Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
	May	2003,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX(publ.) (Registrant)

Date: May 20, 2003	By	/s/ William G. E. Jacobs

ELECTROLUX
ANNUAL REPORT 2002

“CONTINUED FOCUS ON COST-EFFICIENCY”

ACCELERATING

PRODUCT DEVELOPMENT

BASED ON BETTER

UNDERSTANDING OF

CONSUMER NEEDS

BUILDING THE ELECTROLUX

BRAND GLOBALLY

AND ACROSS CATEGORIES

“STRONG CASH FLOW AND BALANCE SHEET”

Contents

1	Report by the President and CEO
16	Business area Consumer Durables
20	Business area Professional Products
23	Report by the Board of Directors
for 2002, including financial statements
40	Notes to the financial statements
60	Eleven-year review
62	Quarterly figures
65	Definitions
66	Corporate governance
70	Board of Directors
72	Group Management
74	Electrolux shares
77	Environmental activities
80	Annual General Meeting

Financial Reports in 2003

Consolidated results	February 12
Annual report	Early April
Form 20-F	June
Quarterly report, 1st quarter	April 22
Quarterly report, 2nd quarter	July 17
Quarterly report, 3rd quarter	October 21

The above reports are available on request from AB Electrolux, Investor Relations and Financial Information, SE-105 45 Stockholm, Sweden.

Tel. +46 8 738 60 03.

Financial information from Electrolux is also available on the Internet at www.electrolux.com/ir

Contacts

Åsa Stenqvist	Tel. +46 8 738 64 94
Vice President, Investor Relations and Financial Information

Enrique Patrickson	Tel. +46 8 738 65 49
Business Analyst

Investor Relations and Financial Information	Fax +46 8 738 70 90

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

“ The Group’s performance has improved substantially over the past few years, mainly through cost cutting and restructuring.

      There is still room for reducing costs and improving the performance of our operations. But at the same time, we must intensify our efforts in product development and brand building, based on better insight into consumer needs. I am convinced that this is the way to achieve sustainable profitability and growth.

      And I am confident that we will succeed in doing so.”

Hans Stråberg

President and CEO as of April 2002
[PICTURE OMITTED]

The Group’s performance
has improved in recent years.

In recent years, Electrolux has steadily strengthened both margins and profitability. Cash flow has improved, and working capital has been reduced. The balance sheet is strong, with a net debt/equity ratio of 0.05 at year-end 2002. The Group has covered its cost of capital every year since 1998.

      Since 1997, 24 non-core operations have been divested, with total annual sales of almost SEK 30 billion and about 25,000 employees. During this period, we strengthened our core areas through acquisitions.

      The Group has also increased its market shares and improved its positions with major retailers in both Europe and the US.

2 ELECTROLUX ANNUAL REPORT 2002

Higher sales and income in 2002

Sales and income, SEKm	2002	Change	2001

Net sales	133,150	-2%	135,803
Operating income*	8,165	27%	6,422
Margin, %	6.1		4.7
Income after financial items*	7,979	49%	5,356
Margin, %	6.0		3.9
Net income per share, SEK	16.90	52%	11.10
Value creation	3,461	3,199	262

•     Excluding items affecting comparability.

Group sales in 2002 increased by 5.5% for comparable units, adjusted for changes in exchange rates. Operating margin improved to 5.8%, or 6.1% excluding items affecting comparability.

      All key ratios improved including return on equity which rose to 17.2%, or 18.6% excluding items affecting comparability. Cash flow continued to be strong and the balance sheet improved further.

Higher volumes, lower costs for materials, savings from restructuring

The improvement in operating income is traceable mainly to higher volumes, lower costs for materials, and savings generated by restructuring.

      Changes in exchange rates, mainly translation effects, had a negative impact of SEK 216m on operating income.

Strong growth in income in North America, continued positive trend in Europe

In terms of geographical areas and product categories, the improvement refers mainly to appliances in North America, where we had problems last year with a new generation of refrigerators. Major appliances in Europe performed well and showed continued improvement in income and margin, despite a difficult market environment.

Higher income for Professional Products

Professional Outdoor Products achieved continued good growth in sales and income. Margin improved from an already high level. Professional Indoor Products also showed higher income and margin for comparable units. The components operations, which made a loss in 2001, achieved a small profit for the full year.

Substantial decline in income for appliances in China and India

Appliances outside Europe and North America showed a substantial decline in operating income. This refers largely to China where losses increased due to downward pressure on prices, a less favorable product mix and higher marketing costs. The operation in India also reported lower income than in 2001.

      A number of restructuring measures were announced in December 2002 in order to improve performance of these operations.

3 ELECTROLUX ANNUAL REPORT 2002

Major positive factors in 2002

•	Group’s overall margin again at 6%-level

•	Strong cash flow and lower working capital

•	Improved net debt/equity ratio

•	Higher return on equity and net assets

•	Increased demand for appliances in US, Eastern Europe and Australia

•	Strong growth in sales and income for appliances in North America, regained market share

•	Continued positive trends in sales, income and margin for appliances in Europe Major negative factors in 2002

Major negative factors in 2002

•	Lower demand for appliances in Western Europe

•	Substantial drop in income for appliances in China and India

•	Continued weak performance by components, but small profit for full year

•	Charge for restructuring, mainly within air-conditioners in US and appliances in China and India

•	Write-downs of assets in components and other under-performing operations

Outlook for 2003

There is uncertainty regarding market conditions in 2003. At present, we expect demand to be generally flat during the year in both Europe and the US.

      In light of the above expectations for flat demand, and on the basis of internal restructuring and cost adjustments, the Group should achieve some improvement in operating income and value created for the full year 2003.

4 ELECTROLUX ANNUAL REPORT 2002

Actions taken in 2002

During my first months as President and CEO, I initiated a number of actions to strengthen the organization and create better opportunities for leveraging the Group’s total size.

In-depth annual strategy and planning process

A more in-depth annual strategy and business planning process was established for all operations. We now have 3-year action plans at the product-line level that will be revised on an annual basis.

New executive team to drive Group strategy and key processes

Two members of Group Management will team up with me to drive our strategy process and further develop our previously established six common Group processes.

New product-line organization in Europe and US

In order to get the right focus and have enough resources to fulfill our plans, we introduced a new product-line organization within appliances in both Europe and North America.

Appliances outside Europe and US comprise new business sector

The appliance operations outside Europe and North America have been organized in a separate business sector under new management.

All outdoor operations under single management

To coordinate resources and leverage the Group’s total strength in outdoor products, professional and consumer operations have been combined in a single, global organization under single management.

Stricter criteria for investment requests

We have established stricter criteria for investment requests. All such requests must now be based on clearly identified consumer benefits.

Global councils for product development and sourcing

In order to better coordinate efforts in product development, we decided to set up global product councils. These will enhance standardization of designs and components, and will also further increase our strength in purchasing.

Divestment of non-core operations

As part of our efforts to improve the performance of the components operation and further reduce the Group’s presence in this area, the motor operation and the metallurgical plant were divested.

Diamond-tools operation expanded through acquisition

In order to strengthen the existing operation in diamond tools within Professional Outdoor Products, we acquired Diamant Boart, a leading producer of diamond tools for the construction and stone industry with annual sales of about SEK 2.5 billion.

Restructuring program to improve under-performers

In December we launched a restructuring program to improve performance within air-conditioners in the US and appliances in China and India.

5 ELECTROLUX ANNUAL REPORT 2002

Profitability still varies between
product lines and regions.

WE HAVE ESTABLISHED DETAILED
3-YEAR PLANS
FOR ALL OPERATIONS

Following my appointment as President and CEO, I have reviewed all Group operations in detail. Despite our achievements in recent years, operations that account for about 35% of Group sales still have margins of 4% or lower and are not creating value. Another 15% of our operations have higher margins but are not creating enough value. Operations that account for about 50% of sales are performing well, with operating margins of 8% or higher.

      The unsatisfactory performance of the first two categories of operations is often related to the fact that costs of operation are too high, often because of high manufacturing costs. Another reason is that products are not competitive enough. We need to implement specific programs and action plans for every one of these operations.

      For the third category, the successful operations in the Group, performance is often driven by a combination of strong market positions, competitive products and strong brands. The challenge for these operations is to find opportunities for continued profitable growth.

6 ELECTROLUX ANNUAL REPORT 2002

Restructuring to improve
under-performers

We want to achieve positive value creation for each sector, product category and region. This will take time and strong leadership to accomplish. And we are now under way.

      In December 2002 we initiated a restructuring program, mainly referring to under-performing operations that have shown the most negative trends, such as appliances in India and China, air-conditioners in the US, and compressors.

      The program is aimed at improving productivity and adjusting the cost structure, and includes consolidation of production, rationalization of sales and marketing, write-downs of assets, and personnel cutbacks.

      Although these operations are not creating value, they represent valuable assets in terms of significant market shares. We must make every effort to ensure that they are value-positive, and the programs we are implementing will generate improvements. In the long term, under-performers are of course unacceptable.

ALL OPERATIONS MUST
EARN THEIR RIGHT
TO BE PART OF THE GROUP

7 ELECTROLUX ANNUAL REPORT 2002

We’re back on track in North America...

[Picture Omitted]

A large part of the improvement in operating income in 2002 refers to major appliances in North America. In 2001 this operation reported a substantial drop in both income and market share, mainly related to problems with the start-up of a new generation refrigerators.

      It is encouraging that we managed to regain market share and restore margin to its previous level. We even strengthened our market position in several product areas.

     My first initiative after I was appointed President was to start an in-depth strategic review of the North American operation. The review identified the need to improve and upgrade the product offering by accelerating product development. This process has already begun, and we will have several new products on the market in 2003.

     The review also indicated the need for a more focused organization in North America, based on product lines, and we have to allocate more resources to both product development and marketing.

      During 2002 we started double-branding Frigidaire with Electrolux on our high-end stainless steel products. A new range of appliances under the Electrolux brand will be introduced in the latter part of 2003.

We have an efficient cost base in North America as well as strong relations with retailers. Our task is to leverage these strengths by continuously improving the product range and building brand equity.

[PICTURE OMITTED]

8 ELECTROLUX ANNUAL REPORT 2002

...and we’re strengthening our
position in Europe.

The European appliance operation continued to perform well in 2002. Sales showed good growth in Eastern Europe, and for key accounts as well. Income and margin improved, and we strengthened our market share.

      On-going restructuring was implemented without major disruptions, and generated the expected savings. Manufacturing productivity improved over the previous year.

      The production structure in Europe will gradually be consolidated to a few master plants with R&D and administrative functions, as well as a number of smaller, leaner units.

      We are continuing to cut back the number of product platforms, which will be more than halved in the next few years. This will reduce the number of product variants and make production less complex. Fewer platforms also mean less tied-up capital, lower R&D costs and shorter time-to-market for new products.

      Over the past few years we have focused strongly on improving the supply chain, increasing product availability, and reducing costs and working capital for our customers as well as for the Group. Collaborative forecasting involving Electrolux and retailers is increasing, and it enables production planning to be better aligned with targeted retail sales.

      In 2002 our European appliance operation received four prestigious awards from leading retail partners in acknowledgement of our best-in-class performance.

      During the year we also made progress in consolidating our brand portfolio in Europe. Double-branding of several local brands with the Electrolux brand will start in 2003. This process will be supported by increased efforts in product development based on consumer research.

      I am confident that all these efforts will strengthen our position as the leading appliance company in Europe. Retail structure in Europe

[PICTURE OMITTED]

9 ELECTROLUX ANNUAL REPORT 2002

Our strategic direction is clear.

Electrolux is the world leader in consumer durables for indoor and outdoor use. Every year, consumers in more than 150 countries buy more than 55 million Group products.

      But today, high volumes and large-scale production are not enough for success in our industries. The Group also has to be one of the top three suppliers to the main retailers, and what is even more important, it must be perceived as the leader in the minds of consumers.

Electrolux must become a truly market-driven company, a leader on the basis of insight into consumer needs. In order to achieve this we need to:

•	Continue to reduce complexity as well as costs in all aspects of operations

•	Step up product renewal based on consumer needs

•	Increase our efforts in brand building and marketing, reducing the number of brands and focusing on the Electrolux brand

We have improved the Group’s performance in recent years, but there is still too much complexity in terms of overlap within the organization, too many product platforms and brands, and redundancy in manufacturing. The result is waste, which our customers will not pay for.

      Although cost-efficiency and profitability form the foundation for our future, we cannot simply cost-manage our way to success.

10 ELECTROLUX ANNUAL REPORT 2002

From experience, we know that consumers are willing to pay more for products that clearly meet their needs. If we can better understand these needs and build consumer loyalty through more innovative products and marketing, we will be able to improve both mix and margin.

ELECTROLUX
MUST BECOME A TRULY
MARKET-DRIVEN
COMPANY

Short-term target
— stabilize margin at the 6%-level

On the basis of restructuring and cost cutting, and with the support of a generally positive trend in market demand, the Group’s operating margin rose from 4% in 1997 to 6.5% in 2000, excluding items affecting comparability. It dropped to 4.7% in 2001, mainly because of problems with a new refrigerator line in the US, and then improved to 6.1% in 2002.

      Given the current outlook for more uncertain market conditions, and the internal issues that need to be addressed, our first target is to stabilize the Group’s operating margin at the 6%-level.

      I will of course not be satisfied with this in the long term. I have greater ambitions, and we are now working systematically to create a basis for improving the margin to a higher level. But before we raise this target I want to see consistent performance at this level.

11 ELECTROLUX ANNUAL REPORT 2002

We’re accelerating efforts in product
development. Because it pays off.

A faster rate of product renewal and more innovation are the keys to achieving growth and higher margins. But these efforts must be based on better understanding of consumer needs.

      We know that consumers are willing to spend more on products that better meet their needs. This was also my experience as head of the Group’s floor-care products.

      Historically, Electrolux has spent less on R&D as a percentage of sales than some of our competitors. In absolute terms, the difference is smaller because of the Group’s size.

      In 2002 our R&D costs amounted to 1.3% of sales. Over the next few years, we expect to gradually increase this spend to some extent. The increase has to be offset by reducing costs in other areas.

      However, the question is not only how much we spend, but also how we spend it. In the past we spent more on improving quality and creating variants than we did on new features and new products. With fewer platforms and brands to support, we will be able to spend more on new products even at the current overall level of spending.

      Product development is one of the Group’s six core processes. We are working on making this process more effective by developing common tools, and sharing experiences and ideas between different sectors and product lines.

      [PICTURE OMITTED]

12 ELECTROLUX ANNUAL REPORT 2002

[PICTURE OMITTED]

People have different needs. Products should be different as well.

People are different when it comes to how they want to use and interact with their appliances. Understanding these differences is vital for successful product differentiation.

      That is why the Group is increasingly applying techniques that involve interviews, focus groups, scorecards, observational research and Internet panels. Identifying consumer needs is now a pre-requisite for all decisions on investment in new products, as well as for market communication.

      We have also started to use a need-based segmentation approach as a basis for development of all new products.

      In 2002 we established a central Consumer Insight function. We are strengthening competence in this area at sector level throughout the Group.

      Understanding needs is essential for building long-term consumer satisfaction and trust.

13 ELECTROLUX ANNUAL REPORT 2002

We’re building a global Electrolux brand.

      Strong brands create consumer preferences and are also preferred by retailers. They command a price premium and are more profitable for both the producer and the retailer.

      These are the principal reasons why we have decided to reduce the number of brands in the Group and to build Electrolux as our main global brand across all product categories.

      Our long-term goal is for the Electrolux brand to be the strongest in the appliance industry, so that we are not only no. 1 in size, but also become no. 1 in the minds of the consumers.

      We want the Electrolux brand to account for about two-thirds of Group sales by 2007. This will be achieved by double-branding — linking Electrolux to our strong local brands. It will also involve phasing out a number of local brands.

      During 2002 all Group consumer operations began implementing plans for brand transition. Double-branding was initiated in several countries, such as Denmark, UK and the US. For all consumer products, marketing communication for the Electrolux brand was aligned with a single common advertising agency.

      Building Electrolux as a leading global brand will require increased investment in marketing in the coming years. The current advertising spend is too small. But the focus on the Electrolux brand means that marketing resources will be used more efficiently. As I said earlier, increased efforts in product development and brand building will have to be compensated for by cost reductions in other areas.

      [PITURE OMITTED]

14 ELECTROLUX ANNUAL REPORT 2002

To be a world leader,
we must actively manage talent.

Transforming Electrolux into a truly consumer- and market-driven company places major demands on people, managerial talent and our ability to secure key competence.

      Talent management is therefore a strategic priority. We have established a structured talent-review process to ensure that we properly leverage the Group’s entire pool of talent. The process enables assessing the strength of the Group’s managerial talent-pool, and measuring individual accomplishment against predetermined criteria.

      We have implemented an international system for evaluating managerial positions, to facilitate compensation calibrations as well as talent-pool assessments.

      Accelerating development of managers is vital for ensuring a future supply of internal talent. Coaching is a key component of this development, and we have therefore implemented a company-wide program for upgrading the coaching skills of managers.

      Mobility is also vital for building strong leaders. Mobility across countries and functions supports development of talent, cross-fertilization of ideas, and exchange of expertise. Mobility will be increased by the talent-review process, which has generated greater awareness of the importance of matching people with organizational needs.

      Active management of talent, global career opportunities and a performance-focused culture will maximize leverage of the Electrolux talent pool.

WE ARE FOCUSING STRONGLY
ON LEADERSHIP ISSUES
AND HAVE CREATED
PROCESSES AND TOOLS
FOR TALENT MANAGEMENT

Consumer Durables

•	Market for core appliances largely unchanged in Western Europe, good growth in industry shipments in USA

•	Strong improvement in income and margin for appliances in North America, but from low level in 2001

•	Continued positive trends in sales and income for appliances in Europe

•	Marked downturn in income for appliances outside Europe and North America

•	Strong growth in sales and income for European outdoor operation

Consumer Durables comprise mainly white goods, i.e., refrigerators, freezers, cookers, washing machines, dishwashers, room air-conditioners and microwave ovens. In 2002, these products accounted for approximately 77% of sales for this business area, which also includes floor-care products, as well as garden equipment and light-duty chainsaws.

Market position
Electrolux is the leading white-goods company in Europe and Australia, and has substantial market shares in the US, Brazil, India and China.

      The Group is the world’s largest producer of floor-care products, lawn mowers, garden tractors, and other portable petrol-driven garden equipment such as chainsaws and trimmers.

White goods
Sales of white goods in 2002 rose to SEK 85,929m (82,732). The European operation accounted for approximately 50% of sales, and North America for approximately 40%. The remainder referred mainly to Australia, Brazil and China. Operating income increased considerably from the previous year, primarily as a result of a marked improvement in income in North America.

Operations in Europe
Industry shipments of core appliances in Europe increased in volume by almost 1% compared with the previous year. Growth referred mainly to Eastern Europe, in particular Russia, Turkey and Hungary. Shipments in Western Europe declined by almost 2%, falling by 3% in Germany and 1% in the UK.

      Group sales of appliances in Europe increased over the previous year, particularly in Eastern Europe and with respect to key accounts. The Group strengthened its market shares in both Western and Eastern Europe. Operating income showed a substantial improvement, with a higher margin. The improvement resulted principally from higher volumes, lower costs for materials, and improved internal efficiency, as well as the effects of restructuring.

      [PICTURE OMITTED]

16 ELECTROLUX ANNUAL REPORT 2002

Business area Consumer Durables

The European appliance market in 2002 is estimated at a total of 68.9 (68.4) million units, excluding microwave ovens. Western Europe accounted for 53.4 (54.2) million units.

Restructuring
During the fourth quarter of 2002, the Group took a charge of SEK 177m against operating income for restructuring within the European appliance operation. This relates to the consolidation of product platforms and changes in the production structure to a few master plants and a number of smaller, leaner manufacturing units.

      The measures include transfer of part of cooker production in Motala, Sweden, Forli, Italy, and Rothenburg, Germany, to the cooker plant in Romania, as well as outsourcing of cooker hood production in Motala. Part of refrigerator production in Fuenmayor, Spain, will be transferred to the refrigerator plant in Hungary. The restructuring will involve personnel cutbacks of approximately 340 and is expected to generate savings of approximately SEK 43m in 2003, and approximately SEK 97m annually as of year-end 2005.

      In the fourth quarter of 2001, a charge of SEK 997m was also taken for restructuring within the European appliance operation. As of year-end 2002, SEK 436m of this amount had been utilized, and the number of employees had been reduced by about 600. Savings in 2003 are expected to amount to SEK 568m. These measures include closure of one plant for refrigerators in Germany and one for cookers in Norway, which were finalized during the year, as well as closure of one plant for hobs in Germany in 2003.

Operations in North America
In the US, industry shipments of core appliances increased by almost 7% over 2001. Shipments of major appliances, i.e., inclusive of room air-conditioners and microwave ovens rose by approximately 5%.

Group sales of appliances in North America were substantially higher than in 2001, particularly for refrigerators and cooker products. Both operating income and margin showed marked upturns, but from a low level in the previous year. Income for 2001 was negatively impacted by non-recurring costs of approximately SEK 1,050m, related to problems connected with the start-up and phase-in of a new generation of refrigerators. Sales of room air-conditioners were lower than in the previous year. Operating income for the home-comfort product area declined and was negative.

      The US market for core appliances, i.e., industry shipments from domestic producers plus imports exclusive of microwave ovens and room air-conditioners, amounted to 41.7 (39.1) million units in 2002.

Restructuring
During the fourth quarter of 2002, a charge of SEK 396m was taken against operating income, referring to the unprofitable operation within room air-conditioners in the US. It has also been decided that the Group’s plant for air-conditioners in New Jersey, USA, will be closed during 2003.

[PICTURE OMITTED]

17 ELECTROLUX ANNUAL REPORT 2002

Business area Consumer Durables

[PICTURE OMITTED]

The closure of the plant will involve personnel cutbacks of approximately 1,350. Savings are estimated at approximately SEK 101m in 2003 and on an annual basis onward.

Operations in Latin America, Asia and Australia
The market for appliances in Brazil showed an overall upturn, but declined in the refrigerator and freezer product areas. Group sales increased in local currency, but declined in SEK. Operating income decreased and was negative, mainly due to higher costs for materials and lower exports to Argentina. Income for the fourth quarter showed a substantial improvement, however, and was positive.

      In China, Group sales of appliances showed good growth compared with 2001. Operating income for the Chinese operation showed a marked decline and was negative as a result of downward pressure on prices, higher marketing costs and a less favorable product mix.

[PICTURE OMITTED]

      In India, Group sales of appliances increased somewhat in local currency, but were lower in SEK. Operating income declined and was negative.

      The market for appliances in Australia increased in volume compared with the previous year. The Australian operation, which was acquired at the beginning of 2001, showed positive trends in both sales and operating income, and margin improved. Operating income was positively impacted by synergies from integration into the Group’s supplier network as well as implementation of Group processes in quality and other areas. During the second half of the year, a new line of built-in, European-style appliances was launched under the Electrolux brand.

      Overall, operating income for the appliance operation outside Europe and North America showed a marked downturn, particularly in the fourth quarter, and was negative for the full year.

Restructuring
During the fourth quarter of 2002, a charge of SEK 613m was taken against operating income for restructuring, relating mainly to the appliance operations in China and India. Approximately half of this amount refers to cash items, and the remaining part to write-down of assets.

      In China, changes include rationalization of refrigerator production and sales and marketing. Changes in India refer to consolidation of Group structure and include personnel cutbacks and write-down of assets. A plant for appliance components in Australia was also divested.

      The above measures will involve total personnel cutbacks of approximately 2,665. Savings are estimated at approximately SEK 64m in 2003, and approximately SEK 157m annually as of year-end 2005.

18 ELECTROLUX ANNUAL REPORT 2002

Business area Consumer Durables

Floor-care products
Demand for floor-care products declined slightly in the US for the full year. The European market showed a continued positive trend. Sales for the floor-care product line were lower than in the previous year. Operating income declined and margin was unchanged, mainly as a result of an unfavorable product mix and downward pressure on prices, particularly in the US during the second half of the year.

Consumer outdoor products
Demand for consumer outdoor products was largely unchanged in both Europe and the US. The European operation reported strong growth in sales. Operating income showed a marked upturn, although from a low level in 2001. Sales in North America increased in local currency, but were largely unchanged after translation into SEK. Operating income and margin for the North American operation improved over the previous year.

[PICTURE OMITTED]

Key data1)

Amounts in SEKm, unless otherwise stated	2002	2001	2000	1999

Europe
Net sales	48,250	47,200	42,704	42,640
Operating income	3,265	2,528	2,179	2,444
Operating margin, %	6.8	5.4	5.1	5.7
Net assets	7,576	9,426	9,558	9,352
Return on net assets, %	37.1	23.3	21.7	24.0
Value creation	2,099	1,172	986	1,224
Capital expenditure	1,328	1,244	1,189	1,636
Average number of employees	30,837	31,462	32,588	33,690

North America
Net sales	48,450	46,814	46,581	41,452
Operating income	3,271	1,814	3,577	2,895
Operating margin, %	6.8	3.9	7.7	7.0
Net assets	12,874	14,330	13,983	13,108
Return on net assets, %	21.8	12.3	24.2	20.2
Value creation	1,170	-297	1,669	1,036
Capital expenditure	984	1,530	1,490	1,086
Average number of employees	18,318	16,704	18,095	21,235

Rest of the world
Net sales	14,820	14,976	9,203	7,597
Operating income	51	287	23	-342
Operating margin, %	0.3	1.9	0.2	-4.5
Net assets	3,913	6,754	3,903	3,764
Return on net assets, %	0.3	4.6	0.6	-8.7
Value creation	-1,011	-1,023	-1,056	-1,398
Capital expenditure	406	334	198	260
Average number of employees	17,518	18,866	12,735	11,743

1) Excluding items affecting comparability.

Net sales by product line,		Share		Share		Share		Share
SEKm	2002	%	2001	%	2000	%	1999	%

White goods1)2)	85,929	77.0	82,732	75.9	72,861	74.0	67,965	74.1
Floor-care products	9,160	8.2	9,562	8.8	8,633	8.8	8,809	9.6
Garden equipment	16,351	14.7	16,612	15.2	16,789	17.0	14,225	15.5
Other	80	0.1	84	0.1	205	0.2	691	0.8

Total	111,520	100.0	108,990	100.0	98,488	100.0	91,689	100.0

1)	Including room air-conditioners.

2)	The European home comfort operation was divested as of January 1, 2002. This operation had annual sales of approximately SEK 850m.

19 ELECTROLUX ANNUAL REPORT 2002

Professional Products

Indoor Products

•	Higher overall sales, income and margin for comparable units

•	Higher income for food-service equipment and laundry equipment

•	Marked improvement in income for compressors

•	Several divestments within components

The Group’s operation in Professional Indoor Products comprises food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users. It also includes a European compressor operation, which sells products to other Group companies and to external customers. The Group divested the remaining operations in leisure appliances as of January 1, 2002.

Market position
Electrolux is the world’s third largest producer of food-service equipment, with a leading position in the European market, and is a leader in the global market for laundry equipment. The Group is also one of the world’s largest producers of compressors for refrigerators and freezers, and the largest in Europe in this product area.

Food-service equipment
Demand for food-service equipment in Europe was lower than in 2001. Group sales declined, mainly due to divestments. Operating income and margin improved as a result of structural changes and intensified product development, which resulted in a more favorable product mix.

Laundry equipment
Group sales of laundry equipment declined due to weaker demand in several European markets, as well as in Japan. Operating income and margin improved as a result of higher productivity and the launch of new dryers in North America.

Components
Demand for compressors in Europe was higher than in the previous year. Group sales increased for comparable units. Operating income showed a marked improvement, but from a low level, and a slight profit was achieved for the year as a whole. The improvement is a result of restructuring measures and the introduction of a new compressor.

Restructuring
During the fourth quarter of 2002, a charge of SEK 152m was taken against operating income for restructuring of the Spanish and Indian compressor operations. This will involve personnel

[PICTURE OMITTED]

20 ELECTROLUX ANNUAL REPORT 2002

BUSINESS AREA PROFESSIONAL PRODUCTS

cutbacks of approximately 730 and is expected to generate savings of approximately SEK 45m in 2003, and approximately SEK 60m annually as of year-end 2005.

      In 2001, a charge of SEK 1,710m was taken against operating income for restructuring of this product line. Of this amount, approximately 80% referred to write-down of assets. As of year-end 2002, SEK 1,668m of this charge had been utilized and all projects had been completed. These included shutdown of a compressor plant in the US, divestment of a Mexican compressor plant, reduction of capacity in Italy and Spain, and write-down of assets in joint ventures in Egypt and China. The restructuring involved a reduction in the workforce of about 1,150, and generated savings of SEK 291m in 2002. The program is expected to generate savings of SEK 365m in 2003.

Divestments
During 2002, the Group divested its European motor operation and its metallurgical plant in Italy. These operations, including the above mentioned Mexican compressor plant, had annual sales of approximately SEK 1,730m, and were part of the components product line.

Outdoor Products

•	Lower demand for chainsaws and diamond tools

•	Good growth in income and margin overall

•	Higher sales of chainsaws and garden equipment, mainly through new distribution channels in the US

•	Acquisition of Diamant Boart, a world-leader in diamond tools for the construction and stone industries

The Group’s operation in Professional Outdoor Products comprises mainly high-performance chainsaws, clearing saws and turf-care equipment. The majority of these products are sold under the Husqvarna brand.

      This business area also includes power cutters, diamond tools and related equipment for cutting of, e.g., cement and stone.

Market position
Husqvarna and Jonsered are among the top three worldwide brands for professional chainsaws, with a total global market share of about 40% in the professional segment. Following the acquisition of Diamant Boart, the Group is the world’s largest producer of diamond tools and related equipment for the construction and stone industries, with annual sales of approximately SEK 3.5 billion. The Group is one of the world’s largest producers of power cutters.

Operations during the year
Demand for professional chainsaws declined, particularly in North America and Western Europe. Group sales of chainsaws increased in volume, mainly on the basis of new distribution channels in North America.

21 ELECTROLUX ANNUAL REPORT 2002

BUSINESS AREA PROFESSIONAL PRODUCTS

Sales of professional lawn and garden products showed good growth, also as a result of new distribution channels. Sales of diamond tools for comparable units declined, however, due to lower demand in the construction industry. The integration of the newly acquired Diamant Boart operation proceeded according to plan.

      Overall, sales for Professional Outdoor Products were higher than in the previous year, mainly as a result of the acquisition of Diamant Boart. Operating income and margin improved, even excluding the acquired operation.

Acquisition of Diamant Boart
As of July 1, 2002, the Group acquired Diamant Boart International, a world-leader in manufacture and distribution of diamond tools and related equipment for the construction and stone industries. The purchase price was SEK 1,700m on a debt-free basis. In 2001, the operation had sales of approximately SEK 2,500m and about 2,000 employees. Diamant Boart is included in the accounts for 2002 with sales of SEK 1,184m.

Key data1)
Amounts in SEKm, unless otherwise stated	2002	2001	2000	1999

Indoor Products
Net sales	10,887	17,073	17,561	20,450
Operating income	753	1,070	1,577	1,902
Operating margin, %	6.9	6.3	9.0	9.3
Net assets	1,621	4,769	7,196	7,464
Return on net assets, %	22.0	15.7	23.7	24.6
Value creation	291	250	713	896
Capital expenditure	295	657	955	814
Average number of employees	7,995	14,429	18,186	21,069

Outdoor Products
Net sales	10,597	9,452	8,039	7,100
Operating income	1,508	1,313	1,153	983
Operating margin, %	14.2	13.9	14.3	13.8
Net assets	3,866	2,901	2,948	2,847
Return on net assets, %	46.9	39.5	34.8	36.9
Value creation	1,090	914	756	663
Capital expenditure	229	213	171	178
Average number of employees	5,945	4,201	3,930	3,754

1) Excluding items affecting comparability.

Net sales by product line,		Share		Share		Share		Share
SEKm	2002	%	2001	%	2000	%	1999	%

Food-service equipment	4,847	44.5	5,324	31.2	4,942	28.1	6,131	30.0
Laundry equipment	2,329	21.4	2,407	14.1	2,183	12.4	2,406	11.8
Components	3,680	33.8	5,075	29.7	5,086	29.0	4,957	24.2
Divested operations1)	31	0.3	4,267	25.0	5,350	30,5	6,956	34.0

Total Indoor Products	10,887	100.0	17,073	100.0	17,561	100.0	20,450	100.0
Total Outdoor Products	10,597	100.0	9,452	100.0	8,039	100.0	7,100	100.0

Total Professional Products	21,484	100.0	26,525	100.0	25,600	100.0	27,550	100.0

1) Mainly leisure appliances, cleaning equipment, vending machines and refrigeration equipment.

      [PICTURE OMITTED]

22 ELECTROLUX ANNUAL REPORT 2002

Report by the Board of Directors for 2002

•	Positive trend in demand in the US, Asia and Australia, generally weak market conditions in Western Europe

•	Operating income rose by 27% to SEK 8,165m, excluding items affecting comparability, margin improved to 6.1%

•	Major part of improvement in Group operating income refers to Consumer Durables in North America

•	Consumer Durables in Europe continues to show higher income and margin

•	Marked decline in income for Consumer Durables in Rest of the world

•	Strong improvement in operating cash flow and net debt/equity ratio

•	Restructuring measures announced in fourth quarter, referring mainly to appliances outside Europe and compressors

Key data1)

SEKm, unless otherwise stated	2002		Change	2001	Change	2000

Net sales	133,150		-2.0%	135,803	9.1%	124,493
Operating income	7,731		23%	6,281	-17%	7,602
Margin, %	5.8			4.6		6.1
Operating income excluding items affecting comparability	8,165		27%	6,422	-20%	8,050
Margin, %	6.1			4.7		6.5
Income after financial items	7,545		45%	5,215	-20%	6,530
Net income per share, SEK	15.60		37%	11.35	-8.5%	12.40
Dividend per share, SEK	6.00	2)	33%	4.50	13%	4.00
Return on equity, %	17.2			13.2		17.0
Return on net assets, %	22.1			15.0		19.6
Value creation	3,461		3,199	262	-2,161	2,423
Net debt/equity ratio	0.05			0.37		0.63
Operating cash flow	7,665		31%	5,834	129%	2,552
Capital expenditure	3,335		-21%	4,195	-5.2%	4,423
Average number of employees	81,971		-5.9%	87,139	0.0%	87,128

1) Including items affecting comparability, unless otherwise stated. Key data excluding items affecting comparability, see page 27.

2) Proposed by the Board of Directors.

For definitions, see page 65.

23 ELECTROLUX ANNUAL REPORT 2002

Net sales and income

•	Net sales increased by 5.5% for comparable units and adjusted for changes in exchange rates

•	Operating income rose by 23% to SEK 7,731m (6,281), corresponding to a margin of 5.8% (4.6)

•	Net income per share increased by 37% to SEK 15.60 (11.35)

Net sales

Net sales for the Electrolux Group in 2002 amounted to SEK 133,150m, as against SEK 135,803m in the previous year. The decline refers mainly to changes in exchange rates and divestments.

Changes in net sales

%	2002	2001	2000

Changes in Group structure	-3.4	+2.4	-3.2
Changes in exchange rates	-4.1	+9.1	+3.6
Changes in volume/price/mix	+5.5	-2.4	+3.7

	-2.0	9.1	4.1

In terms of business areas, net sales for Consumer Durables increased by 2.3% to SEK 111,520m (108,990), while sales for Professional Products declined by 19% due to divestments.

For more information concerning changes in Group structure, see page 36.

Net sales by business area

Net sales for the Consumer Durables business area increased by 2.3% to SEK 111,520m.

Operating income

The Group’s operating income for 2002 increased by 23% to SEK 7,731m (6,281), which corresponds to 5.8% (4.6) of net sales. The increase refers mainly to higher volumes and lower costs for materials, as well as savings from implemented restructuring measures.

      Operating income for Consumer Durables increased by 42% to SEK 6,587m (4,629), while operating income for Professional Products declined by 5% to SEK 2,261m (2,383) due to divestments.

      In 2001, operating income was negatively impacted by non-recurring costs of approximately SEK 1,050m, relating to the start-up and phase-in of a new generation of refrigerators in the US.

Depreciation and amortization

Depreciation and amortization in 2002 amounted to SEK 3,854m (4,277), of which SEK 230m (257) refers to goodwill.

Operating income by business area1)

Operating income for the Consumer Durables business area increased by 42% to SEK 6,587m.

Income after financial items

Income after financial items increased by 45% to SEK 7,545m (5,215) representing 5.7% (3.8) of net sales.

      Net financial items amounted to SEK -186m (-1,066). The improvement is due mainly to lower interest rates and a considerable reduction in net borrowings.

For more information concerning financial items, see Note 7 on page 43.

Taxes

Total taxes for 2002 amounted to SEK 2,459m (1,477), corresponding to 32.6% (28.3) of income after financial items.

For more information concerning taxes, see Note 8 on page 43.

Net income per share

Net income increased by 32% to SEK 5,095m (3,870), corresponding to SEK 15.60 (11.35) per share.

Net income per share

Net income per share increased by 37% to SEK 15.60. Excluding items affecting comparability, net income per share increased by 52% to SEK 16.90.

For definitions, see page 65.

24 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

Consolidated income statement

Amounts in SEKm, unless otherwise stated

	Note	2002	2001	2000

Net sales	Note 2	133,150	135,803	124,493
Cost of goods sold		-101,705	-105,654	-93,549

Gross operating income		31,445	30,149	30,944
Selling expenses		-17,738	-17,806	-17,092
Administrative expenses		-5,405	-5,790	-5,585
Other operating income	Note 3	135	150	130
Other operating expenses	Note 4	-272	-281	-347
Items affecting comparability	Note 5	-434	-141	-448

Operating income	Notes 2, 6, 25	7,731	6,281	7,602
Financial income	Note 7	947	973	1,029
Financial expenses	Note 7	-1,133	-2,039	-2,101

Income after financial items		7,545	5,215	6,530
Taxes	Note 8	-2,459	-1,477	-2,121
Minority interests in net income	Note 9	9	132	48

Net income		5,095	3,870	4,457
Net income per share, basic and diluted, SEK	Note 10	15.60	11.35	12.40
Net income per share, basic and diluted, according to US GAAP, SEK	Note 27	16.25	10.90	13.55
Average number of shares, basic and diluted, millions	Note 10	327.1	340.1	359.1

Effects of changes in exchange rates

In terms of transaction and translation effects, changes in exchange rates during the year had a net negative impact on operating income of approximately SEK -216m (641), and on income after financial items of approximately SEK -100m (566). Of the latter amount, approximately SEK -137m (479) referred to translation of income statements in subsidiaries, mainly due to the strengthening of the Swedish krona against the US dollar.

For additional information on the effects of changes in exchange rates, see the section on Currency risk, page 35.

Net sales and expenses, by currency

	Average	Average	Share of	Share of
	exchange	exchange	net sales,	expenses,
Currency	rate 2002	rate 2001%		%

SEK	—	—	3	7
USD	9.72	10.35	38	39
EUR	9.15	9.25	29	35
GBP	14.58	14.93	5	3
Other	—	—	25	16

Total			100	100

25 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

Restructuring programs

During the fourth quarter of 2002, a charge of SEK 1,338m was made against operating income for restructuring measures. These measures are aimed at improving productivity and at adjusting the cost structure within major appliances, mainly in North America, India and China, as well as within compressors.

      Slightly more than half of the amount relates to cash items, mainly personnel cutbacks involving 5,091 employees. Savings are estimated at SEK 253m in 2003, additional SEK 119m in 2004 and a total of SEK 415m annually from year-end 2005.

      In addition to the restructuring activities, and following impairment tests, write-down of assets were made at year-end in the amount of SEK 1,006m. These relate to compressors, as well as assets in other under-performing operations.

Restructuring program in 2002

						Estimated
		Of	Of			annual
		which,	which,	Personnel	Estimated	savings by
	Total	cash-	write-	cut-backs,	savings	year-end
SEKm	cost	effect	downs	number	2003	2005

Major appliances, Rest of the world	613	270	343	2,665	64	157

Major appliances, North America	396	250	146	1,350	101	101
Major appliances, Europe	177	142	35	343	43	97

Total major appliances	1,186	662	524	4,358	208	355
Compressors	152	109	43	733	45	60

Total	1,338	771	567	5,091	253	415

Previous restructuring programs

The restructuring measures announced in 2001 are proceeding according to plan. The changes refer mainly to operations in components and major appliances, and include plant shutdowns, as well as rationalization of sales organizations and administration. Approximately SEK 1,700m, or 50% of the restructuring program, referred to write-down of assets, which were made in the 2001 accounts.

      Of the total charge against operating income of SEK 3,261m in 2001, approximately SEK 2,595m had been utilized as of December 31, 2002. Savings in 2002 amounted to approximately SEK 897m. Changes implemented to date have involved personnel cutbacks of approximately 3,600. Savings in 2003 are estimated at SEK 1,373m.

Restructuring program in 2001

		Utilized as		Estimated
		of Dec. 31,	Savings	savings
SEKm	Total cost	2002	2002	2003

Major appliances, Europe	997	436	257	568
Floor care, Europe	19	19	4	17
Garden products, Europe	157	124	69	99
Major appliances, North America	114	109	116	147
Major appliances, Rest of the world	40	31	43	45

Total Consumer Durables	1,327	719	489	876
Food-service equipment	168	167	84	89
Components	1,710	1,668	291	365
Other	56	41	33	43

Total	3,261	2,595	897	1,373

In 2000, a provision of SEK 883m was made for structural changes and cost adjustments within mainly major appliances and floor-care products. As of December 31, 2002, a total of SEK 679m of this provision had been utilized, generating savings of SEK 639m in 2002.

Costs for R&D

Costs for Research and Development in 2002, including capitalization of SEK 176m, amounted to SEK 1,797m (1,793), corresponding to 1.3% (1.3) of net sales.

Effects of new accounting standards

A new Swedish accounting standard, RR15 Intangible assets, came into effect as of January 1, 2002. According to this standard, costs for development of products and software should be capitalized if certain criteria are met.

      Development costs of SEK 188m referring to projects initiated during 2002 have been capitalized, net of depreciation. Capitalization of costs has only been made for projects with a high level of certainty regarding future economic benefits and useful life. Income for the previous year has not been adjusted.

      Five other Swedish accounting standards issued by the Swedish Financial Standards Council and effective as of January 1, 2002, have not had any material effect on the Group’s accounts.

For definitions, see page 65.

26 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

Items Affecting Comparability

The previously stated income figures for 2002 include items affecting comparability in the amount of SEK -434m (-141), specified below.

Items affecting comparability

SEKm	2002	2001	2000

Capital gains from divestments
Leisure-appliance operation	1,800	3,120
European home-comfort operation	85
Zanussi Metallurgica, Mexican compressor plant and the European motor operation	25
Professional refrigeration operation			241
Restructuring measures
Major appliances, mainly outside Europe, and compressors	-1,338
Write-down of assets within compressors and other under-performing operations	-1,006
Components operation and major appliances in Europe		-3,261
Professional Indoor Products			-241
Mainly major appliances and floor-care products			-883
Other
Allocation of SPP pension surplus			435

Total	-434	-141	-448

Income and Key Ratios, excluding items affecting comparability

Excluding items affecting comparability, operating income increased by 27% to SEK 8,165m (6,422), representing 6.1% (4.7) of net sales. Income after financial items rose by 49% to SEK 7,979m (5,356), corresponding to 6.0% (3.9) of net sales. Net income increased by 46% to SEK 5,521m (3,774), and net income per share rose by 52% to SEK 16.90 (11.10).

      Excluding items affecting comparability, the actual tax rate was 30.9% (32.0). The return on equity was 18.6% (12.9) and return on net assets was 22.6% (14.6).

Value created

Value creation is measured in the Group as operating income excluding items affecting comparability, less the weighted average cost of capital (WACC) on average net assets during the period excluding items affecting comparability. As of 2002, the Group’s WACC has been changed from 14% to 13% before tax.

      Total value created in 2002 amounted to SEK 3,461m compared with SEK 262m in the previous year. The improvement refers mainly to an increase in operating margin to 6.1% (4.7), excluding items affecting comparability, as a result of higher sales volumes in Consumer Durables in the US and Europe, restructuring measures and lower costs for materials.

      Value created also improved as a result of a decrease in average net assets to SEK 36,182m (44,002), excluding items affecting comparability, mainly due to divestments and a reduction in fixed assets and working capital.

      Changes in exchange rates significantly reduced average net assets, and also had a negative impact on operating income.

      See table on page 30 for changes in net assets.

      Net assets excluding items affecting comparability are adjusted for restructuring and pension provisions. The latter provisions refer to the PBGC pension settlement and the minimum pension liability attributable to the Group’s underfunded pension plans in the US.

Value created, by business area

SEKm	2002	2001	2000

Consumer Durables
Europe	2,099	1,172	986
North America	1,170	-297	1,669
Rest of the world	-1,011	-1,023	-1,056

Total Consumer Durables	2,258	-148	1,599
Professional Products
Indoor	291	250	713
Outdoor	1,090	914	756

Total Professional Products	1,381	1,164	1,469
Common Group costs, etc.	-178	-754	-645

Total	3,461	262	2,423

Key Data Excluding Items affecting Comparability1)

SEKm, unless otherwise stated	2002		Change	2001	Change	2000

Net sales	133,150		-2.0%	135,803	9.1%	124,493
Operating income	8,165		27%	6,422	-20%	8,050
Margin, %	6.1			4.7		6.5
Income after financial items	7,979		49%	5,356	-23%	6,978
Net income	5,521		46%	3,774	-21%	4,762
Net income per share, SEK	16.90		52%	11.10	-16%	13.25
Dividend per share, SEK	6.00	2)	33%	4.50	13%	4.00
Return on equity, %	18.6			12.9		18.5
Return on net assets, %	22.6			14.6		20.0
Value creation	3,461		3,199	262	-2,161	2,423
Net debt/equity ratio	0.05			0.37		0.63
Operating cash flow	7,665		31%	5,834	129%	2,552
Capital expenditure	3,335		-21%	4,195	-5.2%	4,423
Average number of employees	81,971		-5.9%	87,139	0.0%	87,128

1) Key data including items affecting comparability, see page 23.

2) Proposed by the Board of Directors.

27 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

Operations by business area

There was a positive trend in demand during the year in most of the Group’s product areas in North America, Eastern Europe and Australia. Market conditions weakened in Western Europe, however. The markets for appliances in Brazil, India and China showed low growth during the first quarters, but improved in the latter part of the year.

Consumer Durables

Industry shipments of core appliances in Europe increased in volume by almost 1% in 2002. The market in Western Europe declined by almost 2%, while Eastern Europe showed an upturn of approximately 9%. Group sales of appliances in Europe increased from the previous year, particularly in Eastern Europe and with respect to key accounts. Operating income showed a substantial improvement with a higher margin. The improvement refers mainly to higher volumes, lower costs for materials and improved internal efficiency, as well as effects of implemented restructuring measures.

      In the US, industry shipments of core appliances increased by approximately 7%. Industry shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 5%. Group sales of appliances in North America were substantially higher than in 2001, particularly in the refrigerator and cooker product areas. Operating income and margin showed a marked upturn, but from a low level in the previous year. Income for the North American operation in 2001 was negatively impacted by non-recurring costs of approximately SEK 1,050m relating to problems in connection with the start-up and phase-in of a new generation of refrigerators. Sales of room air-conditioners and dehumidifiers in the US were lower than in the previous year, and operating income for the home-comfort product area declined and was negative.

      Overall, the market for appliances in Brazil showed an upturn, but declined in the refrigerator and freezer product areas. Group sales increased in local currency, but declined in Swedish krona. Operating income for the Brazilian operation decreased and was negative, mainly due to higher costs for materials and lower exports to Argentina. Income for the fourth quarter showed a substantial improvement and was positive, however. In China, Group sales of appliances showed good growth compared with 2001. Operating income for the Chinese operation showed a marked decline and was negative, however, as a result of downward pressure on prices, higher marketing costs and a less favorable product mix. In India, Group sales of appliances increased somewhat in local currency, but were lower in Swedish krona. Operating income declined and was negative. The market for appliances in Australia increased in volume compared with the previous year. The Group had a positive trend in both sales and operating income, with an improved margin. Overall, operating income for the appliance operation outside Europe and North America showed a marked downturn, particularly in the fourth quarter, and was negative for the full year.

      The market for floor-care products declined slightly in the US for the full year, while the European market showed a continued positive trend. Sales for the floor-care product line were somewhat lower than in the previous year. Operating income declined with an unchanged margin, mainly as a result of an unfavorable product mix and a downward pressure on prices, particularly in the US during the second half of the year.

      Demand for consumer outdoor products was largely unchanged in both Europe and the US compared with 2001. The European operation reported strong growth in sales. Operating income showed a marked upturn, although from a low level in 2001. Sales for North America increased in local currency, but were largely unchanged in Swedish krona. Operating income and margin for the North American operation improved from the previous year.

      Overall, sales for the Consumer Durables business area were higher than in the previous year, and operating income and margin improved.

Professional Indoor Products

Demand for food-service equipment in Europe was lower than in 2001. Group sales declined, mainly due to divestments. Operating income and margin improved, as a result of implemented structural changes and increased efforts in product development which resulted in a more favorable product mix.

      Group sales of laundry equipment decreased due to weaker demand in several European markets, as well as in Japan. Operating income and margin improved as a result of higher productivity and the launch of new products in North America.

      Demand for compressors in Europe was higher than in the previous year. Group sales increased for comparable units. Operating income showed a marked improvement, but from a low level, and was slightly positive for the year as a whole. The improvement is a result of implemented restructuring measures and the introduction of a new compressor.

      Total sales for Professional Indoor Products decreased, mainly as a result of divestments and implemented restructuring. Operating income and margin increased for comparable units.

Professional Outdoor Products

Demand for professional chainsaws declined, particularly in North America and Western Europe. Group sales of chainsaws increased in volume, mainly referring to new distribution channels in North America.

      Sales of professional lawn and garden products showed good growth, also as a result of new distribution channels. Sales of diamond tools for comparable units declined, however, due to lower demand in the construction market. The integration of the newly acquired Diamant Boart operation proceeded according to plan.

      Overall, sales for Professional Outdoor Products were higher than in the previous year, mainly as a result of the acquisition of Diamant Boart. Operating income and margin improved, also excluding the acquired operation.

Outlook 2003

There is uncertainty regarding market conditions in 2003. At present, the Group expects demand to be generally flat during the year in both Europe and the US.

      In light of the above expectations for flat demand, and on the basis of internal restructuring and cost adjustments, the Group should achieve improvement in operating income and value created for the full year 2003.

28 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

Operations by business area

Net sales, SEKm	2002	Change, %	2001	Change, %	2000

Consumer Durables
Europe	48,250	2.2	47,200	10.5	42,704
North America	48,450	3.5	46,814	0.5	46,581
Rest of the world	14,820	-1.0	14,976	62.7	9,203

Total Consumer Durables	111,520	2.3	108,990	10.7	98,488
Professional Products
Indoor	10,887	-36.2	17,073	-2.8	17,561
Outdoor	10,597	12.1	9,452	17.6	8,039

Total Professional Products	21,484	-19.0	26,525	3.6	25,600

Other	146	-49.3	288	-28.9	405

Total	133,150	-2.0	135,803	9.1	124,493

Operating income, SEKm	2002	Margin, %	2001	Margin, %	2000	Margin, %

Consumer Durables
Europe	3,265	6.8	2,528	5.4	2,179	5.1
North America	3,271	6.8	1,814	3.9	3,577	7.7
Rest of the world	51	0.3	287	1.9	23	0.2

Total Consumer Durables	6,587	5.9	4,6297	4.2	5,779	5.9
Professional Products
Indoor	753	6.9	1,070	6.3	1,577	9.0
Outdoor	1,508	14.2	1,313	13.9	1,153	14.3

Total Professional Products	2,261	10.5	2,383	9.0	2,730	10.7

Common Group costs, etc.	-683		-590		-459
Operating income before items affecting comparability	8,165	6.1	6,422	4.7	8,050	6.5
Items affecting comparability	-434		-141		-448

Total	7,731	5.8	6,281	4.6	7,602	6.1

29 ELECTROLUX ANNUAL REPORT 2002

Financial Position

•	Net debt/equity ratio improved to 0.05 (0.37)

•	Return on equity increased to 17.2% (13.2)

•	Decline in average net assets to SEK 34,975m (41,997)

Net assets and return on net assets

Net assets as of year-end declined to SEK 27,916m (37,162). Average net assets for the year amounted to SEK 34,975m (41,997). Average net assets, excluding items affecting comparability, amounted to SEK 36,182m (44,002), corresponding to 27.2% (32.4) of annualized net sales.

      The decline in net assets is mainly explained by changes in exchange rates, write-down of assets, restructuring activities and divestments. Return on net assets was 22.1% (15.0).

Change in net assets

SEKm	Net assets	Average net assets

January 1, 2002	37,162	41,997
Divestments and acquisitions	8	-1,893
Change in restructuring provisions	-499	-74
Write-down of assets	-1,573	-1,539
Changes in pension provisions (PBGC settlement and minimum pension liability in the US)	-663	835
Changes in exchange rates	-4,424	-1,853
Changes in working capital, capital expenditures, depreciation, etc.	-2,095	-2,498

December 31, 2002	27,916	34,975

Net assets

Net assets at year-end corresponded to 23.1% of annualized net sales in 2002, as against 29.3% in 2001.

Working capital

Working capital at year-end amounted to SEK 2,216m (6,659), corresponding to 1.8% (5.3) of net sales, after adjustment for changes in exchange rates.

Working capital

	Dec. 31,	Dec. 31,	Dec. 31,
SEKm	2002	2001	2000

Inventories	15,614	17,001	16,880
Accounts receivable	22,484	24,189	23,214
Accounts payable	-16,223	-17,304	-12,975
Provisions	-11,279	-10,319	-10,405
Prepaid and accrued income and expenses	-7,224	-6,903	-5,881
Other	-1,156	-5	-1,465

Working capital	2,216	6,659	9,368
In % of annualized net sales	1.8	5.3	7.3

The improvement is due mainly to decreased inventories and accounts receivable. The minimum pension liability referring to the Group’s underfunded pension plans in the US, amounting to SEK 2,154m, has also reduced working capital. The deferred tax asset, in the amount of SEK 819m attributable to the provision, has not been included in the calculation of working capital. Excluding the minimum pension liability, the Group’s working capital would have amounted to SEK 4,370m, corresponding to 3.6% of net sales, after adjustment for changes in exchange rates.

      Inventories declined to SEK 15,614m (17,001), and accounts receivable to SEK 22,484m (24,189), corresponding to 12.9% (13.4) and 18.6% (19.1) of annualized net sales respectively, after adjustment for changes in exchange rates.

Net borrowings

Net borrowings at year-end declined to SEK 1,398m (10,809), mainly due to strong operating cash flow, lower working capital and proceeds from divestments. Changes in exchange rates also had a positive impact.

      Liquid funds at year-end amounted to SEK 14,300m (12,374), which correspond to 11.8% (9.8) of annualized net sales.

      The average interest rate for the Group’s interest-bearing loans at December 31, 2002 was 4.4% (5.1).

Equity and return on equity

Group equity at year-end amounted to SEK 27,629m (28,864), corresponding to SEK 87 (88) per share.

      During 2002 the Group repurchased own shares for a total of SEK 1,703m.

      Due to a deficit in the Group’s US pension funds, resulting from the decline in the stock markets, the Group recorded a minimum pension liability of SEK 1,335m against shareholders’ equity. Return on equity was 17.2% (13.2).

Change in equity

SEKm	2002	2001

Opening equity	28,864	26,324
Dividends	-1,483	-1,365
Repurchase of own shares	-1,703	-1,752
Minimum pension liability	-1,335	—
Translation differences, etc.	-1,809	1,787
Net income for the year	5,095	3,870

Equity at year-end	27,629	28,864

Net debt/equity and equity/assets ratios

The net debt/equity ratio improved to 0.05 (0.37). The Group’s long-term target is to have a net debt/equity ratio between 0.5-0.8. The equity/assets ratio improved to 40.7% (37.5).

Net debt/equity and interest coverage ratio

Net debt in relation to equity has been reduced significantly over the past ten years.

For definitions, see page 65.

30 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

Consolidated Balance Sheet

Amounts in SEKm, unless otherwise stated

	Note	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000

Assets
Fixed assets
Intangible assets	Note 11	4,928	5,159	3,993
Tangible assets	Note 12	18,188	22,526	22,388
Financial assets	Note 13	1,591	1,888	2,498
Deferred tax assets	Note 8	2,991	2,778	801

Total fixed assets		27,698	32,351	29,680
Current assets
Inventories, etc.	Note 14	15,614	17,001	16,880
Current receivables
Accounts receivable		22,484	24,189	23,214
Other receivables		4,293	7,015	7,709
Prepaid expenses and accrued income		1,035	1,517	1,384

		27,812	32,721	32,307
Liquid funds
Short-term investments		8,316	4,061	3,386
Cash and cash equivalents		5,984	8,313	5,036

		14,300	12,374	8,422

Total current assets		57,726	62,096	57,609

Total assets		85,424	94,447	87,289
Assets pledged	Note 15	1,908	2,410	2,117
Equity and liabilities
Equity	Note 16
Share capital	Note 17	1,694	1,831	1,831
Restricted reserves		14,287	13,438	11,850
Retained earnings		6,553	9,725	8,186
Net income		5,095	3,870	4,457

		27,629	28,864	26,324
Minority interests		592	699	810
Provisions
Provisions for pensions and similar commitments	Note 19	6,018	4,095	4,048
Deferred tax liabilities	Note 8	1,998	1,848	22
Other provisions	Note 20	5,582	6,493	6,607

		13,598	12,436	10,677
Financial liabilities
Long-term bond loans	Note 21	7,790	9,637	6,503
Mortgages, promissory Notes, etc.	Note 21	5,969	8,021	9,796
Short-term loans		1,618	5,256	8,849

		15,377	22,914	25,148
Operating liabilities
Accounts payable		16,223	17,304	12,975
Tax liabilities		1,211	1,198	946
Other liabilities		2,535	2,612	3,144
Accrued expenses and prepaid income	Note 22	8,259	8,420	7,265

		28,228	29,534	24,330

Total equity and liabilities		85,424	94,447	87,289

Contingent liabilities	Note 23	949	1,220	1,325

31 ELECTROLUX ANNUAL REPORT 2002

Cash flow

•	Operating cash flow improved by 31% to SEK 7,665m (5,834)

•	Working capital was reduced to SEK 2,216m (6,659)

•	Capital expenditure declined by 21% to SEK 3,335m (4,195)

Operating cash flow

Operating cash flow generated by business operations increased to SEK 7,665m (5,834), after adjustment for changes in exchange rates. The increase is mainly due to higher income and a decrease in working capital. The decline in working capital refers largely to increased operating liabilities.

      Cash flow was negatively impacted by the final payment of USD 94m (approximately SEK 913m) related to the PBGC pension litigation.

SEKm	2002	2001	2000

Cash flow from operations excluding change in operating assets and liabilities	9,100	5,848	8,639
Change in operating assets and liabilities	1,805	3,634	-2,540
Capital expenditures	-3,335	-4,195	-4,423
Other	95	547	876

Operating cash flow	7,665	5,834	2,552

Net proceeds from divestment and acquisition of operations	2,229	4,861	630
Investment in trademark	—	—	-450

Total cash flow from operations and investments	9,894	10,695	2,732

Operating cash flow

Operating cash flow has improved significantly over the past five years.

Capital Expenditure

Capital expenditure in tangible fixed assets in 2002 amounted to SEK 3,335m (4,195), of which SEK 295m (282) refers to Sweden. Capital expenditure corresponded to 2.5% (3.1) of net sales.

      The decline refers mainly to North America, where several large projects, including a new generation of refrigerators and a new line of cookers, were completed in 2001.

Approximately 40% of total capital expenditure during the year referred to new products. Major projects included development of platforms and new products within the cooking, refrigeration, dishwasher and tumble dryer product areas in Europe.

      Approximately 25% of total capital expenditure was attributable to rationalization and replacement of existing production equipment. About 5% referred to the expansion of capacity within the appliance operation in Eastern Europe, as well as within Consumer Outdoor Products in North America and within Professional Outdoor Products. Investments in IT accounted for approximately 5%, and investment in measures for fire protection almost 3%.

Capital expenditure, by business area

SEKm	2002	2001	2000

Consumer Durables
Europe	1,328	1,244	1,189
% of net sales	2.8	2.6	2.8
North America	984	1,530	1,490
% of net sales	2.0	3.3	3.2
Rest of the world	406	334	198
% of net sales	2.7	2.2	2.2
Professional Products
Indoor	295	657	955
% of net sales	2.7	3.8	5.4
Outdoor	229	213	171
% of net sales	2.2	2.3	2.1
Other	93	217	420

Total	3,335	4,195	4,423
% of net sales	2.5	3.1	3.6

Capital expenditure

Capital expenditure declined by 21% to SEK 3,335m in 2002, corresponding to 2.5% of net sales.

For definitions, see page 65.

32 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

Consolidated cash flow statement

Amounts in SEKm, unless otherwise stated

	Note	2002	2001	2000

Operations
Income after financial items		7,545	5,215	6,530
Depreciation and amortization		3,854	4,277	3,810
Capital gain/loss included in operating income		-1,910	-2,931	-249
Provision for restructuring		1,551	1,975	877
Provision for pension litigation		-913	-1,192	—

		10,127	7,344	10,968
Taxes paid		-1,027	-1,496	-2,329
Cash flow from operations excluding change in operating assets and liabilities		9,100	5,848	8,639
Change in operating assets and liabilities Change in inventories		-706	1,164	-17
Change in accounts receivable		28	-50	-884
Change in other current assets		832	146	-3,002
Change in operating liabilities and provisions		1,651	2,374	1,363

Cash flow from operations		10,905	9,482	6,099
Investments
Trademark		—	—	-450
Acquisition of operations	Note 24	-1,542	-2,524	-496
Divestment of operations	Note 24	3,771	7,385	1,126
Machinery, buildings, land, construction in progress, etc.		-3,335	-4,195	-4,423
Capitalization of product development and software		-195	—	—
Other		290	547	876

Cash flow from investments		-1,011	1,213	-3,367
Total cash flow from operations and investments		9,894	10,695	2,732
Financing
Change in short-term loans	Note 24	-2,096	-4,232	1,784
Change in long-term loans		-2,061	173	-2,206
Dividend		-1,483	-1,365	-1,282
Repurchase of shares		-1,703	-1,752	-3,193

Cash flow from financing		-7,343	-7,176	-4,897
Total cash flow		2,551	3,519	-2,165
Liquid funds at beginning of year		12,374	8,422	10,312
Exchange rate differences referring to liquid funds		-625	433	275
Liquid funds at year-end		14,300	12,374	8,422

Change in net borrowings
Total cash flow excluding change in loans		6,708	7,578	-1,743
Net borrowings at beginning of year		-10,809	-16,976	-13,423
Exchange rate differences referring to net liquidity		2,703	-1,411	-1,810
Net borrowings at year-end		-1,398	-10,809	-16,976

33 ELECTROLUX ANNUAL REPORT 2002

Financial risk management

Financial risk management

The Group’s operations involve exposure to a variety of financial risks related to:

•	Financing

•	Interest rates

•	Currency exchange rates

•	Credit risk in financial activities

These risks are managed in accordance with the Electrolux Finance policy.

Financing risk

Financing risk refers to the risk that the financing of the Group’s capital requirements and the refinancing of existing loans will become more difficult or more costly. This risk can be decreased by ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. Electrolux goal is to attain an average time to maturity for long-term debt of at least two years, and maturities should be evenly spread.

Liquidity

Electrolux goal is that liquid funds should correspond to at least 2.5% of net sales. The Group also aims at maintaining the net liquidity level at approximately zero, with consideration for fluctuations arising in conjunction with acquisitions, divestments and seasonal variations. Net liquidity is defined as liquid funds less short-term borrowings.

      As shown in the table below, liquid funds as a percentage of net sales considerably exceeded the Group’s minimum criterion in recent years, primarily due to strong operating cash flow.

Liquidity profile

SEKm	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000

Liquid funds	14,300	12,374	8,422
% of annualized net sales	11.8	9.8	6.6
Net liquidity	12,682	7,118	-427
Fixed-interest term, days	48	32	58
Unutilized credit facilities	31,750	23,756	23,270

Borrowings

At year-end, the Group’s interest-bearing borrowings including interest-bearing pension liabilities amounted to SEK 15,698m (23,183), of which SEK 13,759m (17,658) referred to long-term loans with average maturities of 3.3 years (3.6).

Net borrowings

SEKm	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000

Interest-bearing liabilities	15,698	23,183	25,398
Liquid funds	-14,300	-12,374	-8,422

Net borrowings	1,398	10,809	16,976

During 2002, no long-term loans were raised. However, a total of SEK 3,980m in loans was amortized. Short-term loans have also decreased as a result of diminished need for borrowing. The remaining short-term loans pertain to countries with capital restrictions.

Derivatives in the form of interest and currency swaps are used to manage risk exposures and achieve a balance between the different currencies. The table below shows long-term borrowings, including swaps, which were undertaken to achieve this balance.

Long-term borrowings, by currency1)

		Interest		Average
	Amount,	fixing,	Interest,	maturity,
	SEKm	years	%	years

USD block	4,199	1.3	3.8	3.0
EUR	8,559	0.7	4.3	3.2
SEK	370	2.2	5.0	8.6
INR	176	1.8	10.3	1.8
Other	455	0.4	4.9	3.4

Total	13,759	0.9	4.2	3.3

1) Including swap transactions.

Long-term borrowings, by currency

For more information, see Note 21 on page 49.

Ratings

Electrolux has an Investment Grade rating from the three leading international rating institutions, Moody’s, Fitch and Standard & Poor’s. All three institutions kept their long-term rating unchanged during the year. However, Fitch improved the long-term outlook to stable and the other two institutions kept their outlook at stable and positive.

Ratings

	Long-		Short-	Short-
	term		term	term debt,
	debt	Outlook	debt	Sweden

Fitch	BBB+	Stable	F-2
Moody’s	Baa1	Stable	P-2
Standard & Poor’s	BBB+	Positive	A-2	K-1

Interest rate risk

This risk refers to the effects of changes in interest rates on the Group’s net income. Electrolux distinguishes between the interest rate risks in long-term borrowings and in liquidity. Factors determining this risk include the interest-fixing period.

Interest rate risk in long-term borrowings

The Group’s goal for the long-term loan portfolio is an average interest-fixing period of one year. Electrolux can choose to deviate from this policy on the basis of a mandate established by the Board of Directors. However, the maximum fixed-rate period is three years.

      At year-end 2002, the average interest-fixing period for long-term borrowings was 0.9 years (1.0).

For definitions, see page 65.

34 ELECTROLUX ANNUAL REPORT 2002

Report by the Board of Directors for 2002

Interest rate risk in liquidity

The fixed interest period for liquid funds at year-end 2002 was 48 days (32).

Currency risk

This risk refers to the adverse effects of changes in exchange rates on the Group’s income and equity. In order to avoid such effects, the Group covers these risks within the framework of the financial policy.

Exposure arising from commercial flows

The Group’s geographically widespread production reduces the effects of changes in exchange rates. In addition, the Group’s netting system further reduces internal exposure.

      The table on page 25 shows the distribution of the Group’s sales and operating expenses in major currencies. As can be seen from the table, there was a good currency balance during the year in the most important currencies, i.e., the US dollar and the euro.

      The Group’s financial policy stipulates the hedging of forecasted sales in foreign currencies, taking into consideration the price fixing periods and the competitive environment. This implies that the various business sectors within Electrolux have varying policies for hedging depending on their commercial circumstances.

      Group subsidiaries cover their risks in commercial currency flows through the Group’s four regional treasury centers. The financial operation thus assumes the currency risks and covers such risks externally.

      Exchange differences arising from commercial receivables and liabilities in foreign currency are included in operating income.

      Gains and losses on forward contracts are reported in the same period in which the corresponding cash flows arise. At year-end, unrealized exchange rate gains on forward contracts amounted to SEK 150m (-114).

      The effect of hedging on operating income during 2002 amounted to approximately SEK 112m (-168). The net of hedging and transaction flows in the Group was positive.

Exposure arising from translation of balance sheets

The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference in connection with consolidation. In order to limit negative effects on Group equity resulting from translation differences, hedging is executed on the basis of borrowings and forward contracts, taking into account interest differentials and fiscal effects. This implies that the decline in value of a net investment, resulting from a rise in the exchange rate of the Swedish krona, is offset by the exchange gain on the Parent Company’s borrowings and forward contracts, and vice versa.

      Hedging of the Group’s equity takes place within the Parent Company. This hedging is achieved on the basis of borrowings and derivative instruments, which are distributed among different currencies in proportion to the Group’s net assets outside Sweden. The current policy stipulates 50% coverage of foreign equity, excluding equity in euros.

      Net translation differences arising from consolidation of foreign subsidiaries amounted to SEK -1,786m (1,815) in 2002. In computing these differences, due consideration is given to exchange rate differences in the Parent Company referring to borrowings and forward contracts which are intended as hedges for equity in foreign subsidiaries, less estimated taxes. This amount has been taken directly to equity in the consolidated balance sheet, in accordance with applicable accounting principles. However, translation losses referring to countries with highly inflationary economies have been charged against operating income.

See Note 1, Accounting and valuation principles on page 40.

Credit risk in financial activities

Credit risks within financial activities arise from the placement of liquid funds, and as counterpart risks related to derivatives. In order to limit financial credit risk, a counterpart list has been established which defines the maximum permissible exposure to approved counterparts.

35 ELECTROLUX ANNUAL REPORT 2002

Other facts

Major changes in the Group

Acquisition

As of July 1, 2002, the Group acquired Diamant Boart International, a world-leading manufacturer and distributor of diamond tools and related equipment for the construction and stone industry. The purchase price was SEK 1,700m on a debt-free basis. In 2001, the operation had sales of approximately SEK 2,500m and approximately 2,000 employees.

      The operation is part of Professional Outdoor Products. In 2001, this business area had sales of approximately SEK 1,300m in power cutters and diamond tools. The acquired operation is included in the accounts for 2002 with sales of SEK 1,184m.

Divestments

During the year, the Group divested operations with total sales of approximately SEK 3,880m in 2001 and approximately 4,500 employees. The majority of these divested operations were part of the Group’s component operation. The divestments generated total capital gains of SEK 1,910m, which are included in the accounts for 2002.

Acquisition and divestments

			External
			net sales
		Date,	2001,	No. of
	Business area	2002	SEKm	employees

Acquisition
Diamant Boart International	Professional
	Outdoor	July 1	2,500	2,000
Divestments
Remaning parts of	Professional
Leisure appliances	Indoor	Jan. 1	1,300	1,400
European home comfort	Consumer
operation	Durables	Jan. 1	850	280
Mexican compressor plant1)	Professional
	Indoor	Apr. 1	180	240
European motor operation1)	Professional
	Indoor	Apr. 30	950	1,950
Zanussi Metallurgica1)	Professional
	Indoor	July 1	600	640

Total divestments			3,880	4,510

1) Part of the Components product line.

Deficits in pension plans

The decline in the stock markets has reduced the value of the Group’s pension assets.

      Operating income in 2002 has been negatively impacted by a provision of SEK 13m relating to a deficit in the Swedish pension plans.

      As of December 31, 2002, the Group’s pension funds in the US, which were previously overfunded, were underfunded by approximately USD 136m (approximately SEK 1,195m).

      In case of underfunding, US accounting rules require companies to record a minimum liability in the accounts. In accordance with these rules, the Group has booked an additional pre-tax pension liability of SEK 2,154m, which after deduction of deferred taxes has resulted in a non-cash charge to equity of SEK 1,335m. The adjustment will be reversed provided that the underfunding situation is concluded. The Group will also likely incur increased pension expenses in the US during 2003.

Asbestos litigation in the US

Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Almost all of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

      As of December 31, 2002, the Group had a total of 218 (95) lawsuits pending, representing approximately 14,000 (approximately 3,500) plaintiffs. During 2002, 167 new cases were filed and 44 pending cases were resolved. Approximately 13,400 of the plaintiffs refer to cases pending in the state of Mississippi.

      The Group is in the process of determining the extent of insurance coverage relating to currently pending claims, and has made a provision for the pending cases in the amount of less than USD 9m.

      The outcome of asbestos claims is inherently uncertain and always difficult to predict.

Employees

The average number of employees in 2002 was 81,971 (87,139), of whom 6,586 (7,272) were in Sweden. At year-end, the total number of employees was 83,347 (85,749).

Change in average number of employees

Average number of employees in 2001	87,139
Number of employees in operations acquired in 2002	745
Number of employees in operations divested in 2002	-1,610
Restructuring programs	-2,911
Other changes	-1,392
Average number of employees in 2002	81,971

Salaries and remuneration in 2002 amounted to SEK 19,408m (20,330), of which SEK 1,904m (1,972) refers to Sweden.

See also Note 25 on page 50.

Employees

The average number of employees decreased to 81,971 in 2002, mainly as a result of divestments and structural changes.

Cancellation and repurchase of own shares

The Annual General Meeting in April 2002 decided on the cancellation of previously repurchased own shares, excluding shares required to meet the obligations under the employee stock option programs, and authorized a new share-repurchase program.

      The cancellation process was completed in May 2002 and involved 27,457,000 B-shares, reducing the share capital by SEK 137.3m. The company’s share capital, thereafter, consists of 10,000,000 A-shares and 328,712,580 B-shares, totaling 338,712,580 shares. After the cancellation, Electrolux owned 9,148,000 previously repurchased B-shares.

      The mandate regarding additional share repurchases authorizes the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting in 2003. Shares of series A and/or B may be acquired on the condition that, following each repurchase transaction, the company owns a maximum of 10% of the total number of shares.

36 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

The purpose of the share repurchase program is to ensure the possibility to adapt the capital structure of the Group and, thereby, contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group’s option programs.

Repurchases in 2002 and 2003

During 2002, Electrolux repurchased 11,246,052 B-shares for a total of SEK 1,703m, corresponding to an average price of SEK 151 per share.

      As of December 31, 2002, the company owned a total of 20,394,052 B-shares, equivalent to 6.0% of the total number of outstanding shares.

      In January, 2003, Electrolux repurchased a total of 2,302,200 B-shares for a total of SEK 313m, corresponding to an average price of SEK 136. As of January 10, 2003, the Group owned a total of 22,696,252 B-shares, equivalent to 6.7% of the total number of outstanding shares.

Cancellation and repurchase of shares in 2002

	Total No. of	No. of	No. of
	outstanding	shares	shares held
	A- and	held by	by other
	B-shares	Electrolux	shareholders

Number of shares as of January 1, 2002	366,169,580	36,605,000	329,564,580
Cancellation of shares and reduction of share capital, as of May 14, 2002	-27,457,000	-27,457,000	—

Number of shares after cancellation of shares and reduction of share capital	338,712,580	9,148,000	329,564,580
Repurchase of shares in 2002	—	11,246,052	—

Total number of shares as of December 31, 2002	338,712,580	20,394,052	318,318,528

Repurchases in 2001 and 2000

In 2001, the Group repurchased 11,570,000 B-shares for a total of SEK 1,752m, corresponding to an average price of SEK 151 per share. In 2000, the Group bought 25,035,000 series B-shares for a total of SEK 3,193m. The average price paid for the shares was SEK 127 per share.

Proposal for new repurchase program

In order to allow for further repurchase of shares, the Board has decided to propose to the Annual General Meeting in April 2003 that the number of B-shares which are not required for the hedging of the stock option programs, be eliminated through a process of cancellation.

      The Board has also decided to propose that the Annual General Meeting in April 2003 approve a new program for the repurchase of a maximum of 10% of the total number of shares. This authorization would cover the period up to the Annual General Meeting in 2004. The details of the proposal will be communicated after they are determined by the Board.

Option Programs

Electrolux has implemented several employee stock option programs, which are offered to senior managers. These programs are intended to attract, retain and motivate managers by providing long-term incentives through benefits linked to the company’s share price.

      A detailed description of all option programs and related costs can be found in Note 25 on page 52.

2002 option program

Electrolux introduced a new employee stock option program in 2002. Under the 2002 stock option program, 2,865,000 options were allotted to less than 200 senior managers in lots of 15,000 options. The President was granted 4 lots, members of Group Management 2 lots and all other senior managers 1 lot. The options were allotted free of charge to participants, with a maturity period of seven years. The strike price is SEK 191, which was 10% above the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment.

Option program in 2003

The Board will present a proposal at the Annual General Meeting to introduce a new employee stock option program in 2003. It is proposed that a maximum of 3,000,000 options will be allotted to less than 200 senior managers and that the 2003 program will be based on the same parameters as the 2001 and 2002 programs, including the number of options per lot.

      The Board has decided to propose to the Annual General Meeting that the company’s obligations under the proposed program, including estimated employer contribution, will be secured by repurchased shares.

      Assuming that all stock options allotted under the 2003 program are exercised, the sale of previously repurchased shares under this program would result in a dilution of 1.1%. The maximum dilution from the proposed 2003 program and all existing option programs is 3.6%. This includes the sale of shares for hedging of employer contribution in connection with the exercise of the options. The financing cost for these shares for hedging purposes is estimated at SEK 20m for 2003.

Environmental activities

Electrolux operates 111 manufacturing facilities in 26 countries. Manufacturing operations comprise largely the assembly of components made by suppliers. Other processes include metalworking, molding of plastics, painting and enameling, and, to some degree, the casting of parts. Chemicals, such as lubricants and cleaning fluids, are used as process aids and chemicals used in products include insulation materials, paint and enamel. The production processes generate an environmental impact in the form of water and airborne emissions, solid waste, and noise.

      Studies of the total effect of the Group’s products during their entire lifetime, i.e., through production and use to disposal, indicate that the greatest environmental impact is generated when the products are used. The stated Electrolux strategy is to develop and actively promote increased sales of products with lower environmental impact.

Mandatory permits and notification in Sweden and elsewhere

Electrolux operates 14 plants in Sweden, which account for approximately 7% of the total value of the Group’s production. Permits are required by Swedish authorities for 8 of these plants, while 6 are required to submit notification. The permits refer to, e.g., thresholds or maximum permissible values for air and waterborne emissions and for noise. No significant non-compliance with Swedish environmental legislation was reported in 2002.

      Manufacturing units in other countries adjust their operations, apply for necessary permits and report to the authorities in accordance with local legislation. The Group follows a precautionary policy, both with reference to acquisitions of new plants and continuous operations. Potential non-compliance, disputes or items that pose a material financial risk are reported to the Group in accordance with the Group policy. These routines have disclosed no items of significance during the year. Electrolux products are affected by legislation in various markets,

37 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

which principally involves limits for energy consumption (white goods) and emissions (outdoor products powered by gasoline). Electrolux continuously monitors changes in legislation, and product development and manufacturing are adjusted well in advance to reflect these changes.

      In October 2002, the European Union adopted the WEEE (Waste Electrical and Electronic Equipment) Directive, placing financial responsibility for recycling and final disposal of these products with manufacturers. Member states must now implement the WEEE Directive in domestic legislation. Collection systems must be operational, and treatment and financing systems must be in place by September 2005. Initial collection and treatment targets are to be attained by December 2006.

Parent company

The Parent Company comprises the functions of the Group’s head office, as well as the operations of the six companies operating on a commission basis for AB Electrolux.

      Net sales for the Parent Company in 2002 amounted to SEK 6,692m (7,311), of which SEK 3,807m (4,233) referred to sales to Group companies and SEK 2,885m (3,078) to sales to external customers. After appropriations of SEK -130m (152) and taxes of SEK -30m (76), net income for the year amounted to SEK 3,550m (4,392).

      Undistributed earnings in the Parent Company at year-end amounted to SEK 12,079m.

      Net financial exchange rate differences during the year amounted to SEK 694m (-927), of which SEK -230m (-397) comprised realized exchange rate losses on loans intended as hedges for foreign net investments, while SEK 902m (-544) comprised exchange rate gains on derivative contracts for the same purpose.

      There is usually no effect generated by these differences on Group income, as exchange rate differences are offset against translation differences, that is, the change in equity arising from the translation of net assets in foreign subsidiaries at year-end rates.

For information on the number of employees, salaries and remuneration, see Note 25 on page 50. For information on holdings in shares and participations, see Note 26 on page 54.

Proposed dividend

The Board of Directors proposes an increase of the dividend for 2002 to SEK 6.00 (4.50) per share, for a total dividend payment of SEK 1,896m (1,483). The proposed dividend corresponds to 36% (41) of net income per share for the year, excluding items affecting comparability. The Group’s goal is to ensure that the dividend corresponds to 30-50% of net income for the year.

     For information on dividend payment, see page 59.

The Board of Directors’ activities in 2002

Members and meetings

The Board of Directors of Electrolux consists of eight members, who are elected by the Annual General Meeting, without deputies and three members with deputies, who are appointed by the employee organizations. Other company personnel participate in Board meetings, and contribute with presentations on specific issues.

      Seven ordinary Board meetings were held during the year. In addition, there were three meetings addressing specific issues.

      During the year, the Board of Directors has performed on-going reviews of the Group’s results and financial position, and has also dealt with issues concerning acquisitions and divestments, investments and the strategic direction of the Group.

Working procedures

The Board of Directors has adopted working procedures stipulating that usually 4-6 meetings per year shall be held, of which one may be in conjunction with a visit to an operating entity. The company’s auditor shall be requested to submit a report to the Board of Directors at least once a year.

      The working procedures also include a detailed instruction to the President as regards the issues requiring the Board of Directors’ approval, and as regards the type of financial and other reports which shall be submitted to the Board of Directors. These instructions specify, amongst other things, the maximum amounts which various decision-making functions within the Group have the right to approve, as regards capital expenditure, etc. The working procedures also cover the financial policy to be applied by the Group.

Remuneration Committee

The working procedures further provide that remuneration to Group Management shall be proposed by a Remuneration Committee. The committee is comprised of Rune Andersson, Chairman of the Board, Jacob Wallenberg, Deputy Chairman of the Board, and Hans Stråberg, President of Electrolux. The President is excluded from participation in the meetings and decision-making, with respect to total compensation for the President.

      The Remuneration Committee is obliged to make proposals to the Board of Directors on compensation matters for the President and other members of Group Management including targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, the criteria to be applied in the assessment of variable salary, the allotment of stock options, and pension terms. A minimum of two meetings are convened each year with additional meetings scheduled as needed. Four meetings were held during the year.

Establishment of an Audit Committee

The Board of Directors decided at the end of the year to establish an Audit Committee. The primary purpose of the committee will be to assist the Board of Directors in overseeing the accounting and financial reporting processes and audits of the financial statements, including related disclosures of Electrolux. The Audit Committee will consist of three independent Board members and Peggy Bruzelius (Chairperson), Thomas Halvorsen and Louis R. Hughes were appointed as members of the committee. The working procedures of the Audit Committee have been established by the Board of Directors in early 2003.

Ad hoc committees

The Board of Directors has also established the practice of referring specific matters to ad hoc committees formed with the sole purpose of addressing those issues. Such a committee was established during the year for the purpose of reviewing the financial policy, including the pension policy. The committee had two meetings during the year.

Preparatory discussions on election of Directors

The following applies to the nominating process for the Board members who will be proposed for election by a group of major shareholders at the 2003 Annual General Meeting.

      During the late autumn of 2002 and winter of 2002/2003, Investor AB (represented by Jacob Wallenberg), Alecta Mutual Pension Insurance (represented by Ramsay J. Brufer), Robur Investment Funds (represented by Marianne Nilsson) and the Chairman of the Board have met three times to evaluate the Board’s activities, the manner in which the Board has been composed during the year, the directors’ fees and any requirement of special expertise in the Board.

      The results of this preparatory work are provided in the written notice of the Annual General Meeting.

38 ELECTROLUX ANNUAL REPORT 2002

REPORT BY THE BOARD OF DIRECTORS FOR 2002

Parent Company

Amounts in SEKm, unless otherwise stated

Income statement

	Note	2002	2001

Net sales		6,692	7,311
Cost of goods sold		-5,681	-6,129

Gross operating income		1,011	1,182
Selling expenses		-640	-794
Administrative expenses		-615	-575
Other operating income	note 3	77	19
Other operating expenses	note 4	-2,209	-750

Operating income	note 25	-2,376	-918
Group contributions		1,255	1,143
Financial income	note 7	5,459	6,498
Financial expenses	note 7	-628	-2,559

Income after financial items		3,710	4,164
Appropriations		-130	152

Income before taxes		3,580	4,316
Taxes	note 8	-30	76

Net income		3,550	4,392

Cash flow statement

	2002	2001

Operations
Income after financial items	3,710	4,164
Depreciation according to plan charged against above income	140	173
Capital gain/loss included in operating income	1,914	40

	5,764	4,377
Taxes paid	-22	75

Cash flow from operations excluding change in operating assets and liabilities	5,742	4,452
Change in operating assets and liabilities
Change in inventories	434	-118
Change in accounts receivable	44	-77
Change in current intra-Group balances	9,706	2,088
Change in other current assets	327	-30
Change in current liabilities and provisions	-11	162

Cash flow from operations	16,242	6,477
Investments
Change in shares and participations	-1,014	-2,629
Machinery, buildings, land, construction in progress, etc.	-126	-188
Other	-3,372	-783

Cash flow from investments	-4,512	-3,600
Total cash flow from operations and investments	11,730	2,877
Financing
Change in short-term loans	-56	249
Change in long-term loans	-4,679	1,571
Dividend	-1,483	-1,365
Repurchase of shares	-1,703	-1,752

Cash flow from financing	-7,921	-1,297
Total cash flow	3,809	1,580
Liquid funds at beginning of year	4,281	2,701
Liquid funds at year-end	8,090	4,281

Change in net borrowings
Total cash flow excluding change in loans	8,544	-240
Net borrowings at beginning of year	-10,417	-10,177
Net borrowings at year-end	-1,873	-10,417

Balance sheet

		Dec. 31,	Dec. 31,
Assets	Note	2002	2001

Fixed assets
Intangible assets	note 11	611	633
Tangible assets	note 12	525	552
Financial assets	note 13	34,209	31,801

Total fixed assets		35,345	32,986
Current assets
Inventories, etc.	note 14	374	808
Current receivables
Receivables from subsidiaries		3,854	11,548
Accounts receivable		587	631
Tax refund claim		41	50
Other receivables		242	431
Prepaid expenses and accrued income		100	238

		4,824	12,898
Liquid funds
Short-term investments		6,656	1,114
Cash and cash equivalents		1,434	3,167
		8,090	4,281

Total current assets		13,288	17,987

Total assets		48,633	50,973

Assets pledged	note 15	5	5

Equity and liabilities

Equity	note 16
Share capital	note 17	1,694	1,831
Statutory reserve		2,868	2,731
Retained earnings		8,529	7,323
Net income		3,550	4,392

		16,641	16,277
Untaxed reserves	note 18	613	483
Provisions
Provisions for pensions and similar commitments	note 19	245	230
Other provisions	note 20	360	376

		605	606
Financial liabilities
Payable to subsidiaries		18,751	16,552
Bond loans		7,702	10,427
Mortgages, promissory notes, etc.		1,729	3,683
Short-term loans		532	588

		28,714	31,250
Operating liabilities
Payable to subsidiaries		578	865
Accounts payable		471	566
Other liabilities		207	78
Accrued expenses and prepaid income	note 22	804	848

		2,060	2,357

Total equity and liabilities		48,633	50,973
Contingent liabilities	note 23	2,271	9,139

39 ELECTROLUX ANNUAL REPORT 2002

Notes to the financial statements

Note 1 Accounting and valuation principles	Amounts in SEKm, unless otherwise stated

General accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Sweden, thereby applying the standards of the Swedish Financial Accounting Standards Council. These accounting principles differ in certain significant respects from those in the US. Certain non-US GAAP measures are used in this annual report, e.g., value creation. For a description of significant differences, see Note 27 on page 55. In the interest of achieving comparable financial information within the Group, Electrolux companies apply uniform accounting rules as defined in the Electrolux Accounting Manual, irrespective of national legislation. In some countries it is permissible to make additional allocations, which are reported under “Restricted equity,” after deduction of deferred taxes.

      The following should be noted:

•	A number of new standards from the Swedish Financial Accounting Standards Council, RR1:00, 15, 16, 17, 21 and 23, came into effect as of January 1, 2002. The implementation of the new standards has had no material effect on the consolidated financial statements, except for RR15 (see below). Electrolux will apply the new standards RR2:02, 22, 24, 25, 26, 27 and 28 as of January 1, 2003.

•	RR15, Intangible Assets, states that development of products and software should be capitalized under certain conditions. Electrolux capitalizes expenses for new products and software provided that the level of certainty of their future economic benefits and useful life is high. Capitalization has been limited to development projects initiated after January 1, 2002 and amounts to SEK 195m.

•	Computation of net debt/equity, equity/assets and net assets includes minority interests in adjusted shareholders’ equity. Definitions of these ratios are provided on page 65.

Principles applied for consolidation

The consolidated financial statements have been prepared in accordance with Standard RR1:00 of the Swedish Financial Accounting Standards Council applying the purchase method, whereby the assets and liabilities in a subsidiary on the date of acquisition are evaluated to determine the acquisition value to the Group. Any differences between the acquisition price and the market value of the acquired net assets are reported as goodwill or negative goodwill.

Definition of Group companies

The consolidated financial statements include AB Electrolux and all companies in which the parent company at year-end directly or indirectly owns more than 50% of the voting rights referring to all shares and participations, or in which the company exercises decisive control in another manner.

      The following applies to acquisitions and divestments during the year:

•	Companies acquired during the year have been included in the consolidated income statement as of the date of acquisition.

•	Companies divested during the year have been included in the consolidated income statement up to and including the date of divestment.

At year-end 2002, the Group comprised 409 (370) operating units, and 299 (290) companies.

Associated companies

Major investments in associated companies, i.e., those in which the Parent Company directly or indirectly owned 20-50% of the voting rights at year-end, have been reported according to the equity method. This means that the Group’s share of income before taxes in an associated company is reported as part of the Group’s operating income and the Group’s share of taxes is reported as part of the Group’s taxes. Investments in such a company are reported at a value corresponding to the Group’s share of the company’s equity, adjusted for possible over- and undervalue. Joint ventures are reported according to the equity method.

Translations of financial statements in foreign subsidiaries

The balance sheets of foreign subsidiaries have been translated into Swedish kronor at year-end rates. Income statements have been translated at the average rates for the year. Translation differences thus arising have been taken directly to equity.

      The above principles have not been applied for subsidiaries in countries with highly inflationary economies. Translation differences referring to these companies have been charged against income. This method enables increases and/or decreases in equity in countries with highly inflationary economies to be reported in their entirety in the consolidated income statement.

Hedging of net investment

The Parent Company uses forward contracts and loans in foreign currencies in hedging certain net foreign investments. Exchange rate differences related to these contracts and loans have been charged to Group equity after deduction of taxes, to the extent to which there are corresponding translation differences.

General accounting and valuation principles

Revenue recognition

Sales are recorded net of VAT (Value-Added Tax), specific sales taxes, returns and trade discounts. Sales are recognized when the significant risks and rewards connected with ownership of the goods have been transferred to the buyer and the Group retains neither a continuing right to dispose of the goods nor effective control of those goods and when the amount of revenue can be measured reliably. This means that sales are recorded upon delivery of goods to customers in accordance with agreed terms of sale. Revenues from services are recorded when the service has been performed.

Other operating income and expenses

These items include profits and losses arising from the sale of fixed assets and the divestment of operations, as well as the share of income in associated companies. Other operating expenses also include depreciation of goodwill. See Notes 3 and 4 on page 42.

Items affecting comparability

This item includes events and transactions with significant effects in comparing income for the current period with previous periods.

Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred.

40 ELECTROLUX ANNUAL REPORT 2002

NOTES

Taxes

Taxes include current and deferred taxes applying the liability method. Deferred taxes are calculated using enacted tax rates. Taxes incurred by the Electrolux Group are affected by appropriations and other taxable (or tax-related) transactions in the individual Group companies. They are also affected by utilization of tax losses carried forward referring to previous years or to acquired companies. This applies to both Swedish and foreign Group companies. Deferred tax assets on tax losses and temporary differences are recognized only if it is probable that they will be utilized in the near future.

      A comparison of the Group’s theoretical and actual tax rates and other disclosures are provided in Note 8 on page 43.

Intangible fixed assets

Goodwill is reported as an intangible asset and is amortized over the estimated useful life, which is usually 10-20 years. Goodwill arising from strategic acquisitions is amortized over 20-40 years.

      Acquisitions are an important component of the Group’s expansion, and are often made in competition with other companies whose accounting practices differ from the Swedish, e.g., with respect to goodwill. Electrolux applies an amortization period of 40 years for the goodwill arising from the strategically important acquisitions of Zanussi, White Consolidated Industries, American Yard Products and Email.

      The book values of all intangible assets are examined each year to determine whether an impairment exceeding the planned amortization is necessary.

      The right to use the Electrolux brand in North America, acquired in May 2000, is depreciated over 40 years in the consolidated accounts. The estimated useful life is consistent with that used for goodwill for acquisitions in North America.

Tangible fixed assets

      Tangible fixed assets are stated at historical cost less straight-line accumulated depreciation, which is based on the estimated useful life of the asset. These are:

Buildings	10-40 years
Machinery and technical installations	3-15 years
Other equipment	3-10 years

The Parent Company reports additional fiscal depreciation, permitted by the Swedish tax authorities, as “appropriations” in the income statement. In the balance sheet these are included in “untaxed reserves.” See Note 18 on page 48.

The book values of all tangible assets are examined each year to determine whether an impairment exceeding the planned amortization is necessary.

Financial fixed assets

Shares and participations in major associated companies are accounted for according to the equity method. Other financial fixed assets are reported at acquisition value.

      The book values of all financial fixed assets are examined each year to determine whether an impairment is necessary.

Receivables and liabilities in foreign currency

Receivables and liabilities are valued at year-end rates. Financial receivables and liabilities for which forward contracts have been arranged are reported at the spot rates prevailing on the date of the contract. The premium is amortized on a current basis and reported as interest.

      Loans and forward contracts intended as hedges for foreign net investments are reported in the Parent Company at the rate prevailing on the date on which the loan or contract was established. In the consolidated accounts, these loans and forward contracts are valued at year-end rates and the exchange rate differences of the Parent Company are charged directly to equity after deduction of taxes.

      With regard to forward contracts intended as hedges for the cross-border flow of goods and services, accounts receivable and accounts payable are valued at contract rates.

Inventories

Inventories are valued at the lower of acquisition cost and market value. Acquisition cost is computed according to the first-in, first-out method (FIFO). Appropriate provisions have been made for obsolescence.

Pensions

The methods for calculating and accounting pension costs and pension liabilities differ from country to country. The companies report according to local rules, and the reported figures are included in the consolidated accounts of the Group.

Cash flow

The cash flow statement has been prepared according to the indirect method.

41 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 2 Net sales and operating income

	Net sales			Operating income

	2002	2001	2000	2002	2001	2000

Net sales and operating income, by business area
Consumer Durables	111,520	108,990	98,488	6,587	4,629	5,779
Professional Indoor Products	10,887	17,073	17,561	753	1,070	1,577
Professional Outdoor Products	10,597	9,452	8,039	1,508	1,313	1,153
Other	146	288	405	-233	-158	-59
Common Group costs	—	—	—	-450	-432	-400
Items affecting comparability	—	—	—	-434	-141	-448

Total	133,150	135,803	124,493	7,731	6,281	7,602
Net sales and operating income, by geographical area
Europe	61,633	63,455	58,169	4,743	4,401	4,353
North America	53,026	52,907	52,906	3,511	2,162	3,884
Rest of the world	18,491	19,441	13,418	-89	-141	-187
Items affecting comparability	—	—	—	-434	-141	-448

Total	133,150	135,803	124,493	7,731	6,281	7,602

Operating income includes net exchange rate differences in the amount of SEK -7m (-248). Net sales in Sweden amounted to SEK 4,473m (4,518). Exports from Sweden during the year amounted to SEK 10,547m (9,409), of which SEK 8,587m (7,286) were to Group subsidiaries. The Group’s Swedish factories accounted for 6.8% (6.4) of the total value of production. Costs of research and development amounted to SEK 1,627m (1,793) and are included in Cost of goods sold.

Note 3 Other operating income

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Gain on sale of
Tangible fixed assets	62	119	78	—	—	3
Operations and shares	73	31	52	77	19	30

Total	135	150	130	77	19	33

Note 4 Other operating expenses

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Loss on sale of
Tangible fixed assets	-43	-8	-60	—	-4	-5
Operations and shares	-23	-28	-62	-2,209	-746	-627
Shares of income in associated companies	24	12	-19	—	—	—
Amortization of goodwill	-230	-257	-206	—	—	—

Total	-272	-281	-347	-2,209	-750	-632

Note 5 Items affecting comparability

	Group

	2002	2001	2000

Capital gains, Leisure appliances	1,800	3,120	—
Other capital gains	110	—	—
Restructuring and impairment	-2,344	-3,261	—
Allocation of SPP pension refunds	—	—	435
Capital gain, professional refrigeration	—	—	241
Restructuring, Consumer Durables	—	—	-883
Restructuring, Professional Products	—	—	-241

Total	-434	-141	-448

     The above items are described in the Report by the Board of Directors on page 27.

Note 6 Leasing

In 2002, the Group rented 1.3 million square meters in accordance with operational leasing contracts. The Group also has leasing contracts for office equipment, etc. The Group’s leasing costs for 2000, 2001 and 2002 and future payment obligations for 2003 and onward amount to:

	Operating	Financial		Operating	Financial
	leases	leases		leases	leases

2000	828	53	2003	1,641	46
2001	1,032	44	2004-07	2,014	85
2002	1,534	47	2008-	765	—

			Total	4,420	131

The book value of assets under financial leases consists of building and land in the amount of SEK 169m.

42 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 7 Financial income and expenses

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Financial income
Interest income and similar items
From subsidiaries	—	—	—	521	688	688
From others	942	972	1,011	420	251	180
Dividends
From subsidiaries	—	—	—	4,508	5,554	6,544
From others	5	1	18	10	5	4

Total financial income	947	973	1,029	5,459	6,498	7,416
Financial expenses
Interest expense and similar items
To subsidiaries	—	—	—	-736	-589	-466
To others	-1,182	-2,059	-2,110	-586	-1,043	-863
Exchange rate differences
On loans and forward contracts as hedges for foreign net investments	—	—	—	672	-941	-462
On other loans and borrowings, net	49	20	9	22	14	10

Total financial expenses	-1,133	-2,039	-2,101	-628	-2,559	-1,781

Premiums on forward contracts intended as hedges for foreign net investments have been amortized as interest in the amount of SEK 114m
(-54). In the consolidated accounts, exchange rate differences in the Parent Company on loans and forward contracts, intended as hedges for foreign net investments, have been charged to equity after deduction of taxes. The net change in equity was SEK 889m (-592).

Note 8 Taxes

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Current taxes	-1,772	-1,160	-1,860	-30	76	37
Deferred taxes	-676	-305	-249	—	—	—
Group share of taxes in associated companies	-11	-12	-12	—	—	—

Total	-2,459	-1,477	-2,121	-30	76	37

Total current tax on the net gain when the remaining part of the Leisure appliances product line was sold amounted to SEK 151m. Acquired and sold units have added a net SEK 227m of deferred tax assets, reduced deferred tax liabilities with a net SEK 97m and reduced tax receivables with a net SEK 4m and tax payables with a net SEK 40m. As of December 31, 2002, the Group had a tax loss carried forward and other deductible, temporary differences of SEK 3,535m (3,765), which have not been included in computation of deferred tax assets.

	Group

	Assets			Liabilities			Net

Deferred tax assets and liabilities	2002	2001	2000	2002	2001	2000	2002	2001	2000

Tangible fixed assets	358	62	158	1,559	1,813	1,669	-1,201	-1,751	-1,511
Inventories	197	143	184	495	646	573	-298	-503	-389
Receivables	126	80	25	19	26	8	107	54	17
Operating liabilities	739	781	616	—	—	—	739	781	616
Provisions for pensions and similar commitments	470	130	70	—	—	—	470	130	70
Other provisions	1,312	1,420	1,808	282	379	481	1,030	1,041	1,327
Other items	9	182	150	352	17	12	-343	165	138
Tax value of loss carryforwards utilized	489	1,013	511	—	—	—	489	1,013	511

Tax assets and liabilities	3,700	3,811	3,522	2,707	2,881	2,743	993	930	779
Set off of tax	-709	-1,033	-2,721	-709	-1,033	-2,721	—	—	—

Net tax assets and liabilities	2,991	2,778	801	1,998	1,848	22	993	930	779

43 ELECTROLUX ANNUAL REPORT 2002

Note 8 continued

	Group

Theoretical and actual tax rates, %	2002	2001	2000

Theoretical tax rate	37.2	38.0	38.2
Losses for which deductions have not been made	4.6	5.8	3.5
Non-taxable income statement items, net	-8.7	-10.0	-2.1
Timing differences	-3.2	5.8	-3.0
Utilized tax-loss carryforwards	-0.8	-12.2	-3.3
Dividend tax	0.4	0.6	—
Other	3.1	0.3	-0.8

Actual tax rate	32.6	28.3	32.5

The theoretical tax rate for the Group is calculated on the basis of the weighted total Group net sales per country, multiplied by the local statutory tax rates. In addition, the theoretical tax rate is adjusted for the effect of non-deductible amortization of goodwill.

Parent Company

The Group accounts include deferred tax assets of SEK 209m (610) related to carryforwards and temporary differences in the Parent Company and deferred tax liabilities of SEK 181m (139) related to untaxed reserves in the Parent Company.

Note 9 Minority interests

	2002	2001	2000

Minority interests in
Income after financial items	2	133	43
Taxes	7	-1	5

Net income	9	132	48

Note 10 Net income per share

	2002	2001	2000

Net income, SEKm	5,095	3,870	4,457
Number of shares1), basic and diluted	327,093,373	340,064,997	359,083,955
Net income per share, basic and diluted, SEK	15.60	11.35	12.40

1) Weighted average number of shares outstanding during the year, after repurchase of own shares.

Note 11 Intangible assets

	Group					Parent Company

		Product
	Goodwill	development	Software	Other	Total	Brands, etc.

Acquisition costs
Closing balance Dec. 31, 2000	6,145	—	—	783	6,928	458
Acquired during the year	1,461	—	—	6	1,467	205
Sold during the year	-141	—	—	—	-141	—
Fully amortized	-344	—	—	—	-344	—
Exchange rate differences	524	—	—	21	545	—

Closing balance Dec. 31, 2001	7,645	—	—	810	8,455	663
Acquired during the year	638	—	—	80	718	—
Development	—	176	19	—	195	2
Fully amortized	-727	—	—	—	-727	—
Sold during the year	-159	—	—	—	-159	—
Exchange rate differences	-918	—	—	-132	-1,050	—

Closing balance Dec. 31, 2002	6,479	176	19	758	7,432	665
Accumulated depreciation according to plan
Closing balance Dec. 31, 2000	2,710	—	—	225	2,935	29
Depreciation for the year	257	—	—	20	277	1
Sold during the year	-129	—	—	—	-129	—
Fully amortized	-344	—	—	—	-344	—
Impairment	311	—	—	—	311	—
Exchange rate differences	232	—	—	14	246	—

Closing balance Dec. 31, 2001	3,037	—	—	259	3,296	30
Depreciation for the year	230	5	2	31	268	24
Sold and acquired during the year	-35	—	—	4	-31	—
Fully amortized	-727	—	—	—	-727	—
Impairment	195	—	—	1	196	—
Exchange rate differences	-389	—	—	-109	-498	—
Closing balance Dec. 31, 2002	2,311	5	2	186	2,504	54

Net book value Dec. 31, 2001	4,608	—	—	551	5,159	633

Net book value Dec. 31, 2002	4,168	171	17	572	4,928	611

44 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 12 Tangible fixed assets

		Machinery		Construction
	Buildings	and technical	Other	in progress
Group	and land	installations	equipment	and advances	Total

Acquisition costs
Closing balance Dec. 31, 2000	11,931	36,401	4,018	2,928	55,278
Acquired during the year	186	1,413	405	2,191	4,195
Corporate acquisitions	313	1,086	106	40	1,545
Corporate divestments	-249	-935	-91	-10	-1,285
Transfer of work in progress and advances	204	1,897	-58	-2,043	—
Sales, scrapping, etc.	-402	-2,604	-1,107	-59	-4,172
Exchange rate differences	885	2,779	259	323	4,246

Closing balance Dec. 31, 2001	12,868	40,037	3,532	3,370	59,807
Acquired during the year	118	1,227	263	1,727	3,335
Corporate acquisitions	531	232	161	5	929
Corporate divestments	-334	-3,017	-482	-60	-3,893
Transfer of work in progress and advances	228	3,147	-49	-3,326	—
Sales, scrapping, etc.	-634	-1,834	-389	-21	-2,878
Exchange rate differences	-1,197	-3,844	-184	-617	-5,842

Closing balance Dec. 31, 2002	11,580	35,948	2,852	1,078	51,458
Accumulated depreciation according to plan
Closing balance Dec. 31, 2000	4,675	25,806	2,409	—	32,890
Depreciation for the year	389	3,116	495	—	4,000
Corporate acquisitions	11	617	48	—	676
Corporate divestments	-106	-718	-73	—	-897
Sales, scrapping, etc.	-138	-2,197	-725	—	-3,060
Impairment	227	864	—	—	1,091
Exchange rate differences	375	2,042	164	—	2,581

Closing balance Dec. 31, 2001	5,433	29,530	2,318	—	37,281
Depreciation for the year	391	2,894	301	—	3,586
Corporate acquisitions	220	143	119	—	482
Corporate divestments	-137	-2,429	-359	—	-2,925
Sales, scrapping, etc.	-329	-1,725	-389	—	-2,444
Impairment	323	672	36	—	1,032
Exchange rate differences	-525	-3,108	-109	—	-3,742

Closing balance Dec. 31, 2002	5,376	25,977	1,917	—	33,270

Net book value Dec. 31, 2001	7,435	10,507	1,214	3,370	22,526

Net book value Dec. 31, 2002	6,204	9,971	935	1,078	18,188

The tax assessment value for Swedish Group companies was for buildings SEK 332m (330), and land SEK 66m (72).

      The corresponding book values for buildings were SEK 181m (166), and land SEK 22m (20). Accumulated write-ups on buildings and land were at year-end SEK 147m (159).

45 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 12 continued

		Machinery		Construction
	Buildings	and technical	Other	in progress
Parent Company	and land	installations	equipment	and advances	Total

Acquisition costs
Closing balance Dec. 31, 2000	186	1,660	325	46	2,217
Acquired during the year	—	61	25	22	108
Transfer of work in progress and advances	—	10	1	-11	0
Sales, scrapping, etc.	-105	-360	-15	-19	-499

Closing balance Dec. 31, 2001	81	1,371	336	38	1,826
Acquired during the year	—	87	21	16	124
Transfer of work in progress and advances	—	25	—	-25	0
Sales, scrapping, etc.	—	-143	-53	—	-196

Closing balance Dec. 31, 2002	81	1,340	304	29	1,754
Accumulated depreciation according to plan
Closing balance Dec. 31, 2000	138	1,171	127	—	1,436
Depreciation for the year	4	133	36	—	173
Sales, scrapping, etc.	-78	-263	6	—	-335

Closing balance Dec. 31, 2001	64	1,041	169	—	1,274
Depreciation for the year	2	105	34	—	141
Sales, scrapping, etc.	—	-135	-51	—	-186

Closing balance Dec. 31, 2002	66	1,011	152	—	1,229

Net book value Dec. 31, 2001	17	330	167	38	552

Net book value Dec. 31, 2002	15	329	152	29	525

Tax assessment value for buildings was SEK 95m (95), and land SEK 17m (17). The corresponding book values for buildings were SEK 10m (12), and land SEK 5m (5). Undepreciated write-ups on buildings and land were SEK 2m (2).

Note 13 Financial fixed assets

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Participations in associated companies	167	190	191	—	—	—
Participations in other companies	167	204	329	141	125	94
Shares in subsidiaries	—	—	—	24,200	25,088	22,490
Long-term receivables in subsidiaries	—	—	—	9,645	6,331	8,378
Long-term holdings in securities	175	172	208	—	—	—
Other receivables	1,082	1,322	1,770	223	257	348

Total	1,591	1,888	2,498	34,209	31,801	31,310

A specification of shares and participations is given in Note 26 on page 54.

Note 14 Inventories

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Raw materials	4,017	4,585	4,397	147	134	152
Products in progress	778	898	912	15	18	17
Finished products	11,153	11,876	11,987	212	656	521
Advances to suppliers	71	93	52	—	—	—
Advances from customers	-405	-451	-468	—	—	—

Total	15,614	17,001	16,880	374	808	690

Note 15 Assets pledged for liabilities to credit institutions

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Real-estate mortgages	1,090	1,384	1,095	—	—	—
Corporate mortgages	9	28	9	—	—	—
Receivables	124	285	383	—	—	—
Inventories	238	450	387	—	—	—
Other	447	263	243	5	5	9

Total	1,908	2,410	2,117	5	5	9

46 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 16 Equity

	Share	Restricted	Retained	Net
Group	capital	reserves	earnings	income	Total

Closing balance Dec. 31, 2000	1,831	11,850	8,186	4,457	26,324
Transfer of retained earnings	—	—	4,457	-4,457	—
Dividend payment	—	—	-1,365	—	-1,365
Repurchase of shares	—	—	-1,752	—	-1,752
Dividends to minority shareholders	—	—	-28	—	-28
Translation differences	—	—	1,815	—	1,815
Transfers between restricted and unrestricted equity	—	1,588	-1,588	—	—
Net income	—	—	—	3,870	3,870

Closing balance Dec. 31, 2001	1,831	13,438	9,725	3,870	28,864
Transfer of retained earnings	—	—	3,870	-3,870	—
Cancellation of shares	-137	137	—	—	—
Dividend payment	—	—	-1,483	—	-1,483
Repurchase of shares	—	—	-1,703	—	-1,703
Dividends to minority shareholders	—	—	-23	—	-23
Minimum liability, US pensions	—	—	-1,335	—	-1,335
Translation differences	—	—	-1,786	—	-1,786
Transfers between restricted and unrestricted equity	—	712	-712	—	—
Net income	—	—	—	5,095	5,095

Closing balance Dec. 31, 2002	1,694	14,287	6,553	5,095	27,629

      Unrestricted consolidated earnings amount to SEK 11,648m. No allocation to restricted reserves is required. The accumulated translation differences charged to equity since January 1, 1998 amount to SEK -324m (1,462). Translation differences in 2002 amount to SEK -1,786m and have been reduced by SEK 889m through equity hedging.

	Share	Restricted	Retained	Net
Parent Company	capital	reserves	earnings	income	Total

Closing balance Dec. 31, 2000	1,831	2,731	3,992	6,504	15,058
Transfer of retained earnings	—	—	6,504	-6,504	—
Dividend payment	—	—	-1,365	—	-1,365
Repurchase of shares	—	—	-1,752	—	-1,752
Write-down of revaluation fund	—	—	-56	—	-56
Net income	—	—	—	4,392	4,392

Closing balance Dec. 31, 2001	1,831	2,731	7,323	4,392	16,277
Transfer of retained earnings	—	—	4,392	-4,392	—
Dividend payment	—	—	-1,483	—	-1,483
Repurchase of shares	—	—	-1,703	—	-1,703
Cancellation of B-shares and reduction of share capital	-137	137	—	—	—
Net income	—	—	—	3,550	3,550

Closing balance Dec. 31, 2002	1,694	2,868	8,529	3,550	16,641

Note 17 Share capital and number of shares

Value at par

On December 31, 2002, the share capital comprised the following:
10,000,000 A-shares, par value SEK 5	50
328,712,580 B-shares, par value SEK 5	1,644

Total	1,694

A-shares carry one vote and B-shares one-tenth of a vote.

      As of December 31, 2002, Electrolux had repurchased 20,394,052 B-shares, with a total par value of SEK 102m. The average number of shares during the year has been 327,093,373 (340,064,997).

47 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 18 Untaxed reserves, parent company

	Dec. 31, 2002	Appropriations	Dec. 31, 2001	Appropriations	Dec. 31, 2000

Accumulated depreciation in excess of plan on
Brands	306	108	198	132	66
Machinery and equipment	276	32	244	-100	344
Buildings	13	-1	14	-8	22
Exchange rate reserve	11	-10	21	-10	31
Other financial reserves	7	1	6	-5	11
Tax allocation reserve	—	—	—	-112	112

Total	613	130	483	-103	586

Other financial reserves include fiscally permissible appropriations referring to receivables in subsidiaries in politically and economically unstable countries.

Note 19 Provisions for pensions and similar commitments

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Interest-bearing pensions	321	269	250	245	230	217
Other pensions	2,801	744	1,106	—	—	—
Other commitments	2,896	3,082	2,692	—	—	—

Total	6,018	4,095	4,048	245	230	217

Pension liabilities

The Group sponsors pension plans in many of the countries where it has significant activities. Pension plans can be defined contribution or defined benefit plans or a combination of both, and follow, in general, the local practices.

      The Group’s major defined benefit plans cover employees in the US, UK, Switzerland, Germany and Sweden. The German plan is unfunded and the plans in the US, UK, Switzerland and Sweden are funded.

      The methods for calculating and accounting for pension costs and pension liabilities differ from country to country. The companies report according to local rules, and the reported figures are included in the consolidated accounts of the Group.

      In case of underfunding, US rules require the companies to record an additional minimum liability. Following these rules the Group has booked an additional pre-tax pension liability of SEK 2,154m, which, after deduction of deferred taxes, has resulted in a charge to equity of SEK 1,335m. The adjustment will be reversed when the underfunding situation ends.

All pension assets are managed by external investment companies and the portfolios comprise both shares and interest-bearing securities.

Other commitments

In addition to providing pension benefits, the Group provides other post retirement benefits, primarily health care benefits, for some of its employees in certain countries (US).

      In some countries and following local regulations, the companies make provisions for obligatory severance payments. These provisions cover the Group’s commitment to pay employees a lump sum upon reaching retirement age, or upon the employees’ dismissal or resignation.

Swedish pension foundations

      The pension liabilities of the Group’s Swedish defined benefit pension plans are funded through two pension foundations established in 1998. The market value of the assets of the foundations amounted to SEK 766m and SEK 264m, while the pension commitments amounted to SEK 817m and SEK 349m respectively as per December 31, 2002. The net deficit of SEK 136m is recorded as liabilities to the pension foundations.

Note 20 Other provisions

	Group						Parent Company

	Provisions
	for restructuring		Warranty				Provisions	Warranty
			commit-	Pension			for restruc-	commit-
	Acquisitions	Other	ments	litigation	Other	Total	turing	ments	Other	Total

Closing balance Dec. 31, 2000	—	1,020	1,072	2,135	2,380	6,607	19	84	142	245
Provisions made	—	1,276	766	—	1,092	3,134	185	4	—	189
Provisions used	—	-545	-636	-1,158	-890	-3,229	—	—	-58	-58
Unused amounts reversed	—	—	-26	-104	-105	-235	—	—	—	—
Exchange rate differences	—	20	47	211	-62	216	—	—	—	—

Closing balance Dec. 31, 2001	—	1,771	1,223	1,084	2,415	6,493	204	88	84	376
Provisions made	166	886	723	—	810	2,585	—	—	—	—
Provisions used	-13	-751	-390	-880	-656	-2,690	-7	-7	-2	-16
Unused amounts reversed	—	—	-45	-75	-70	-190	—	—	—	—
Exchange rate differences	1	-113	-93	-129	-282	-616	—	—	—	—

Closing balance Dec. 31, 2002	154	1,793	1,418	—	2,217	5,582	197	81	82	360

48 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 21 Interest-bearing liabilities

	Group

	2002	2001	2000

Short-term loans	1,618	5,256	8,849
Long-term loans	13,759	17,658	16,299
Interest-bearing pensions	321	269	250

Total	15,698	23,183	25,398

Long-term borrowings, including	2002	2001	2000
swap transactions, by currency	SEKm	SEKm	SEKm

USD	4,199	6,449	7,163
EUR	8,559	10,080	7,986
Other	1,001	1,129	1,150

Total	13,759	17,658	16,299

Long-term borrowings, mature as follows	2002

2003	908
2004	3,497
2005	4,724
2006	592
2007	75
2008	3,147
2009 and thereafter	816

Total	13,759

At year-end 2002, the Group had unutilized, uncommitted credit facilities in the amount of SEK 31,750m (23,756).

Note 22 Accrued expenses and prepaid income

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Accrued holiday pay	1,214	1,299	997	172	158	182
Other accrued payroll costs	1,217	1,081	864	136	98	114
Accrued interest expenses	199	265	262	149	220	166
Prepaid income	1,040	1,256	887	3	28	2
Other accrued expenses	4,589	4,519	4,255	344	344	256

Total	8,259	8,420	7,265	804	848	720

Note 23 Contingent liabilities

	Group			Parent Company

	2002	2001	2000	2002	2001	2000

Discounted bills	10	22	66	—	—	—
Accounts receivable, with recourse	182	580	660	—	—	—
Guarantees and other commitments On behalf of subsidiaries	—	—	—	2,129	8,992	7,736
Other	666	539	483	112	127	100
Capital value of pension commitments in excess of reported liabilities	91	79	116	30	20	34

Total	949	1,220	1,325	2,271	9,139	7,870

In addition to the above contingent liabilities, guarantees for fulfillment of contractual undertakings are given as part of the Group’s normal course of business. There was no indication at year-end that payment will be required in connection with any contractual guarantee

49 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 24 Acquired and divested operations

	Group

	2002	2001	2000

Fixed assets	-753	735	18

Inventories	-46	-43	-272
Receivables	-670	-576	-251
Other current assets	-245	-2,450	-102
Liquid funds	-127	-68	-37
Loans	-43	2,943	22
Other liabilities and provisions	837	417	196

Purchase price	2,101	2,288	667
Liquid funds in acquired/divested operations	128	-68	-37

Effect on Group liquid funds	2,229	2,220	630

The acquired and divested assets and liabilities in 2002 refer mainly to the acquisition of Diamant Board International and the divestments of the remaining part of the Leisure appliance product line, the European motor operation and Zanussi Metallurgica.

      In the consolidated cash flow statement SEK 2,641m, referring to short-term loans in the sold Veneta Factoring S.p.A., has been included in cash flow from investments under the heading Divestment of operations.

Note 25 Employees, salaries, remunerations and employer contributions

	Group
Average number of employees
by geographical area	2002	2001	2000

Europe	42,601	46,899	49,671
North America	20,117	21,294	22,879
Rest of the world	19,253	18,946	14,578

Total	81,971	87,139	87,128

The average number of employees in 2002 was 81,971 (87,139), of whom 54,755 (59,123) were men and 27,216 (28,016) were women.

	2002			2001			2000

Salaries, other remuneration and employer	Salaries and	Employer		Salaries and	Employer		Salaries and	Employer
contributions	remuneration	contributions		remuneration	contributions		remuneration	contributions

Parent company	993	559		1,046	462		1,143	509
(of which pension costs)		(196	)1)		(149	)1)		(121)
Subsidiaries	18,415	5,764		19,284	6,021		16,098	4,349
(of which pension costs)		(423)			(354)			(331)

Group total	19,408	6,323		20,330	6,483		17,241	4,858
(of which pension costs)		(619)			(503)			(452)

1) Of which SEK 19m (22) refers to pension costs for the current company President and his predecessors.

	2002		2001		2000
Salaries and remuneration for Board
members, Presidents and other employees,	Boards and	Other	Boards and	Other	Boards and	Other
by geographical area	Presidents	employees	Presidents	employees	Presidents	employees
Sweden
Parent company	15	978	12	1,034	14	1,129
Other	24	887	18	908	22	882

Total Sweden	39	1,865	30	1,942	36	2,011

EU excluding Sweden	142	8,456	135	8,786	134	8,355
Rest of Europe	51	973	44	999	40	870
North America	39	6,047	55	6,451	63	4,802
Latin America	18	328	24	449	24	478
Asia	31	371	32	426	26	304
Africa	0	23	2	33	2	29
Oceania	8	1,017	5	917	3	64
Total outside Sweden	289	17,217	297	18,061	292	14,902

Group total	138	19,080	327	20,003	328	16,913

50 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 25 continued

Remuneration to the Board of Directors, the President, other members of Group Management and auditors

Remuneration Committee

Remuneration for Group Management is proposed by the Remuneration Committee to the Board of Directors. The committee is comprised of Rune Andersson, Chairman of the Board, Jacob Wallenberg, Deputy Chairman of the Board, and Hans Stråberg, President of Electrolux. The President is excluded from participation in the meetings and decision-making, with respect to total compensation for the President.

      The Remuneration Committee is obliged to make proposals to the Board of Directors on compensation matters for the President and other members of Group Management including targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, the criteria to be applied in the assessment of variable salary, the allotment of stock options, and pension terms.

      A minimum of two meetings are convened each year, with additional meetings scheduled as needed. Four meetings were held during the year.

Compensation to the Board of Directors

In accordance with the decision by the Annual General Meeting, fees were paid to the Board of Directors amounting to SEK 2,800,000. SEK 1,000,000 was paid to the Chairman, SEK 350,000 was paid to the Deputy Chairman and SEK 275,000 was paid to each of the other members who are not employed by the Group. After Michael Treschow resigned his position as President, he began a term as a member of the Board of Directors, for which he received SEK 137,500 in respect to the remainder of the year.

      The Board decided that SEK 75,000 would be allocated for committee work. This amount has been distributed between the members of the Audit Committee with regard to their additional commitment and responsibility. SEK 37,500 was paid to Peggy Bruzelius, Chairperson, and SEK 18,750 each to Louis R. Hughes and Thomas Halvorsen.

      Board member Louis R. Hughes was paid a fee of USD 20,000 (approximately SEK 182,000), for consultancy services relating to the Electrolux strategic business plan for North America.

Fees to auditors

At the Annual General Meeting on April 18, 2002, PricewaterhouseCoopers (PwC) was appointed auditor for the period until the 2006 Annual General Meeting. Fees in 2002, to PwC, which as of 2002 performs virtually all external auditing within the Group, amounted to SEK 38m for audits, and SEK 10m referring primarily to tax services for the Group. Fees to other audit firms amounted to SEK 4m.

General principles of compensation at Electrolux

Electrolux strives to offer fair and competitive total compensation with an emphasis on “pay for performance” and consequently, variable salary represents a significant proportion of total compensation for higher-level management positions. When objectives are achieved, total compensation is favourable and when objectives are not, the total compensation is lower. The financial driver for variable salary is value creation.

Compensation to the President and Group Management

The total compensation to the President and the other members of Group Management is comprised of fixed salary, variable salary, benefits, and long-term incentives. The general principles of compensation at Electrolux are closely observed with strong regard for the position held, competitive compensation in the country where located as well as individual performance. Variable salary for the President and members of Group Management is based on the principles applied within the Group, which reward improvement in value created. Variable salary for the President is based on value created for the Group and sector heads on the value created for their sectors. Group staff heads receive variable salary based on value created for the Group and performance objectives within their functions. The maximum allowable variable salary as a percent of annual fixed salary is 100%.

      The Group’s long-term incentive program is a stock option program, which is designed to maximize Group results and to align management incentives with shareholder interests.

Pensions for the President and members of Group Management

The resigning President, Michael Treschow, was covered by two defined benefit plans, the ITP plan and a plan for

Summary of compensation to Group Management

The following table shows the compensation to the resigning President Michael Treschow, current President Hans Stråberg and other members of Group Management.

					Number of options

		Variable		Total	Value of
		salary paid		remuneration	options		Granted
		in 2002	Pension	not including	granted	Beginning	during	End of
Amounts in SEK, unless otherwise stated	Fixed salary	for 2001	costs	options	in 20021)	of 2002	the year	2002

President and CEO (MT)2)	3,000,000	—	7,928,000	10,928,000	—	195,200	—	60,000
President and CEO (HS)3)	6,000,000	584,300	3,180,700	9,765,000	2,880,000	92,300	60,000	152,300
Other members of Group Management	37,191,000	9,790,000	20,693,1004)	67,674,100	15,840,000	672,000	330,000	1,002,000

1)	The value is calculated with the Black-Scholes Options Valuation model at the date of grant with a volatility factor of 30% and dividend growth rate in line with the historical development; resulting in SEK 48 per option. No reduction in value has been made for the absence of transferability and other restrictions inherent in employee stock option programs. The current CEO received 60,000 options and members of Group Management 30,000 options each.

2)	Remuneration to Michael Treschow refers to his position as President and CEO through April 2002. Board fees are specified in the section Compensation to the Board of Directors. In addition to fixed salary received in 2002, an estimated SEK 3,000,000 in prorated variable salary has been accrued for 2002 results, to be paid in 2003. 135,200 of the options held by Michael Treschow at the beginning of 2002 were cancelled three months following April 2002. Under the provisions of the 2001 program, Michael Treschow will retain 60,000 options granted in 2001 until the end of the term of the options (May 10, 2008).

3)	Remuneration to Hans Stråberg includes his position as Chief Operating Officer until April 2002.

4)	In addition to this amount, approximately SEK 4,600,000 has been recorded as a contingent liability related to death and disability coverage for the other members of Group Management

51 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 25 continued

executives. For both plans, full benefits assume retirement at age 60, and benefits are payable for life.

      The President and other Swedish members of Group Management are covered by the ITP plan. With one exception, all members of Group Management are members of the alternative ITP defined contribution pension plan. The contribution to the alternative ITP is an amount between 20 and 40% of pensionable salary, which increases to higher levels as participants grow older. A new supplemental defined contribution plan was introduced for the new President, Hans Stråberg, and other Swedish Group Management from January 2002. The premiums amount to 15% of the pensionable salary of the President, and 10% of the pensionable salaries of other Swedish Group Management members. The pensionable salary is calculated as the current fixed salary plus the average variable salary for the last three years. The retirement benefit is payable for life or a shorter period of not less than 5 years. The participant determines the payment period at the time of retirement.

      In addition to the retirement contribution, Electrolux provides disability benefits at a level of 70% of pensionable salary including credit for other disability benefits, plus survivor benefits equal to a sum of 150 Swedish base amounts payable over a minimum five year period. With one exception, the retirement age has been lowered from age 65 to 60 for President Hans Stråberg and other Swedish members of Group Management.

      One member of Group Management has chosen to retain a defined benefit pension plan on top of the ITP plan. The retirement age is 65 and the benefits are payable for life. These benefits amount to the equivalent of 32.5% of the portion of salary corresponding to 20-30 base amounts as defined by the Swedish National Insurance Act, 50% of the portion corresponding to 30-100 base amounts, and 32.5% of the portion exceeding 100 base amounts.

      The capital value of pension commitments for the current President, prior Presidents and survivors is SEK 137m (123).

      There is no agreement for special severance pay for members of Group Management.

For members of Group Management employed outside of Sweden, varying pension terms and conditions apply, depending upon the country of employment. The earliest retirement age for a full pension is 60.

Option programs

1998-2000 option programs

In 1998, an annual program for employee stock options was introduced for approximately 100 senior managers. Options were allotted on the basis of value created according to the Group’s model for value creation. If no value was created, no options were issued. The options can be used to purchase Electrolux B-shares at a strike price, which is 15% higher than the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment. The options were granted free of consideration to participants.

2001 and 2002 option programs

In 2001, a new program for employee stock options was introduced for less than 200 senior managers. The options can be used to purchase Electrolux B-shares at a strike price, which is 10% above the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment. The options were granted free of consideration to participants. The 2002 option program is based on the same parameters as the 2001 program.

Synthetic options 1993

Of the approximately 150 senior managers who were offered synthetic options in 1993, a total of 112 exercised the right to subscribe to these options in January 1994. The options were priced according to prevailing market conditions at SEK 35. The strike price was SEK 81, and the options matured on January 10, 2002. Before the expiry of the options on January 10, 2002, the remaining owners, with a total of 72,610 options, exercised their option privileges.

Summary of option programs 1998-2002

		Total number of
		outstanding options
				Number of
		Beginning	End	options in	Strike price,	Term of	Vesting
Program	Grant date	of 2002	of 2002	each lot1)	SEK	the options	(years)

1998	Feb. 25, 1999	694,300	556,500	10,600	170	Feb. 25, 2004	1
1999	Feb. 25, 2000	1,285,900	1,068,800	16,700	216	Feb. 25, 2005	1
2000	Feb. 26, 2001	595,800	524,300	6,500	170	Feb. 26, 2006	1
2001	May 10, 2001	2,490,000	2,475,000	15,000	177	May 10, 2008	3	2)
2002	May 6, 2002	—	2,865,000	15,000	191	May 6, 2009	3	2)

1)	The President and CEO was granted 4 lots, Group Management members 2 lots and all other senior managers 1 lot.

2)	For the 2001 and 2002 options, one third vests after 12 months, one third after 24 months and the final one third after 36 months.

Change in number of options per program

	Number of options 20011)				Number of options 20021)

Program	Jan. 1, 2001	Granted	Cancelled2)	Dec. 31, 2001	Cancelled2)	Dec. 31, 2002

1998	789,700	—	95,400	694,300	137,800	556,500
1999	1,436,200	—	150,300	1,285,900	217,100	1,068,800
2000	—	673,800	78,000	595,800	71,500	524,300
2001	—	2,490,000	—	2,490,000	15,000	2,475,000
2002	—	—	—	—	—	2,865,000

1)	No options were exercised during 2001 and 2002.

2)	Options are cancelled if not exercised, which may be due to expiration at the end of the term of the options or before their term of expiration normally because of termination of employment. Cancellation is governed by the provisions of the option program.

52 ELECTROLUX ANNUAL REPORT 2002

Notes

Note 25 continued

Synthetic options 2000

The Board granted Wolfgang König, Head of White Goods Europe, 118,400 synthetic employee stock options with the right to receive a cash amount for each option when exercised, calculated as the difference between the current share price and the strike price of SEK 147. The options may be exercised until July 1, 2006. The options have been allotted without consideration and as compensation for lost options with his former employer immediately before joining the Electrolux Group. This program is hedged with an equity swap. The annual cost is SEK 0.8m.

Hedging arrangements for the stock option programs

The company uses repurchased Electrolux B-shares in order to meet the company’s obligations under the stock option programs. The shares will be sold to option holders who wish to exercise their right under the option agreement(s). Electrolux will also sell additional shares on the market in connection with the exercise of options in order to cover the cost of employer contributions. Between 2000 and 2002, the Annual General Meeting approved the sale of 9,410,100 shares for this purpose.

      Assuming that all outstanding stock options allotted up to and including 2002 are exercised, a sale of previously repurchased shares will result in a dilution of 2.6%. This includes the sale of shares to cover employer contributions in connection with exercise.

Accounting principles and cost of options

The Group accounts for employer contributions expected to be paid when the options are exercised. The provision for outstanding options is periodically revalued. The total provision as per December 31, 2002 for all option programs was SEK 128m.

      The option programs are hedged through repurchased shares. Such repurchase increases the financial expenses of the Group with approximately SEK 49m annually. When exercised, the Group sells hedge shares, which increases the Group’s equity without an effect on the profit and loss statement.

      The Black-Scholes value of the 2002 option program that has been the base for the reserve for the employer contribution was SEK 138m. Employer contributions for 2002 were SEK 32m and the estimated financing costs for the hedge of repurchased shares was SEK 19m calculated on an annual basis.

2003 option program

The Board will present a proposal at the Annual General Meeting to introduce a new employee stock option program in 2003. It is proposed that a maximum of 3,000,000 options will be allotted to less than 200 senior managers and that the 2003 program will be based on the same parameters as the 2001 and 2002 programs, including the number of options per lot.

      The Board has decided to propose to the Annual General Meeting that the Company’s obligations under the proposed program, including estimated employer contribution, will be secured by repurchased shares.

      Assuming that all stock options allotted under the proposed 2003 program are exercised, the sale of previously repurchased shares under this program would result in a dilution of 1.1%. The maximum dilution from the proposed 2003 program and all existing stock option programs is 3.6%. This includes the sale of shares for hedging of employer contributions in connection with exercise of the options.

Costs for the option program

The theoretical value of the proposed option program for 2003, calculated in accordance with the Black-Scholes model, is approximately SEK 81m based on the share price during the first half of February. This value is calculated on the basis of a number of assumptions. The actual outcome may differ significantly and there may be no value realized at all. Based on the theoretical value, the estimated cost for employer contributions is SEK 18m. Subject to the approval of the Annual General Meeting, Electrolux will hedge the program with repurchased Electrolux shares. The cost of financing the repurchased shares used for hedging is approximately SEK 20m.

      Based on the above-mentioned Black-Scholes value, the charge to the Electrolux income statement for 2003 for the proposed option program will be approximately SEK 38m for employer contributions and financing cost. Alternatively, if the accounting principles suggested by IASB relating to options were applied, the charge in the income statement for 2003 would be approximately SEK 23m, including employer contributions in addition to the above-mentioned cost of financing the hedge.

53 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 26 Shares and participations

		Book value, equity
	Holding, %	method, SEKm

Associated companies and joint ventures
Eureka Forbes Ltd, India	40.0	68
Atlas Eléctrica, S.A., Costa Rica	18.4	51
Shanghai-Zanussi Elettromeccanica Co. Ltd, China	30.0	40
Saudi Refrig Mfg, Saudi Arabia	49.0	24
Sideme S.A., France	34.0	21
Viking Financial Services, USA	50.0	7
Diamant Boart S.A., Argentina	46.7	4
A/O Khimki Husqvarna, Russia	50.0	2
IVG Bulka-Lehel GmbH, Germany	50.0	1
Diamant Boart Inc., The Philippines	20.0	1
e2 Home AB, Sweden	50.0	1
Manson Tools AB, Sweden	49.0	0
MISR Compressor Manufacturing Co., S.A.E., Egypt	27.7	-53

		167

The total acquisition cost for these associated companies and joint ventures is SEK 295m.

Electrolux does not have unlimited liability for any of these companies.

		Book value,
	Holding, %	SEKm

Other companies
Primus Capital Fund II, USA	—	87
Nordwaggon AB, Sweden	50.0	25
Veneta Factoring S.p.A., Italy	10.0	20
Business Partners B.V., The Netherlands	0.7	14
Philco Air Conditioning, China	5.0	9
Banca Popolare Friuladria, Italy	—	3
Other		9

		167

		Holding, %

Subsidiaries
Major Group companies:
Australia	Electrolux Home Products Pty. Ltd	100
Austria	Electrolux Hausgeräte G.m.b.H	100
	Electrolux Austria G.m.b.H	100
	Verdichter OE G.m.b.H	100
Belgium	Electrolux Home Products Corp. N.V	100
	Electrolux Belgium N.V	100
	Diamant Boart International S.A.	100
Brazil	Electrolux do Brasil S.A.	98.1
Canada	Electrolux Canada Corp.	100
China	Electrolux Home Appliances (Hangzhou) Co. Ltd	100
	Electrolux Zhongyi (Changsha) Refrigerators Co. Ltd	60
	Zanussi Zhongyi (Changsha) Refrigerators Co. Ltd	60
	Zanussi Elettromeccanica Tianjin Compressor Co. Ltd	50
Denmark	Electrolux Holding A/S	100
	Electrolux Home Products Denmark A/S	100
	A/S Vestfrost	50
Finland	Oy Electrolux Ab	100
	Oy Electrolux Kotitalouskoneet Ab	100
France	Electrolux France S.A.	100
	Electrolux Home Products France S.A.	100
	Electrolux Professionnel S.A.	100
Germany	Electrolux Deutschland GmbH	100
	AEG Hausgeräte GmbH	100
Hungary	Electrolux Lehel Hütögépgyár Kft	100
India	Electrolux Kelvinator Ltd	76
Italy	Electrolux Zanussi S.p.A	100
	Zanussi Elettromeccanica S.p.A	100
	Electrolux Professional S.p.A	100
	Electrolux Zanussi Italia S.p.A	100
Luxembourg	Electrolux Luxembourg S.à.r.l	100
Mexico	Electrolux de Mexico, S.A. de CV	100

54 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 26 continued

		Holding, %

Subsidiaries
Major Group companies:
The Netherlands	Electrolux Associated Company B.V	100
	Electrolux Holding B.V	100
	Electrolux Home Products B.V	100
Norway	Electrolux Norge AS	100
Spain	Electrolux España S.A.	100
	Electrolux Home Products España S.A.	100
	Electrolux Home Products Operation España S.L	100
	Cubigel S.A.	100
Sweden	Husqvarna AB	100
	Electrolux Wascator AB	100
	Electrolux Hemprodukter AB	100
	Electrolux Professional AB	100
Switzerland	Electrolux Holding AG	100
	A+T Hausgeräte AG	100
United Kingdom	Electrolux UK Ltd	100
	Electrolux Holdings Ltd	100
	Electrolux Outdoor Products Ltd	100
	Electrolux Professional Ltd	100
	Electrolux Household Appliances Ltd	100
USA	Electrolux Home Products Inc.	100
	Electrolux North America Inc.	100
	Electrolux Professional Inc.	100
	Electrolux Professional Outdoor Products Inc.	100
	Diamant Boart Inc.	100

A detailed specification of Group companies has been submitted to the Swedish Patent and Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information.

Note 27 US GAAP information

The consolidated financial statements have been prepared in accordance with Swedish accounting standards, which differ in certain significant respects from US GAAP. Following is a description of those differences that have a significant effect on net income and shareholders’ equity.

      The Group also submits an annual Form 20-F report to the SEC (Securities and Exchange Commission).

Adjustment for acquisitions

According to Swedish accounting standards, prior to 1996, the tax benefits arising from realized pre-acquisition loss carryforwards of an acquired subsidiary could be recognized in earnings as a reduction of current tax expense when utilized. According to US GAAP, the benefits are required to be recorded as a component of purchase accounting, usually as a reduction of goodwill.

      Up to 2001, acquisition provisions could be established under Swedish accounting standards for restructuring costs related to other subsidiaries affected by the acquisition. These provisions are reversed to goodwill under US GAAP.

Goodwill and other intangible assets

Under Swedish GAAP, all intangible assets including goodwill must be amortized over the expected useful life of the asset. Assigning indefinite useful life is not permitted. According to US accounting standard SFAS 142, “Goodwill and Other Intangible Assets,” applicable as from January 1, 2002, acquisition goodwill and other intangible assets that have indefinite useful lives are not amortized but are instead tested for impairment at least annually at a reporting unit level. Consequently, amortization of goodwill recorded under Swedish GAAP has been reversed for US GAAP purposes. Amortization has also been reversed for intangible assets recognized under Swedish GAAP that have been assigned indefinite lives under SFAS 142, such as the acquisition of the right to use the Electrolux trademark in North America. The goodwill and the intangible assets with assigned indefinite lives have been tested for impairment in accordance with the methods prescribed in SFAS 142.

      Under Swedish GAAP, intangible assets acquired in a business combination can be recorded separately from goodwill only if they, based on a control-oriented framework, meet the definition and recognition criteria for an intangible asset. SFAS 141 requires recognition of identifiable intangible assets based on separability and contractually related criteria. Preliminary purchase price allocations for certain business combinations during 2002 are expected to be finalized during the first half of 2003.

Development costs

Under Swedish GAAP, product development costs associated with the creation of intangible assets can be capitalized if the technical feasibility for completing the intangible asset can be demonstrated, as well as the intention to complete it, the ability to use or sell the intangible asset, how it will generate future economic benefits and the ability to measure reliably the expenditure attributable to the intangible asset during the development. US GAAP requires that research and development costs are expensed as incurred.

Restructuring and other provisions

The recognition of restructuring costs, under US GAAP, as specified in EITF 94-3, is deferred until a commitment date is established. This is usually the date on which management, having appropriate level of authority, committed the Group to the restructuring plan, identified all significant actions, including the method of disposition and the expected date of completion, and, in the case of employee terminations, specified the severance arrangements and communicated them to the employees. Prior to 2002, the guidance under Swedish GAAP was not as prescriptive

55 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 27 continued

and, in certain circumstances, allowed for earlier recognition. Additionally, US GAAP was more prescriptive than Swedish GAAP regarding the types of costs which were allowed to be classified as restructuring costs, specifically those which were a direct result of the restructuring and which were not associated with the ongoing activities of the Group. Swedish GAAP was not as prescriptive regarding the types of costs that could be included and therefore differences could arise. As from 2002, Swedish GAAP is in all material aspects in line with EITF 94-3.

Pensions

According to Swedish accounting standards, defined benefit pension obligations are recorded in the consolidated financial statements on the basis of the accounting standards valid in the countries where the sponsoring companies operate. US accounting standards are defined in SFAS 87, “Employers’ Accounting for Pensions,” which is more prescriptive, particularly in the use of actuarial assumptions such as future salary increases, discount rates and inflation. Additionally, SFAS 87 requires that a specific actuarial method (the projected unit credit method) be used.

      Certain pension commitments in Sweden are administered through a multi-employer plan for Swedish white-collar employees. In accordance with Swedish GAAP, Electrolux recognized income and recorded an asset for its allocable portion of a surplus not utilized in 2000. Under US GAAP, the entire amount was not allowed to be recognized until it was received or available for utilization. In 2002, Electrolux utilized the remaining allocable surplus, and the amount has been recognized in current earnings in accordance with US GAAP.

Derivatives and hedging

Effective January 1, 2001, the Group adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133,” for US GAAP reporting purposes. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the Group to designate, document and assess the effectiveness of a hedge in order to qualify for hedge accounting treatment.

      In accordance with US GAAP and SFAS 133, gains and losses from derivative instruments can only be deferred from current earnings to the extent that the instruments are designated and qualify as effective hedges. For all other derivatives, gains and losses from derivative instruments are recorded in earnings.

      Under Swedish GAAP, unrealized gains and losses on hedging instruments used to hedge future cash flows are deferred and recognized in the same period the hedged transaction is recognized.

      Prior to the adoption of SFAS 133 and SFAS 138, management decided not to designate any derivative instruments as hedges for US GAAP reporting purposes, except for certain instruments used to hedge the net investments in foreign operations. Consequently, derivatives used for the hedging of future cash flows, fair value hedges, and trading purposes are marked to market in accordance with US GAAP. This increases the volatility of the income statement under US GAAP as a result of the deviation in accounting standards between Sweden and the US.

Software development

Prior to 2002, all costs related to the development of software for internal use were generally expensed as incurred under Swedish GAAP. Under US GAAP, direct internal and external costs incurred during the application development stage should be capitalized, whereas internal and external costs incurred during the preliminary project stage and the post-implementation stage should be expensed as incurred. As from 2002, Swedish GAAP is in all material aspects in line with US GAAP.

Securities

According to Swedish accounting standards, debt and equity securities held for trading purposes are reported at the lower of cost or market. Financial assets and other investments that are to be held to maturity are valued at acquisition cost. In accordance with US GAAP and SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” holdings are classified according to management’s intention as either “held-to-maturity,” “trading” or “available for sale.” Debt securities classified as held-to-maturity are reported at amortized cost. Trading securities are recorded at fair value, with unrealized gains and losses included in current earnings. Debt and marketable equity securities that are classified as available for sale are recorded at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Electrolux classifies its equity securities as held for trading and its debt securities held to maturity.

Revaluation of assets

Under Swedish GAAP, land and buildings may under certain circumstances be written up and reported at values in excess of the acquisition cost. Such revaluation is not permitted in accordance with US GAAP.

Stock-based compensation

Electrolux has several compensatory employee stock option programs, which are offered to senior managers. For US GAAP purposes, Electrolux records a liability in respect of accrued compensation for its variable plans. According to Swedish accounting practice, employers record provisions for related employer contributions at the time the options are granted. US GAAP provides that the employer contributions due upon exercise of stock options must be recognized as an expense at the exercise date of the option.

Adjustments not affecting equity or income

Receivables sold with recourse

Under Swedish GAAP, receivables that are sold with recourse are reported as a contingent liability. US accounting standard SFAS 140 permits the derecognition of such assets only if the transferor has effectively surrendered control over the transferred assets. The amounts are, therefore, reclassified and reported as account receivables and loans for US GAAP purposes.

Reclassifications

Under Swedish GAAP, advances received from customers are recorded as a reduction to inventory. Under US GAAP such items have been reclassified as a current liability.

Equity restatement

Accounting for derivatives and hedging

The US GAAP information for the year ending December 31, 2001 has been restated to accurately reflect the accounting for hedges of net investments in foreign subsidiaries according to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” This restatement had no impact on reported US GAAP net income but increased reported US GAAP comprehensive income and shareholders’ equity for the year ended as of December 31, 2001 by SEK 546m and decreased US GAAP liabilities as of December 31, 2001 by SEK 576m, including the effect of deferred taxes.

56 ELECTROLUX ANNUAL REPORT 2002

NOTES

Accounting for Pensions

The US GAAP information for the years ending December 31, 2001 and 2000 has been restated to reflect the prepaid pension expense for unrecognized actuarial losses in accordance with SFAS 87 related to the Swedish Pension Funds. This restatement had no impact on reported US GAAP net income for the years disclosed but increased reported US GAAP total equity and assets as of December 31, 2001 and 2000 by SEK 407m and SEK 237m respectively.

Comprehensive income

In addition, comprehensive income for 2001 and 2000 has been restated to reflect the exclusion of certain components of equity not qualifying as comprehensive income according to US GAAP.

      The impact of these restatements on comprehensive income and total equity according to US GAAP as previously reported are as follows:

	Year ended December 31

SEKm	2001	2000

Comprehensive income as reported	2,976	2,179
Effect of restatement
Pensions	170	237
Derivatives and hedging	539	—
Non OCI items	1,920	3,193

Comprehensive income after restatement	5,605	5,609
Shareholders’ equity as reported	27,721	26,110
Effect of restatement
Pensions	407	237
Derivatives and hedging	539	—

Shareholders’ equity after restatement	28,667	26,347

Consolidated statement of cash flows

The consolidated statement of cash flows presented in the Group’s financial statements differs from the statement of cash flows according to SFAS No. 95. The main differences are the following:

      SFAS No. 95 requires a reconciliation of cash and cash equivalents (liquid assets with maturities of three months or less when acquired), whereas Electrolux also includes financial instruments with maturities of three months or more at the time of acquisition in liquid assets.

      SFAS No. 95 requires that changes in long-term accounts receivable are included in cash flows from operating activities whereas Electrolux includes these changes as investments.

      SFAS No. 95 requires changes in long-term loans to be reported gross showing proceeds and principal payments, whereas Electrolux presents a net amount.

Recently issued accounting standards

SFAS 145 In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145 (SFAS 145), “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt,” an amendment of APB Opinion No. 30, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria set forth by APB Opinion No. 30 will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications having economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is generally effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 has no significant impact on the Group’s financial position and results.

      SFAS 146 In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity’s commitment to an exit plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

      SFAS 148 In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This standard amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure regarding the effects on reported net income of an entity’s accounting policy decisions, with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure of these effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Group has no current plan to change to the fair value method of accounting for stock-based compensation under SFAS 123 and does not expect SFAS 148 to impact its financial statements.

      EITF 00-21 In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not otherwise change the applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered in fiscal periods beginning after June 15, 2003. The Group is in the process of assessing the impact of adopting EITF 00-21 but does not expect it to be significant.

      FIN 45 In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is in the process of assessing the impact of FIN 45 on its consolidated financial statements.

      FIN 46 On January 17, 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Electrolux is in the process of assessing the impact of FIN 46 on its consolidated financial statements.

57 ELECTROLUX ANNUAL REPORT 2002

NOTES

Note 27 continued

The following is a summary of the effects that application of US GAAP would have on consolidated net income, equity and the balance sheet.

A. Consolidated net income, SEKm	2002	2001	2000

Net income as reported in the consolidated income statement	5,095	3,870	4,457
Adjustments before taxes
Acquisitions	53	304	45
Goodwill and other intangible assets	233	—	—
Development costs	-156	—	—
Restructuring and other provisions	-545	-296	391
Pensions	74	266	-228
Derivatives and hedging	579	-33	4
Capitalization of computer software	-24	17	51
Securities	-5	—	—
Stock-based compensation	-69	34	—
Taxes on the above adjustments	73	-7	-68
Other taxes	—	-444	212

Net income according to US GAAP	5,308	3,711	4,864

Net income per share in SEK according to US GAAP	16.25	10.90	13.55
No. of shares1)	327,093,373	340,064,997	359,083,955

1)	Weighted average number of shares outstanding through the year, after repurchase of own shares.

B. Comprehensive income, SEKm	2002		2001	2000

Net income according to US GAAP		5,308	3,711	4,864
Comprehensive income recognized in accordance with Swedish accounting principles	-	3,121	1,815	561
Comprehensive income recognized for US GAAP adjustments
Translation differences		76	-49	-42
Pensions, net of tax—, -48 and -80 respectively2)		42	152	227
Derivatives and hedging, net of tax 72, -1 and— respectively2)		-183	4	—
Securities, net of tax—, 20 and -3 respectively		—	-28	-1

Comprehensive income according to US GAAP		2,122	5,605	5,609

C. Equity, SEKm	2002	2001	2000

Equity as reported in the consolidated balance sheet	27,629	28,864	26,324
Adjustments before taxes
Acquisitions	-594	-711	-979
Goodwill and other intangible assets	233	—	—
Development costs	-156	—	—
Restructuring and other provisions	—	545	841
Pensions2)	461	345	-108
Derivatives and hedging2)	257	-67	-39
Capitalization of computer software	44	68	51
Securities	-5	—	48
Revaluation of assets	-147	-159	-19
Stock-based compensation	-35	34	—
Taxes on the above adjustments	-107	-252	-216
Other taxes	—	—	444

Equity according to US GAAP	27,580	28,667	26,347

D. Balance sheet, SEKm

The table below summarizes the consolidated balance sheets prepared in accordance with Swedish accounting principles and US GAAP.

	According to Swedish principles				According to US GAAP

	2002	2001	2000	2002	2001	2000

Intangible assets	4,928	5,159	3,993	4,411	4,565	3,086
Tangible assets	18,188	22,526	22,388	18,085	22,351	22,349
Financial assets2)	4,582	4,666	3,299	4,744	4,689	3,510
Current assets2)	57,726	62,096	57,609	58,938	63,684	59,348

Total assets	85,424	94,447	87,289	86,178	95,289	88,293

Equity	27,629	28,864	26,324	27,580	28,667	26,347
Minority interests	592	699	810	592	699	810
Provisions for pensions and similar commitments2)	6,018	4,095	4,048	6,162	4,403	4,329
Other provisions	7,580	8,341	6,629	7,904	8,088	5,868
Financial liabilities	15,377	22,914	25,148	15,307	23,412	26,621
Operating liabilities2)	28,228	29,534	24,330	28,633	30,020	24,318

Total equity and liabilities	85,424	94,447	87,289	86,178	95,289	88,293

2)	After restatement as described on page 56.

58 ELECTROLUX ANNUAL REPORT 2002

Proposed distribution of earnings

According to the consolidated financial statements, the Group’s unappropriated earnings amount to SEK 11,648m. No allocation to restricted equity is required.

Thousands of kronor

The Board of Directors and the President propose that net income for the year	3,550,232
and retained earnings	8,529,019

Totalling	12,079,251
be distributed as follows:
A dividend of SEK 6.00 per share to each shareholder, totalling1)	1,896,098
To be carried forward	10,183,153

Total	12,079,251

Stockholm, February 11, 2003

Rune Andersson
Chairman of the Board

Jacob Wallenberg
Deputy Chairman

Peggy Bruzelius	Thomas Halvorsen	Louis R. Hughes	Michael Treschow

Karel Vuursteen	Bert Gustafsson	Ulf Carlsson	Ingemar Larsson

Hans Stråberg
President

1)	Calculated on the number of outstanding shares as per February 11, 2003. Based on the resolution adopted by the Annual General Meeting in April 2002, a maximum of 11,175,006 additional shares may be repurchased prior to the Annual General Meeting in April 2003, thereby decreasing the total dividend payment.

Auditors’ report

To the Annual General Meeting of the shareholders of AB Electrolux (Corporate identity No. 556009-4178)

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of AB Electrolux for the year 2002. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

      The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company’s and the Group’s financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

      We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 11, 2003

PricewaterhouseCoopers AB

Peter Clemedtson Authorized Public Accountant Partner in Charge	Anders Lundin Authorized Public Accountant

59 ELECTROLUX ANNUAL REPORT 2002

Eleven-year review

Amounts in SEKm, unless otherwise stated

	2002	2001	2000	1999	1998	1997

Net sales and income
Net sales	133,150	135,803	124,493	119,550	117,524	113,000
Organic growth, %	5.5	-2.4	3.7	4.1	4.0	5.0
Depreciation and amortization	3,854	4,277	3,810	3,905	4,125	4,255
Items affecting comparability	-434	-141	-448	-216	964	-1,896
Operating income1)	7,731	6,281	7,602	7,204	7,028	2,654
Income after financial items1)	7,545	5,215	6,530	6,142	5,850	1,232
Net income1)	5,095	3,870	4,457	4,175	3,975	352

Cash flow
EBITDA3)	12,019	10,699	11,860	11,325	10,189	8,805
Cash flow from operations excluding change in operating assets and liabilities	9,100	5,848	8,639	7,595	5,754	4,718
Changes in operating assets and liabilities	1,805	3,634	-2,540	1,065	-1,056	584
Cash flow from operations	10,905	9,482	6,099	8,660	4,698	5,302
Cash flow from investments	-1,011	1,213	-3,367	-3,137	-776	-4,344
of which capital expenditures2)	-3,335	-4,195	-4,423	-4,439	-3,756	-4,329
Cash flow from operations and investments	9,894	10,695	2,732	5,523	3,922	958
Operating cash flow	7,665	5,834	2,552	3,821	1,817	865
Dividends and repurchase of shares	-3,186	-3,117	-4,475	-1,099	-915	-915

Margins3)
Operating margin, %	5.8	4.7	6.5	6.2	5.2	4.0
Income after financial items as % of net sales	5.7	3.9	5.6	5.3	4.2	2.8
EBITDA margin, %	9.0	7.9	9.5	9.5	8.7	7.8
Capital expenditure as % of net sales	2.5	3.1	3.6	3.7	3.2	3.8

Financial position
Total assets	85,424	94,447	87,289	81,644	83,289	79,640
Net assets4)	27,916	37,162	39,026	36,121	39,986	38,740
Working capital	2,216	6,659	9,368	8,070	12,101	10,960
Accounts receivable	22,484	24,189	23,214	21,513	21,859	21,184
Inventories	15,614	17,001	16,880	16,549	17,325	16,454
Accounts payable	16,223	17,304	12,975	11,132	10,476	9,879
Equity	27,629	28,864	26,324	25,781	24,480	20,565
Interest-bearing liabilities	15,698	23,183	25,398	23,735	29,353	29,993

Data per share, SEK5) 6)
Net income1)	15.60	11.35	12.40	11.40	10.85	0.95
Net income according to US GAAP7)	16.25	10.90	13.55	11.05	10.25	2.40
Equity	87	88	77	70	67	56
Dividend, adjusted for share issues8)	6.00	4.50	4.00	3.50	3.00	2.50
Trading price of B-shares at year-end10)	137.50	156.50	122.50	214.00	139.50	110.20

Key ratios
Value creation	3,461	262	2,423	1,782	437
Return on equity, %1)	17.2	13.2	17.0	17.1	18.2	1.7
Return on net assets, %1) 4)	22.1	15.0	19.6	18.3	17.5	6.4
Net assets as % of net sales4) 9)	23.1	29.3	30.4	30.6	33.3	34.0
Accounts receivable as % of net sales9)	18.6	19.1	18.1	18.2	18.2	18.6
Inventories as % of net sales9)	12.9	13.4	13.1	14.0	14.4	14.4
Net debt/equity ratio4)	0.05	0.37	0.63	0.50	0.71	0.94
Interest coverage ratio	7.66	3.80	4.34	4.55	3.46	1.42
Dividend as % of equity8)	6.9	5.1	5.2	5.0	4.5	4.4

Other data Average number of employees	81,971	87,139	87,128	92,916	99,322	105,950
Salaries and remuneration	19,408	20,330	17,241	17,812	18,506	19,883
Number of shareholders	59,300	58,600	61,400	52,600	50,500	45,660

Additional information can be found on the Investor Relations’ website, www.electrolux.com/ir

60 ELECTROLUX ANNUAL REPORT 2002

ELEVEN-YEAR REVIEW

					Compound annual
					growth rate, %

1996	1995	1994	1993	1992	5 years	10 years

110,000	115,800	108,004	100,121	80,436	3.3	5.2
-3.0	5.0	7.0			2.9	—
4,438	4,407	4,214	4,252	3,469	-2.0	1.1
4,448	5,311	5,034	2,945	1,992	23.8	14.5
3,250	4,016	3,595	1,250	758	43.7	25.8
1,850	2,748	2,195	584	183	70.7	39.5

8,886	9,718	9,248	7,197	5,461	6.4	8.2
6,174	7,110	6,259	4,767	3,588	14.0	9.8
-2,198	-3,288	-759	2,189	620	25.3	11.3
3,976	3,822	5,500	6,956	4,208	15.5	10.0
-4,767	-4,369	-1,844	-3,810	-3,612	-25.3	-12.4
-4,807	-5,115	-3,998	-3,682	-3,623	-5.1	-1.0
-791	-547	3,656	3,146	596	59.5	12.1
842	-370	1,891	3,457	227	54.7	8.3
-915	-915	-458	-458	-915	28.3	13.3

4.0	4.6	4.7	2.9	2.5
3.0	3.5	3.3	1.2	0.9
8.1	8.4	8.6	7.2	6.8
4.4	4.4	3.7	3.7	4.5

85,169	83,156	84,183	77,647	71,618	1.4	1.8
41,306	37,293	37,518	40,870	40,289	-6.3	-3.6
12,360	10,757	8,869	11,181	12,998	-27.4	-16.2
20,494	19,602	20,015	18,522	16,509	1.2	3.1
17,334	18,359	18,514	16,698	15,883	-1.0	-0.2
9,422	10,027	11,066	9,486	8,281	10.4	7.0
22,428	21,304	20,465	16,853	16,772	6.1	5.1
32,954	31,750				-12.1	—

5.05	7.50	6.00	1.60	0.50	75.0	41.1
4.55	7.95	15.45	1.00	0.50	46.6	41.6
61	58	56	46	46	9.2	6.6
2.50	2.50	2.50	1.25	1.25	19.1	17.0
79.20	54.50	75.40	56.80	47.60	14.6	11.2

8.5	13.2	11.7	3.5	1.2
10.9	13.2	12.4	7.1	5.5
36.9	34.2	33.8	39.3	44.5
18.3	18.0	18.0	17.8	18.2
15.5	16.8	16.7	16.1	17.5
0.80	0.80	0.88	1.49	1.49
2.26	2.77	2.38	1.28	1.18
4.1	4.3	4.5	2.7	2.7

112,140	112,300	109,470	114,700	121,200	-5.0	-3.8
20,249	20,788	19,431	18,691	15,902	-0.5	2.0
48,300	54,600	55,400	65,700	68,100	5.4	-1.4

1)	1994: Exclusive of capital gain on Autoliv.

2)	As of 1992, calculated as annual average.

3)	As of 1997, items affecting comparability are excluded.

4)	As of 1993, minority interests are included in adjusted equity.

5)	The figures for 1990-97 have been adjusted for the 5:1 stock split in 1998.

6)	2000: After buy-backs of own shares, the average number of shares amounted to 359,083,955 and at year-end 341,134,580.
2001: After buy-backs of own shares, the average number of shares amounted to 340,064,997 and at year-end 329,564,580.
2002: After buy-backs of own shares, the average number of shares amounted to 327,093,373 and at year-end 318,318,528.

7)	Adjusted in connection with introduction of FAS Nos. 106 and 109 in 1993.

8)	2002: Proposed by the Board.

9)	Net sales are annualized.

10)	Last price paid for B-shares.

61 ELECTROLUX ANNUAL REPORT 2002

Quarterly figures

Amounts in SEKm, unless otherwise stated

Net sales and income		Q1	Q2	Q3	Q4	Full year

Net sales	2002	33,580	37,224	31,760	30,586	133,150
	2001	33,670	37,459	32,793	31,881	135,803
	2000	31,229	34,199	29,644	29,421	124,493

Operating income	2002	3,791	2,722	1,781	-563	7,731
	Margin,%	11.3	7.3	5.6	-1.8	5.8
	20021)	1,906	2,722	1,756	1,781	8,165
	Margin,%	5.7	7.3	5.5	5.8	6.1
	2001	1,852	2,036	2,442	-49	6,281
	Margin,%	5.5	5.4	7.4	-0.2	4.6
	20011)	1,852	2,036	1,085	1,449	6,422
	Margin,%	5.5	5.4	3.3	4.5	4.7
	2000	2,050	2,453	1,830	1,269	7,602
	Margin,%	6.6	7.2	6.2	4.3	6.1
	20001)	2,050	2,453	1,830	1,717	8,050
	Margin,%	6.6	7.2	6.2	5.8	6.5

Income after financial items	2002	3,682	2,694	1,728	-559	7,545
	Margin,%	11.0	7.2	5.4	-1.8	5.7
	20021)	1,797	2,694	1,703	1,785	7,979
	Margin,%	5.4	7.2	5.4	5.8	6.0
	2001	1,499	1,752	2,202	-238	5,215
	Margin,%	4.5	4.7	6.7	-0.7	3.8
	20011)	1,499	1,752	845	1,260	5,356
	Margin,%	4.5	4.7	2.6	4.0	3.9
	2000	1,786	2,285	1,504	955	6,530
	Margin,%	5.7	6.7	5.1	3.2	5.2
	20001)	1,786	2,285	1,504	1,403	6,978
	Margin,%	5.7	6.7	5.1	4.8	5.6

Net income per share, SEK	2002	9.00	5.60	3.80	-2.80	15.60
	20021)	3.75	5.60	3.75	3.80	16.90
	2001	3.10	3.45	5.65	-0.85	11.35
	20011)	3.10	3.45	1.75	2.80	11.10
	2000	3.25	4.10	2.85	2.20	12.40
	20001)	3.25	4.10	2.85	3.05	13.25

Average number of shares, million	2002	329.6	329.6	327.2	322.0	327.1
	2001	341.1	341.1	341.1	336.9	340.1
	2000	366.2	365.5	358.4	346.0	359.1

Value creation	2002	609	1,475	636	741	3,461
	2001	290	392	-453	33	262
	2000	691	1,040	406	286	2,423

1)	Exclusive of items affecting comparability 2002: SEK -434m, 2001: SEK -141m, 2000: SEK -448m.

62 ELECTROLUX ANNUAL REPORT 2002

QUARTERLY FIGURES

Net sales by business area		Q1	Q2	Q3	Q4	Full year

Consumer Durables

Europe	2002	11,241	11,896	12,605	12,508	48,250
	2001	10,901	11,246	12,237	12,816	47,200
	2000	10,308	10,126	10,832	11,438	42,704

North America	2002	13,284	15,090	10,876	9,200	48,450
	2001	12,308	14,104	11,154	9,248	46,814
	2000	12,351	14,640	10,484	9,106	46,581

Rest of the world	2002	3,437	4,257	3,332	3,794	14,820
	2001	3,233	4,229	3,509	4,005	14,976
	2000	1,951	2,259	2,276	2,717	9,203

Total Consumer Durables	2002	27,962	31,243	26,813	25,502	111,520
	2001	26,442	29,579	26,900	26,069	108,990
	2000	24,610	27,025	23,592	23,261	98,488
Professional Products

Indoor	2002	3,029	3,032	2,192	2,634	10,887
	2001	4,584	5,037	3,829	3,623	17,073
	2000	4,398	4,890	4,092	4,181	17,561

Outdoor	2002	2,547	2,907	2,720	2,423	10,597
	2001	2,525	2,692	2,108	2,127	9,452
	2000	2,140	2,191	1,846	1,862	8,039

Total Professional Products	2002	5,576	5,939	4,912	5,057	21,484
	2001	7,109	7,729	5,937	5,750	26,525
	2000	6,538	7,081	5,938	6,043	25,600

Other	2002	42	42	35	27	146
	2001	119	151	-44	62	288
	2000	81	93	114	117	405

Total Group	2002	33,580	37,224	31,760	30,586	133,150
	2001	33,670	37,459	32,793	31,881	135,803
	2000	31,229	34,199	29,644	29,421	124,493

63 ELECTROLUX ANNUAL REPORT 2002

QUARTERLY FIGURES

Operating income by business area		Q1	Q2	Q3	Q4	Full year

Consumer Durables

Europe	2002	676	819	828	942	3,265
	Margin, %	6.0	6.9	6.6	7.5	6.8
	2001	447	578	585	918	2,528
	Margin, %	4.1	5.1	4.8	7.2	5.4
	2000	566	418	504	691	2,179
	Margin, %	5.5	4.1	4.7	6.0	5.1

North America	2002	876	1,338	577	480	3,271
	Margin, %	6.6	8.9	5.3	5.2	6.8
	2001	807	685	188	134	1,814
	Margin, %	6.6	4.9	1.7	1.4	3.9
	2000	928	1,197	812	640	3,577
	Margin, %	7.5	8.2	7.7	7.0	7.7

Rest of the world	2002	-22	98	-41	16	51
	Margin, %	-0.6	2.3	-1.2	0.4	0.3
	2001	45	130	21	91	287
	Margin, %	1.4	3.1	0.6	2.3	1.9
	2000	-71	-11	-31	136	23
	Margin, %	-3.6	-0.5	-1.4	5.0	0.2

Total Consumer Durables	2002	1,530	2,255	1,364	1,438	6,587
	Margin, %	5.5	7.2	5.1	5.6	5.9
	2001	1,299	1,393	794	1,143	4,629
	Margin, %	4.9	4.7	3.0	4.4	4.2
	2000	1,423	1,604	1,285	1,467	5,779
	Margin, %	5.8	5.9	5.4	6.3	5.9
Professional Products

Indoor	2002	183	214	197	159	753
	Margin, %	6.0	7.1	9.0	6.0	6.9
	2001	328	459	176	107	1,070
	Margin, %	7.2	9.1	4.6	3.0	6.3
	2000	423	673	313	168	1,577
	Margin, %	9.6	13.8	7.6	4.0	9.0

Outdoor	2002	386	435	356	331	1,508
	Margin, %	15.2	15.0	13.1	13.7	14.2
	2001	331	371	280	331	1,313
	Margin, %	13.1	13.8	13.3	15.6	13.9
	2000	309	295	289	260	1,153
	Margin, %	14.4	13.5	15.7	14.0	14.3

Total Professional Products	2002	569	649	553	490	2,261
	Margin, %	10.2	10.9	11.3	9.7	10.5
	2001	659	830	456	438	2,383
	Margin, %	9.3	10.7	7.7	7.6	9.0
	2000	732	968	602	428	2,730
	Margin, %	11.2	13.6	10.1	7.1	10.7

Common Group costs, etc.	2002	-193	-182	-161	-147	-683
	2001	-106	-187	-165	-132	-590
	2000	-105	-119	-57	-178	-459

Items affecting comparability	2002	1,885	—	25	-2,344	-434
	2001	—	—	1,357	-1,498	-141
	2000	—	—	—	-448	-448

Total Group (including items	2002	3,791	2,722	1,781	-563	7,731
affecting comparability)	Margin, %	11.3	7.3	5.6	-1.8	5.8
	2001	1,852	2,036	2,442	-49	6,281
	Margin, %	5.5	5.4	7.4	-0.2	4.6
	2000	2,050	2,453	1,830	1,269	7,602
	Margin, %	6.6	7.2	6.2	4.3	6.1

64 ELECTROLUX ANNUAL REPORT 2002

DEFINITIONS

Definitions

Capital indicators

Annualized sales

In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations.

Net assets

Total assets exclusive of liquid funds, interest-bearing financial receivables, as well as non-interest-bearing liabilities and provisions.

Adjusted equity

Equity, including minority interests.

Working capital

Net assets less fixed assets and deferred tax assets/liabilities.

Net borrowings

Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio

Net borrowings in relation to adjusted equity.

Equity/assets ratio

Adjusted equity as a percentage of total assets less liquid funds.

Net income per share

Net income per share

Net income divided by the average number of shares after buy-backs.

Net income per share according to
US GAAP

See information on US GAAP in Note 27, on page 56.

Other key ratios

Organic growth

Sales growth, adjusted for acquisitions, divestments and changes in exchange rates.

EBITDA margin

Earnings before interest, tax, depreciation and amortization expressed as a percentage of net sales.

Operating cash flow

Total cash flow from operations and investments, excluding investments and divestments of operations.

Operating margin

Operating income expressed as a percentage of net sales.

Value creation

Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales – operating costs = operating income) – (WACC x
Average net assets)]. The WACC for 2002 was 13% before tax. The WACC for previous periods has been 14% before tax.

Return on equity

Net income expressed as a percentage of average equity.

Return on net assets

Operating income expressed as a percentage of average net assets.

Interest coverage ratio

Operating income plus interest income in relation to total interest expense.

Capital turnover rate

Net sales divided by average net assets.electrolux annual report 2002

65 ELECTROLUX ANNUAL REPORT 2002

Corporate governance

Electrolux is committed to implementing the highest standards and most effective processes to ensure that its operations create long-term value for shareholders and other stakeholders.

     This includes, among other things, maintaining an efficient organizational structure, operating systems for internal control and risk management, and ensuring transparency in internal and external financial reporting.

     The Group is committed to continuously reducing resource consumption in manufacturing and related processes, and to designing and marketing products with a high level of environmental performance.

Management and Company structure

Electrolux operations are organized into seven business sectors, including a total of 28 product lines. There are five supporting Group staff units.

Group Management

In addition to the President and CEO, Group Management includes the six sector heads and the five Group staff heads.

     Group Management meets each month to review the previous month’s results, update forecasts and plans, and discuss strategic issues.

Business sectors

The sector heads have complete responsibility for the results and balance sheets of their respective sectors. Overall management of the sectors is the responsibility of sector boards, which meet every quarter. The President and CEO is the chairman of all sector boards. Apart from the President and CEO, the sector board meetings are attended by the management of the respective sectors, as well as the Head of Group staff Controlling, Accounting, Taxes, Auditing and IT. The sector boards are responsible for monitoring on-going operations, establishing strategies, determining sector budgets, and making decisions on major investments.

     The product line managers are responsible for the profitability and long-term development of their product lines.

Six Group processes

In order to ensure a systematic approach to improving operational efficiency and secure the way business is performed, the Group has defined six core processes within strategically important areas. These processes are common for the entire Group and comprise purchasing, people, branding, product development, demand flow, and business support.

     During 2002, the President and CEO and two members of Group Management established a special working group with the task of addressing strategic issues and increasing cooperation between the sectors within the framework of the above-mentioned processes.

     During the year it was also decided that global product councils would be established to further improve the coordination of product development activities, and to facilitate work on standardization of designs and components.

     A global purchasing council was established several years ago to coordinate purchasing activities.

1)	Keith McLoughlin succeeded Robert E. Cook as head of White Goods North America as of March 17, 2003.

2)	Consumer Outdoor Products consists of North American operations headed by Robert E. Cook, and operations outside North America headed by Johan Bygge. Bengt Andersson was appointed head of this sector as of September 12, 2002.

66 ELECTROLUX ANNUAL REPORT 2002

CORPORATE GOVERNANCE

The Board of Directors

The Board of Directors of Electrolux consists of eight members, without deputies, who are elected by the Annual General Meeting, and three members with deputies, who in accordance with Swedish labor laws are appointed by the Swedish employee organizations.

     Apart from the President and CEO, the members of the Board are non-executives and two are non-Swedish citizens. The average age of the Board is 54. Six Board members are shareholders in Electrolux with a total shareholding of 500,000 A-shares and 40,820 B-shares, representing 1.2% of the total voting rights.

Working procedures

The Board of Directors meets 4-6 times per year. One of these meetings is normally held in conjunction with a visit to an operating entity.

     Working procedures also include a detailed instruction to the President and CEO regarding issues requiring the Board of Directors’ approval, and the type of financial and other reports that shall be submitted to the Board. These instructions specify, among other things, the maximum amounts which various decision-making functions within the Group are authorized to approve for capital expenditure and other outlays.

     The Group’s external auditor reports to the Board at least once a year.

Remuneration Committee

The Board’s working procedures also stipulate that remuneration to Group Management should be proposed by a Remuneration Committee. This committee comprises the Chairman of the Board, the Deputy Chairman and the President and CEO of Electrolux. A minimum of two meetings are convened each year, and additional meetings are scheduled as needed. The President and CEO is excluded from participation in the meetings and decision-making regarding his compensation and benefits.

     The Remuneration Committee makes proposals to the Board of Directors regarding targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, the criteria to be applied in the assessment of variable salary, the allotment of stock options, and pension terms.

Audit Committee and ad hoc committees

During 2002, the Board established an Audit Committee comprising three independent non-executive Board members. The primary purpose of this committee is to assist the Board of Directors in monitoring the accounting and financial reporting processes, as well as the audits of the financial statements, including related disclosures. Working procedures for the Audit Committee were established early in 2003.

     The Board of Directors has also established the practice of referring specific issues to ad hoc committees formed for the sole purpose of addressing those issues. Such a committee was established in 2002 for reviewing the Group’s financial policy including the pension policy.

Preparatory discussions on election of Directors

The following applies to the nominating process regarding the Board members who will be proposed for election by a group of major shareholders at the 2003 Annual General Meeting.

     During the late autumn of 2002 and winter of 2002/2003, representatives of three major shareholders met with the Chairman on three occasions to evaluate the Board’s activities, the manner in which the Board has been composed during the year, the directors’ fees and the need for special expertise within the Board. The results of this preparatory work are given in the written notice of the Annual General Meeting.

See also Report by the Board of Directors, page 38.

Shareholder structure and voting rights

According to the share register held by VPC, the Swedish Central Securities Depository & Clearing Organization, at year-end 2002, the Group had a total of approximately 59,300 shareholders. The ten largest of these held shares corresponding to approximately 25% of the share capital and approximately 45% of the voting rights.

     Approximately 50% of the share capital was owned by Swedish institutions and mutual funds, approximately 40% by foreign investors, and 10% by private Swedish investors.

For more information concerning shareholders and the distribution of shareholdings, see page 75.

A- and B-shares

As of December 31, 2002, the share capital of AB Electrolux consisted of 10,000,000 A-shares and 328,712,580 B-shares. An A-share entitles one vote and a B-share one-tenth of a vote. All shares entitle the holder to the same proportion of assets and earnings.

     The Group’s dividend policy states that the dividend should normally correspond to 30-50% of net income.

67 ELECTROLUX ANNUAL REPORT 2002

CORPORATE GOVERNANCE

Annual General Meeting

The Annual General Meeting of shareholders should be held within six months after the end of the financial year. All shareholders listed in the share register who have given notification of attendance are entitled to participate. Shareholders who are unable to attend may vote by proxy.

     The Annual General Meeting in April 2002 was attended by shareholders representing 33.4% of the capital and 47.3% of the votes.

External auditors

At the Annual General Meeting in April, 2002, PricewaterhouseCoopers was appointed auditor for the period until the Annual General Meeting in 2006. The proposal to the Annual General Meeting was prepared by two major shareholders.

     PricewaterhouseCoopers provides an audit opinion on AB Electrolux and its subsidiaries’ financial statements, the Consolidated financial statements for the Electrolux Group, and the administration of AB Electrolux and the Group.

     The audit is conducted in accordance with the Swedish Companies Act and the generally accepted Swedish auditing standards issued by FAR, the institute for the accountancy profession in Sweden (Swedish GAAS). The audit of local statutory financial statements for legal entities in different countries is performed as required by law or applicable regulation, in accordance with the generally accepted auditing standards issued by the International Federation of Accountants (IFAC GAAS), with an audit opinion for the various legal entities. Additionally, PricewaterhouseCoopers audits in accordance with US generally accepted auditing standards (US GAAS) with an audit report to be filed with the Form 20-F to the US Securities and Exchange Commission.

For fees paid to the auditors, see Note 25 on page 51.

Remuneration to the Board and

Group Management

Compensation for the Chairman and Board members is paid in accordance with the resolution adopted by the Annual General Meeting.

     Compensation to the President and CEO and Group Management is proposed by the Remuneration Committee and comprises fixed salary, variable salary, benefits and long-term incentives. The general principles of compensation at Electrolux are closely observed with strong regard for the position held, competitive compensation in the country of location, and individual performance.

     Variable salary is paid depending on performance. Variable salary for the President and CEO and sector heads is determined by value created during the year, the primary financial performance indicator for the Group. Group staff heads receive variable salary based on value created for the Group and performance objectives within their respective functions.

     The long-term incentive program is a stock option program which is designed to align management incentives with shareholder interests.

For information on compensation to the Board, the principles for compensation to Group Management, the amount of compensation paid during 2002, and details of the Group’s option programs, see Note 25 on page 51.

Internal control and risk management

The Board of Directors has the overall responsibility for establishing an effective system of internal control and risk management. The responsibility for maintaining an effective control environment and operating the system for internal control and risk management is delegated to the President and CEO.

     Management at different levels is responsible for managing the process within their respective areas of responsibility. The limits of this responsibility are set out in Delegation of Authority documents and in other Group requirements, such as policies and procedures, including the Electrolux Workplace Code of Conduct, and manuals, including minimum internal control requirements derived from Group process-descriptions, e.g., the six core processes. These internal requirements in combination with laws and external regulations form the control environment and create the basis for the internal control and risk management process. All employees, including process/risk/control owners, are accountable for compliance with these requirements set by the Group.

     The Internal Audit function, Management Assurance & Special Assignments, performs independent objective assurance and consulting activities, and has the task to bring a systematic approach to evaluating and improving the effectiveness of risk management, control and governance processes. The head of this function has dual reporting lines to the Head of Group staff Controlling, Accounting, Taxes, Auditing and IT, and to the Audit Committee.

     The internal control and risk management process includes five key activities — assess risk, develop control strategy, monitor, improve, and inform and communicate.

Assessing risks

Assessing risks includes identifying, sourcing and measuring business risks, i.e., strategic, operational, commercial, financial, and compliance risks, as well as identifying opportunities that ensure long-term creation of value.

Developing control strategies

The decision on which control strategy to use depends on the nature of the risk and the result from a cost-benefit analysis within the requirements set by the Group. Control strategies for managing risks may include insuring, outsourcing, hedging, prohibiting, divesting, reducing risk through detective and preventative internal control procedures, acceptance, exploitation, reorganization and redesign.

Monitoring procedures

The effectiveness of the infrastructure for assessing risks and executing control strategies is monitored continuously. Monitoring involves both formal and informal procedures applied by management and process/risk/control owners, including reviews of results in comparison with budgets and plans, analytical procedures, and key performance indicators.

     In addition, various tools including self-assessments and risk surveys have been developed within the Group. In order to identify and evaluate controls, within the information security area and the transactional and reporting processes, all reporting units within the Group applied control self-assessment during 2002. Risks are graded by a simple color system to ensure easy internal benchmarking and tracking of improvements.

68 ELECTROLUX ANNUAL REPORT 2002

CORPORATE GOVERNANCE

Management and process/risk/control owners are assisted by the internal and external assurance providers in the evaluation of the effectiveness of the process.

Continuous improvement

Activities within the internal control and risk management process are continuously evaluated to provide a basis for improvements. Evaluation involves internal and external benchmarking.

Inform and communicate

     The process generates valuable information regarding business objectives, risks and control strategies. Communicating on a timely basis throughout the Group contributes to ensuring that the right business decisions are made. The Board of Directors and management have established the following committee and Board to support the process.

     The Audit Committee reviews the adequacy and effectiveness of internal controls regarding financial reporting and disclosure controls and procedures. The Audit Committee reviews internal audit reports prepared by the Internal Audit function, Management Assurance & Special Assignments.

     The Risk Management Board supports risk-management decisions at Group level. The Board consists of the President and CEO, the Head of Group staff Legal Affairs and the Head of Group staff Controlling, Accounting, Taxes, Auditing and IT.

Workplace code of conduct

Electrolux has a long tradition of providing safe and healthy working conditions, opportunities for education and health care, and careful accounting of environmental impacts.

     An important component in these efforts is the Electrolux Workplace Code of Conduct, which was adopted by Group Management in early 2002. The Code defines minimum acceptable work standards for all people involved in the manufacture and sale of Group products — in all countries, business sectors and occupations. It is based on internationally recognized treaties and agreements, such as the core conventions of the International Labor Organization and the OECD Guidelines for Multinational Enterprises. The Code covers:

•	child labor

•	forced labor

•	health and safety

•	non-discrimination

•	harassment and abuse

•	working hours

•	compensation

•	freedom of association

•	environmental compliance

The Code of Conduct is applicable at all Electrolux locations and compliance is required of suppliers.

     To facilitate and support the introduction and monitoring of the Code of Conduct, the Group has developed an electronic communication tool designed to support learning on the Code requirements, collecting exemplary and best practices and assessing the performance of operating units with regard to the Code.

United Nations Global Compact

Electrolux participates in external corporate social responsibility initiatives and has formally endorsed the United Nations Global Compact Initiative (www.unglobalcompact.com). The Group is also actively engaged in a network of Nordic Global Compact member companies which meet regularly to share experiences and discuss issues of mutual interest related to corporate social responsibility.

Financial reporting and disclosure

The Group has a policy of full and fair disclosure to ensure that the market receives timely and comprehensive information on an equal basis.

Financial information is issued regularly in the form of:

•	quarterly reports, published as press releases

•	the Electrolux Annual Report

•	an annual report on Form 20-F, and quarterly reports under Form 6-K, which are filed with the US Securities and Exchange Commission

•	press releases on news and all important matters which could materially affect the share price

•	telephone conferences with analysts and investors on the day of publication of the quarterly and full-year results, as well as in connection with release of important news

•	meetings with financial analysts and investors worldwide

All reports and press releases are published simultaneously on the Group’s website, www.electrolux.com/ir

69 ELECTROLUX ANNUAL REPORT 2002

Board of Directors

Rune Andersson

CHAIRMAN

Born 1944, M. Eng., Hon. Tech. D. Board Chairman:note Älvsbyhus AB. Board Member: Doro AB. Various positions at Electrolux 1977-1982, including Head of operation in food-service equipment. Elected 1998.

Holding in AB Electrolux: 500,000 A-shares, through a company.

Peggy Bruzelius

Born 1949, M. Econ. Board Chairman: Grand Hotel Holding AB, Lancelot Asset Management AB. Board Member: Axfood AB, AB Drott, Industry and Commerce Stock Exchange Committee, Axel Johnson AB, AB Ratos, Scania AB, Syngenta AG, The Association of the Stockholm School of Economics. Elected 1996.

Holding in AB Electrolux: 2,500 B-shares.

Thomas Halvorsen

Born 1949, B.A. President, Fourth Swedish National Pension Fund. Board Member: AP Fastigheter AB, Beijer Alma AB. Elected 1996.

Holding in AB Electrolux: 0 shares.

Louis R. Hughes

Born 1949, B.S., Mech. Eng., MBA. Chief Executive Officer, Wavecrest Laboratories LLC. Executive Vice-President, General Motors Corporation, Detroit, USA, (retired in March 2000). Non-executive Chairman, Maxager Technology, California, USA. Board Member: British Telecom plc, Sulzer AG. Elected 1996.

Holding in AB Electrolux: 0 shares.

Hans Stråberg

PRESIDENT AND CEO

Born 1957, M. Eng. President and CEO of Electrolux as of April 2002. Board Member: The Association of Swedish Engineering Industries Board, AB Ph. Nederman & Co. Elected 2002.

Holding in AB Electrolux: 2,870 B-shares, 152,300 options.

Michael Treschow

Born 1943, M. Eng. Board Chairman: Telefonaktiebolaget LM Ericsson. Deputy Chairman: Confederation of Swedish Enterprise. Board Member: Atlas Copco AB. President and CEO of AB Electrolux, 1997-April 2002. Elected 1997.

Holding in AB Electrolux: 33,250 B-shares, 60,000 options.

Karel Vuursteen

Born 1941, Agr. Eng. President and CEO, Heineken N.V., Amsterdam, The Netherlands (retired in April 2002). Board Member: Akzo Nobel N.V., Gucci Group N.V., Heineken Holding N.V., Henkel KGaA, Nyenrode University, Royal Ahold N.V. Elected 1998.

Holding in AB Electrolux: 0 shares.

Jacob Wallenberg

DEPUTY CHAIRMAN

Born 1956, B.S. in Econ., MBA. Board Chairman: SEB, Skandinaviska Enskilda Banken. Deputy Chairman: Investor AB, Atlas Copco AB, Knut and Alice Wallenberg’s Foundation, SAS AB. Board Member: ABB Ltd, The Nobel Foundation, Confederation of Swedish Enterprise. Elected 1998.

Holding in AB Electrolux: 2,000 B-shares.

Employee representative members

Ulf Carlsson

Born 1958. Representative of the Swedish Confederation of Trade Unions. Ordinary Member, 2001.

Holding in AB Electrolux: 0 shares.

Bert Gustafsson

Born 1951. Representative of the Federation of Salaried Employees in Industry and Services. Deputy Member, 1997-1998. Ordinary Member, 1999.

Holding in AB Electrolux: 0 shares.

Ingemar Larsson

Born 1939. Representative of the Swedish Confederation of Trade Unions. Deputy Member, 1990-1995. Ordinary Member, 1996.

Holding in AB Electrolux: 200 B-shares.

Employee representative deputy members

Malin Björnberg

Born 1959. Representative of the Federation of Salaried Employees in Industry and Services. Elected 1999.

Holding in AB Electrolux: 0 shares.

Mats Ekblad

Born 1967. Representative of the Federation of Salaried Employees in Industry and Services. Elected 2000.

Holding in AB Electrolux: 0 shares.

Ola Bertilsson

Born 1955. Representative of the Swedish Confederation of Trade Unions. Elected 2002.

Holding in AB Electrolux: 0 shares.

70 ELECTROLUX ANNUAL REPORT 2002

BOARD OF DIRECTORS

[PHOTOS OMITTED]

Rune Andersson

Ingemar Larsson

Malin Björnberg

Thomas Halvorsen

Karel Vuursteen

Michael Treschow

Ulf Carlsson

Peggy Bruzelius

Louis R. Hughes

Bert Gustafsson

Mats Ekblad

Ola Bertilsson

Hans Stråberg

Jacob Wallenberg

71 ELECTROLUX ANNUAL REPORT 2002

Group Management

Hans Stråberg

PRESIDENT AND CEO

Born 1957, M.Eng. Joined Electrolux in 1983. Head of product area, Dishwashers and Washing Machines, 1987. Head of product division, Floor Care Products, Västervik,1992. Executive Vice-President, Frigidaire Home Products, USA, 1995. Head of Floor Care Products and Small Appliances and Executive Vice-President, AB Electrolux, 1998. Chief Operating Officer of Electrolux, October 2001. President and CEO of Electrolux, April 2002. Board Member: The Association of Swedish Engineering Industries Board, AB Ph. Nederman & Co.

Holdings: 2,870 B-shares, 152,300 options.

Bengt Andersson

HEAD OF OUTDOOR PRODUCTS

Born 1944, Mech. Eng. Production Engineer, Facit AB, 1966-1975. Joined Electrolux in 1973. Sector Manager, Facit-Addo, 1976, Technical Director, Electrolux Motor, 1980, Product-line Manager, Outdoor Products North America, 1987, Product-line Manager, Forest and Garden Equipment, 1991 and Flymo, 1996. Head of Professional Outdoor Products, Executive Vice-President, AB Electrolux, 1997. Head of Consumer and Professional Outdoor Products, Senior Executive Vice-President, AB Electrolux, September 2002. Board member: Kabe Husvagnar AB.

Holdings: 5,000 B-shares, 127,600 options.

Johan Bygge

HEAD OF WHITE GOODS OUTSIDE EUROPE AND NORTH AMERICA

Born 1956, M. Econ. Deputy Group Controller, Telefonaktiebolaget LM Ericsson, 1983, Head of Cash Management, 1986. Joined Electrolux in 1987 as Group Controller. Senior Vice-President Group Controlling, Accounting, Taxes, Auditing, Administration and IT, 1996-2000, as well as Acting Treasurer in 2000. Head of Consumer Outdoor Products outside North America, Executive Vice-President, AB Electrolux, 2001. Head of White Goods outside Europe and North America, Senior Executive Vice-President, AB Electrolux, September 2002. Continuing Head of Consumer Outdoor Products outside North America. Board Member: First Swedish National Pension Fund, The Bank of Sweden Tercentenary Foundation.

Holdings: 2,024 B-shares, 127,600 options.

Robert E. Cook

HEAD OF WHITE GOODS NORTH AMERICA AND OUTDOOR PRODUCTS NORTH AMERICA

Born 1943, Graduate of Law. President, Roper Corporation, USA, 1985. Joined Electrolux in 1989 as President, American Yard Products, USA. President, Frigidaire Home Products, 1997. Head of White Goods and Outdoor Products, North America, and Executive Vice-President, AB Electrolux, 1997. Left the position as Head of White Goods, North America, during March 2003. Continuing Head of Outdoor Products, North America.

Holdings: 0 shares, 127,600 options.

Wolfgang König

HEAD OF WHITE GOODS EUROPE

Born 1950, Graduate of Law, MBA. Management consultant with McKinsey & Co. Inc., Germany, 1979-1987. Member of Management Board, Quelle AG, Austria, 1987-1989 and Kaufhof Warenhaus AG, Germany, 1989-1993. CEO, Kodak AG, Germany, 1993-1997. General Manager, Consumer Imaging, Europe, Africa, Middle East and Corporate Vice-President, Eastman Kodak Company, 1997. Executive Vice-President, AB Electrolux, 2000.

Holdings: 1,500 B-shares, 191,400 options.

Detlef Münchow

HEAD OF PROFESSIONAL INDOOR PRODUCTS

Born 1952, MBA and PhD Econ. Member of senior management in consulting firms Knight Wendling/Wegenstein AG, 1980-1989 and GMO AG, 1989-1992. FAG Bearings AG, 1993-1998, as Chief Operating Officer in FAG Bearings Corporation, USA. Joined Electrolux in 1999 as Executive Vice-President, AB Electrolux.

Holdings: 0 shares, 106,400 options.

Magnus Yngen

     HEAD OF FLOOR CARE PRODUCTS AND SMALL APPLIANCES

Born 1958, M.Eng. Lic.Tech. Held several international sales and marketing positions, 1988-1995. Joined Electrolux in 1995 as Technical Director within the direct sales operation LUX. Head of Floor Care International operations, 1999. Head of Floor Care Europe operations, 2001. Head of Floor Care Products and Small Appliances, Executive Vice-President, AB Electrolux as of March 2002.

Holdings: 0 shares, 51,500 options.

Lilian Fossum

     HEAD OF GROUP STAFF ORGANIZATIONAL DEVELOPMENT AND MANAGEMENT RESOURCES

Born 1962, M. Econ. Management consultant, McKinsey, 1985-1988. Group Controller and other executive positions, Axel Johnson Group, 1988-1992. Manager Business Development, Vattenfall, 1994-1996. CFO, Spendrups Bryggeri AB, 1996, Deputy CEO and Manager Business Development, 1999. Joined Electrolux in 2000.

Holdings: 7,600 B-shares, 64,300 options.

Lars Göran Johansson

HEAD OF GROUP STAFF COMMUNICATION AND PUBLIC AFFAIRS

Born 1954, M. Econ. Account Executive, KREAB Communications Consultancy 1978-1984, President 1985-1991. Headed the Swedish "Yes to EU Foundation campaign" for the referendum that determined Sweden’s membership in the EU in 1994. Joined Electrolux as Senior Vice-President, Communication and Public Affairs, 1995.

Holdings: 500 B-shares, 127,600 options.

Nina Linander

HEAD OF GROUP STAFF TREASURY

Born 1959, M. Econ, MBA. Held several Corporate Finance positions at investment banks in London, UK, 1988-1993. Director of Product Area Electricity and other executive positions, Vattenfall, 1994-2001. Joined Electrolux in 2001.

Holdings: 500 B-shares, 30,000 options.

Fredrik Rystedt

HEAD OF GROUP STAFF CONTROLLING, ACCOUNTING, TAXES, AUDITING, IT

Born 1963, M. Econ. Joined Electrolux Treasury Department, 1989. Subsequently held several positions within the Group’s financial operations. Head of Mergers and Acquisitions, 1996. Joined Sapa AB in 1998, as Head of Business Development, Chief Financial Officer, 2000. Rejoined Electrolux in 2001 as Chief Administrative Officer.

Holdings: 0 shares, 60,000 options.

Cecilia Vieweg

HEAD OF GROUP STAFF LEGAL

Born 1955, B. of Law. Attorney with Berglund & Co. Advokatbyrå, Gothenburg, 1987-1990, Corporate Legal Counsel, AB Volvo 1990-1992. General Counsel, Volvo Car Corporation, 1992-1997. Attorney and partner in Wahlin Advokatbyrå, Gothenburg, 1998. Joined Electrolux in 1999 as General Counsel. Board member: Haldex AB.

Holdings: 0 shares, 106,400 options.

Andrew Bentley, President of Electrolux Home Products International (White Goods outside Europe and North America), was an associate member of Group Management during 2002. He left the Group at the beginning of 2003.

Keith R. McLoughlin, New Head of White Goods in North America and Executive Vice-President of AB Electrolux as of March 17, 2003. Born 1956, B.S.Eng. McLoughlin has held a number of senior management positions with DuPont during 1981-2003, most recently as Vice-President and General Manager of DuPont Nonwovens.

72 ELECTROLUX ANNUAL REPORT 2002

GROUP MANAGEMENT

[PHOTOS OMITTED]

Magnus Yngen

Detlef Münchow

Wolfgang König

Hans Stråberg

Lars Göran Johansson

Cecilia Vieweg

Lilian Fossum

Johan Bygge

Nina Linander

Bengt Andersson

Robert E. Cook

Fredrik Rystedt

For more information about the Group’s organization and structure, see page 66.

73 ELECTROLUX ANNUAL REPORT 2002

Electrolux shares

The market capitalization of Electrolux shares at year-end 2002 was SEK 43.8 (51.6) billion, excluding repurchased shares. The Group’s market capitalization thereby corresponded to 2.5% (1.8) of the total market capitalization of the Stockholm Exchange.

     The highest trading price for Electrolux B-shares was SEK 197 on March 19, and the lowest was SEK 119.5 on October 7. The highest trading price for A-shares was SEK 186 on March 11, and the lowest was SEK 130 on December 17.

Trading volume

In 2002, 504.4 (435.3) million Electrolux shares were traded on the Stockholm Exchange at a value of SEK 81.8 (62.5) billion. Electrolux shares thus accounted for 3.0% (1.6) of the total trading volume of SEK 2,702 (3,994) billion for the year.

     The average value of the A- and B-shares traded daily was SEK 327.4m (250.1).

     A total of 259.2 (398.7) million Electrolux shares were traded on the London Stock Exchange, while 6.9 (8.0) million American Depository Receipts (ADRs) were traded within the NASDAQ system. At year-end, 1,483,288 depository receipts were outstanding. Trading volume on other exchanges was considerably lower.

Effective yield

The effective yield indicates the actual profitability of an investment in shares, and comprises dividends received plus change in trading price.

     The compounded annual effective yield on an investment in Electrolux shares was 14.5% over the past ten years, including the distribution of GrSnges in 1996, and adjusted for the 5:1 stock split in 1998. The corresponding figure for the Stockholm Exchange was 13.1%.

     Quick facts —

     Share listings1): Stockholm, London, NASDAQ2)

     Number of shares: 338,712,580

     Number of shares after repurchase: 318,318,528

     High and low 2002 for B-shares: SEK 197-119.5

     Market capitalization at year-end: SEK 43.8 billion

     Beta value3): 1.0

     GICS code4): 25201040

     Ticker codes: Reuters ELUXb.ST,
                              Bloomberg ELUXB SS

1)	In December 2002, the Board took the decision to de-list the Electrolux shares from the stock exchanges in Paris and Zurich. The de-listings are expected to be implemented during the first half of 2003.

2)	One ADR corresponds to two B-shares.

3)	The beta value indicates the volatility of the trading price of a share relative to the general market trend.

4)	Global Industry Classification Standard (used for securities).

Trading volume of Electrolux shares

Thousands	2002	2001	2000	1999	1998

Stockholm, A- and B-shares (ELUXa and ELUXb)	504,394	435,335	390,573	277,636	268,920
London, B-shares (ELXB)	259,231	398,741	291,006	246,860	452,749
NASDAQ, ADRs (ELUX)	6,890	7,984	6,414	5,711	7,246

JPMorgan, Morgan Guarantee Trust Company, is the depository bank for ADRs.

Average daily trading volume of Electrolux shares on the Stockholm Exchange

SEK thousands	2002	2001	2000	1999	1998

A-shares	72	50	80	77	89
B-shares	327,294	250,020	226,324	180,120	136,353

Total	327,366	250,070	226,404	180,197	136,442

Dividend and dividend policy

The Board has decided to propose a dividend of SEK 6.00 (4.50) per share at the Annual General Meeting, corresponding to 36% (41) of net income per share, excluding items affecting comparability.

     The Group’s goal is that the dividend corresponds to 30-50% of net income for the year.

Cancellation and repurchase of shares

The Annual General Meeting in April 2002 decided on the cancellation of previously repurchased own shares, excluding those shares required to meet the obligations under the employee stock option program. After the cancellation, Electrolux owned 9,148,000 previously repurchased B-shares.

Dividend per share

The Board of Directors proposes an increase of the dividend to SEK 6.00 per share for 2002.

74 ELECTROLUX ANNUAL REPORT 2002

ELECTROLUX SHARES

During 2002, Electrolux repurchased 11,246,052 B-shares. As of December 31, 2002, the company owned a total of 20,394,052 B-shares, equivalent to 6.0% of the total number of outstanding shares. Over the years, between 2000 and 2002, Electrolux repurchased shares for a total of SEK 6,648m, corresponding to an average price of SEK 139.

      In January 2003, Electrolux repurchased a total of 2,302,200 B-shares for a total of SEK 313m, corresponding to an average price of SEK 136.

      As of January 10, 2003, the company owned a total of 22,696,252 B-shares, equivalent to 6.7% of the total number of outstanding shares.

Proposal for new repurchase program and cancellation of shares

In order to allow for further repurchase of shares, the Board has decided to propose to the Annual General Meeting in April 2003 that the number of B-shares not required for hedging of the stock option programs be eliminated through a process of cancellation.

      The Board has also decided to propose that the Annual General Meeting in April 2003 approve a new program for repurchase of a maximum of 10% of the total number of shares.

Share capital and number of shares

Following the reduction in the share capital in May 2002, the share capital of Electrolux as per December 31, 2002, consisted of 10,000,000 A-shares and 328,712,580 B-shares, totaling 338,712,580 shares. A-shares carry one vote and B-shares one-tenth of a vote. Each share has a par value of SEK 5.00. Total share capital at year-end amounted to SEK 1,693.6m.

Option programs

Electrolux has implemented several employee stock option programs for senior managers. The programs entitle an allotment of options, which can be redeemed for shares at a fixed price. The value of the options is linked to the trading price of the Electrolux B-share.

For further information concerning the option programs, see Note 25 on page 52.

Repurchase of shares

	2002		2001	2000

No. of shares as of January 1	366,169,580		366,169,580	366,169,580
Cancellation of shares	-27,457,000		—	—
No. of shares as of December 31	338,712,580		366,169,580	366,169,580

No. of shares bought back	11,246,052		11,570,000	25,035,000
Total amount paid, SEKm	1,703		1,752	3,193
Price per share, SEK	151		151	127
No. of shares held by Electrolux, at year-end	20,394,052	1)	36,605,000	25,035,000
% of outstanding shares	6.0%		10%	6.8%

1) After cancellation of 27,457,000 shares.

Distribution of shareholdings in AB Electrolux

	No. of	As % of
Shareholding	shareholders	shareholders

1-1,000	51,201	86.3
1,001-10,000	7,138	12.0
10,001-100,000	728	1.2
100,001-	269	0.5

Total	59,336	100.0

Source: SIS Ägarservice as of December 31, 2002.

Shareholders by country

Source: SIS Ägarservice.

As of December 31, 2002, about 40% of the total share capital was owned by foreign investors.

Major shareholders in AB Electrolux

	Number	Number	Total number	Share	Voting
	of A-shares	of B-shares	of shares	capital,%	rights, %1)

Investor AB	9,232,390	10,521,000	19,753,390	5.8	25.1
Alecta Mutual Pension Insurance	—	14,926,998	14,926,998	4.4	3.6
AMF Pension Funds	—	10,820,000	10,820,000	3.2	2.6
Robur Investment Funds	—	9,926,580	9,926,580	2.9	2.4
AFA Insurance	—	8,554,420	8,554,420	2.5	2.1
Fourth Swedish National Pension Fund	—	7,388,400	7,388,400	2.2	1.8
SHB Investment Funds	—	7,110,379	7,110,379	2.1	1.7
Skandia	117,837	5,278,011	5,395,848	1.6	1.6
Nordea Investment Funds	—	5,467,992	5,467,992	1.6	1.3
Other shareholders	649,773	228,324,748	228,974,521	67.7	57.8

External shareholders	10,000,000	308,318,528	318,318,528	94.0	100.0

AB Electrolux	—	20,394,052	20,394,052	6.0	—

Total	10,000,000	328,712,580	338,712,580	100.0	100.0

1) Adjusted for repurchase of shares as of December 31, 2002.

As of December 31, 2002, about 40% of the total share capital was owned by foreign investors, about 51% by Swedish institutions and mutual funds, and about 9% by private Swedish investors. Most of the shares owned by foreign investors are registered through trustees, so that the actual shareholders are not officially registered.

75 ELECTROLUX ANNUAL REPORT 2002

ELECTROLUX SHARES

Per-share data1)

	2002		2001		2000		1999		1998

Year-end trading price, SEK2)	137.50		156.50		122.50		214.00		139.50
Highest trading price, B-shares, SEK	197.00		171.00		230.00		222.00		161.00
Lowest trading price, B-shares, SEK	119.50		92.00		110.00		118.00		87.50
Change in price during the year, %	-12		28		-43		53		27
Equity, SEK	87		88		77		70		67
Trading price/equity, %	158		178		159		304		209
Dividend, SEK	6.00	3)	4.50		4.00		3.50		3.00
Dividend, %5)	35.5	6)	40.5	6)	30.2	6)	30.5	6)	34.0	6)
Dividend yield, %7)	4.4		2.9		3.3		1.6		2.2
Net income, SEK	16.90	6)	11.10	6)	13.25	6)	11.45	6)	8.85	6)
Cash flow, SEK8)	23.14		15.55		4.67		1.53		2.57
EBIT multiple9)	5.9		10		8.1		12.9		10.0
EBIT multiple6) 9)	5.6		9.8		7.7		12.5		11.
P/E ratio10)	8.8		13.8		9.2		18.7		15.8
Number of shareholders	59,300		58,600		61,400		52,600		50,500

	1997		1996		1995	1994		1993

Year-end trading price, SEK2)	110.20		79.20		54.50	75.40		56.80
Highest trading price, B-shares, SEK	139.80		85.40		77.40	87.80		62.60
Lowest trading price, B-shares, SEK	77.70		54.30		50.80	56.40		38.60
Change in price during the year, %	39		45		-28	33		19
Equity, SEK	56		61		58	56		46
Trading price/equity, %	196		129		94	135		123
Dividend, SEK	2.50		2.50	4)	2.50	2.50		1.25
Dividend, %5)	51.4	6)	49.4		33.3	41.7		78.1
Dividend yield, %7)	2.3		3.2		4.6	3.3		2.2
Net income, SEK	4.85	6)	5.05		7.50	6.00	6)	1.60
Cash flow, SEK8)	2.66		-2.27		-3.53	4.1		7.8
EBIT multiple9)	4.6		2.2		1.4	1.8		3.2
EBIT multiple6) 9)	2.6
P/E ratio10)	22.7		15.7		7.3	12.6		35.5
Number of shareholders	45,660		48,300		54,600	55,400		65,700

1) The figures for 1993-1997 have been adjusted for the 5:1 stock split in 1998.

2) Last price paid for B-shares.

3) Proposed by the Board.

4) Plus 1/2 share in Granges for every Electrolux share.

5) As % of net income.

6) Excluding items affecting comparability.

7) Dividend per share divided by trading price at year-end.

8) Cash flow from operations less capital expenditures divided by average number of shares after buy-backs.

9) Market capitalization plus net borrowings and minority interests, divided by operating income.

10) Trading price in relation to net income per share after full dilution.

Price and trading volume of Electrolux B-shares on the Stockholm Exchange,
1998-January 2003

Trading price and equity per share

At year-end 2002, the price/equity ratio for Electrolux B-shares was 1.58 (1.78).

76 ELECTROLUX ANNUAL REPORT 2002

Environmental activities

Strategy and policy

The Electrolux environmental strategy is based on a holistic approach. The Group recognizes three basic drivers for its strategy of developing and marketing products with outstanding environmental performance: regulations, consumer demand and resource efficiency. In this context, resource efficiency refers to cost pressure to limit resource consumption in manufacturing as well as during product use.

      Environmental work is an essential part of Electrolux operations and a business opportunity, as well as a central component of the Group’s brand strategy.

Environmental impact and risk during manufacturing

Electrolux manufacturing processes involve relatively low environmental impact and risk in comparison with the durable goods manufacturing industry as a whole. This has been confirmed in studies performed by the Munich-based business analysis firm Oekom. The Group works continuously to reduce consumption of energy and water at production sites, and to achieve high use rates for purchased material and components. Results have been measured since 1988 and are reported in the graphs on this page.

      Environmental regulations regarding both manufacturing and acquisition of plants vary between countries and regions, as does their application by authorities. Group units comply with local regulations, and also act cautiously in light of the long-term nature of operations.

Energy labeling and energy directives

Limits on energy consumption and energy labeling of products are core issues for the Group, as they are for the appliance industry as a whole. On the Group’s major markets in Europe and North America, energy labels are mandatory for many products.

The Electrolux environmental policy

We want our products, services and production to be part of a sustainable society.

We are committed to:

•	Designing products to reduce their adverse environmental impact in production, use and disposal.

•	Reducing resource consumption, waste and pollution in our operations.

•	Taking a proactive approach regarding environmental legislation that affects our business.

•	Encouraging suppliers, subcontractors, retailers and recyclers of our products to adopt the same environmental principles as Electrolux.

•	Giving appropriate weight to this environmental policy when making future planning and investment decisions.

•	Setting targets and objectives, within the scope of the environmental management system, to achieve continual improvement and a sustainable development.

This environmental policy has been formally adopted by Electrolux Group Management. Each business sector manager is responsible for its implementation.

For more information, see www.electrolux.com/environment

      These regulations require that every product bears an easily comprehensible label indicating the product’s energy consumption. Environmental impact and electricity costs are thus displayed to the consumer and become factors in purchasing decisions. Energy labeling of products has contributed greatly to increased demand for energy efficient products. Similar labeling regulations are also applied in Hong Kong, Japan and Australia. Voluntary labeling in China and Brazil may become mandatory in the future.

      The Group’s products are well within all regulatory limits and are well represented in the highest energy efficiency classes.

      In addition, Electrolux and the other major manufacturers in Europe have committed to voluntary agreements on energy efficiency improvements for washing machines and dishwashers. The European Commission has endorsed these voluntary agreements.

Energy consumption per added value

77 ELECTROLUX ANNUAL REPORT 2002

ENVIRONMENTAL ACTIVITIES

[Picture Omitted]

Electrolux products

In general, the greatest environmental impact of Group products occurs during use, through consumption of energy, fuel and water. Efficient appliances reduce consumer operating costs. Offering products with superior environmental performance provides competitive benefits.

Restricted materials in products

In 1986, the United Nations adopted the Montreal Protocol, calling for the phase-out of ozone-depleting substances. The use of CFCs as refrigerant and insulation material is prohibited in Europe and the US, and the Group’s product ranges in these markets have been free of CFCs for many years. The Group has been a leader in the phase-out of both CFC and HCFC

78 ELECTROLUX ANNUAL REPORT 2002

ENVIRONMENTAL ACTIVITIES

in new markets, such as China and Brazil. The phase-out of substances with ozone-depleting potential (ODP) and global-warming potential (GWP) continued in new markets during the year. Worldwide CFC elimination is complete, with the Group’s refrigerators in China, Brazil and India now entirely CFC-free. The refrigerator operations in Australia use only HFC and HC with no ODP. The RoHS Directive (restrictions on the use of certain hazardous substances) was adopted by the European Union (EU) in December 2002, and will ban the sales of electrical products containing lead, mercury, cadmium, hexavalent chromium and two brominated flame retardants from July 2006.

      As it applies to all vendors, Electrolux sees the RoHS Directive as competitively neutral. The Group is now in the process of systematically gathering information from all suppliers regarding potentially harmful chemicals used in raw materials and sub-assemblies.

Producer responsibility

In December 2002, the EU adopted the Waste Electrical and Electronic Equipment (WEEE) Directive, introducing producer responsibility for the cost of recycling and waste disposal. This means that each manufacturer and importer, from August 2005, must finance the recycling of electrical products it has placed on the market.

      Since 1998, the Group has actively advocated individual producer responsibility, as opposed to a collective responsibility and was successful in securing this principle in the final directive text. Individual responsibility creates conditions for fair competition and encourages producers to invest in environmental design for more efficient recycling and end-of-life treatment. The Group’s views are shared by non-governmental environment and consumer organizations, and came to be adopted by the industry in general during the course of the WEEE debate.

Environmental management systems

The Electrolux environmental management system (EMS) is a vital tool for achieving and maintaining high standards for clean manufacturing. The Group’s policy stipulates that all manufacturing units with at least 50 employees shall be certified according to ISO 14001. Newly acquired units shall complete the certification process within three years after acquisition. By the end of 2002, 73% of the Group’s total manufacturing area was certified according to ISO 14001, corresponding to 61 production units, or 62% of the total number of units required to certify. The corresponding figures for Europe were 90% or 47 units, corresponding to 81% of the total number of European units. The Group also aims to implement EMS for the entire operation in each business sector. Apart from production units, five non-manufacturing units have received ISO 14001 certification. Five units are also registered according to the EU management tool EMAS.

Results

In order to assess the results of the Group’s environmental work, a number of environmental performance indicators have been developed. This year’s data confirm the trends toward improved environmental performance in Group products and production processes, and to relatively higher profitability for environmentally leading white goods. Water and energy consumption at manufacturing units decreased during the year, as did CO2 emissions.

Electrolux as an environmental investment

The Electrolux share is widely recognized among ethical investment funds and analysts. Electrolux has been included on the Dow Jones Sustainability Indexes, the listing of companies exhibiting outstanding environmental, social and economic performance, since the indexes were launched in 1999. FTSE4Good and Innovest also recommend Electrolux stock.

79 ELECTROLUX ANNUAL REPORT 2002

Annual General Meeting

The Annual General Meeting will be held at 5 p.m. on Tuesday, April 22, 2003 at the Berwald Hall, Dag Hammarskjölds Väg 3, Stockholm.

Registration

Shareholders who intend to participate in the Annual General Meeting must be registered with VPC AB (Swedish Central Securities Depository & Clearing Organization) on Saturday, April 12, 2003. As record day falls on a Saturday, shareholders wishing to participate in the Annual General Meeting must be registered with VPC on the last banking date, that is, no later than Friday, April 11, 2003. Shareholders whose shares are registered through banks or trustees must have their shares temporarily registered in their own names at VPC on that date.

Participation

In addition, notice of intent to participate must be given to Electrolux not later than 4 p.m. on Tuesday, April 15, 2003, when also the number of advisors should be stated. Notice of intent to participate can be made by mail to AB Electrolux, Dept. C-J, SE-105 45 Stockholm, Sweden, by fax at +4687386335, or by telephone at +4687386410. Notice can also be given at: www.electrolux.com/agm

      Notice should include the shareholder’s name, registration number, if any, address and telephone number. Shareholders participating by proxy should submit a copy of the proxy authorization prior to the date of the AGM.

Dividend

The Board has proposed a dividend of SEK 6.00 per share and Friday, April 25, 2003 as record day, after which it is expected that dividends will be paid by VPC on Wednesday, April 30, 2003.

      April 22, 2003 is the last day for trading in Electrolux shares that entitle a dividend for 2002.

This annual report is produced with technology that minimizes environmental impact. It is printed on Gothic Silk, a paper that meets the criteria of the Nordic Environmental Label. Cover 250 g, inside pages 170 g.

Production: Electrolux Investor Relations and Intellecta Corporate AB.
Printing: Tryckindustri Information AB, Solna, Sweden, 2003.

80 ELECTROLUX ANNUAL REPORT 2002

This is Electroluz

     With sales of SEK 133.2 billion,Electrolux is the world’s largest producer of appliances and equipment for kitchen,cleaning and outdoor use,such as refrigerators,cookers,washing machines,chainsaws,lawn mowers and garden tractors.Electrolux is also one of the largest producers in the world of similar equipment for professional users.

     The Group has two business areas, Consumer Durables and Professional Products, both of which include products for indoor and outdoor use.

				2002
Key data	2002		2001	EURm

Amounts in SEKm and EURm, unless otherwise stated

Net sales	133,150		135,803	14,552

Operating income	7,731		6,281	845

Margin, %	5.8		4.6

Income after financial items	7,545		5,215	825

Net income per share, SEK, EUR	15.60		11.35	1.70

Dividend per share, SEK, EUR	6.00	(1)	4.50	0.66

Return on equity, %	17.2		13.2

Return on net assets, %	22.1		15.0

Value creation	3,461		262	378

Net debt/equity ratio	0.05		0.37

Average number of employees	81,971		87,139

     1) Proposed by the Board of Directors.

[Picture Omitted]

The Electrolux Group.
The world's No.1 choice.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use.

AB Electrolux Mailing address SE-105 45 Stockholm, Sweden	Visiting address S:t Goransgatan 143,Stockholm	Telephone +46 8 738 60 00	Telefax +46 8 656 44 78	Website www.electrolux.com